SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 Stuttgart, Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statement on
Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and
333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and
333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               IFRS Consolidated Financial Statements as of December 31, 2006

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this IFRS-Consolidated Financial Statements for the 2006 financial year:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward looking statements. Any forward looking statement speaks only as of the date on which it is made.

1

DAIMLER CHRYSLER

IFRS Consolidated Financial Statements
as of December 31, 2006

Key Figures

DaimlerChrysler Group

Amounts in millions of €	2006	2005	06/05
			% change

Revenues	152,809	150,790	1
Western Europe	50,352	47,572	6
thereof: Germany	22,387	21,381	5
NAFTA	76,296	78,381	(3)
thereof: United States	65,176	67,955	(4)
Other markets	26,161	24,837	5
Employees (Dec. 31)	360,385	382,724	(6)
Investments in property, plant and equipment	5,874	6,480	(9)
Research and development expenditures	5,234	5,542	(6)
thereof: capitalized development costs	1,006	1,150	(13)
Cash provided by operating activities	14,337	11,032	30
Group EBIT	5,489	6,076	(10)
Net profit	3,783	4,215	(10)
per share (in €)	3.66	4.09	(11)
Total dividend	1,542	1,527	1
Dividend per share (in €)	1.50	1.50	0

Divisions

Amounts in millions of €	2006	2005	06/05
			% change

Mercedes Car Group
EBIT	1,783	(787)	—
Revenues	51,410	47,831	7
Investments in property, plant and equipment	1,698	1,633	4
Research and development expenditures	2,274	2,469	(8)
thereof: capitalized development costs	496	391	27
Unit sales (1)	1,251,797	1,216,838	3
Employees (Dec. 31)	99,343	104,345	(5)

Chrysler Group
EBIT	(468)	2,218	—
Revenues	46,983	50,126	(6)
Investments in property, plant and equipment	2,857	3,015	(5)
Research and development expenditures	1,568	1,668	(6)
thereof: capitalized development costs	291	559	(48)
Unit sales (1)	2,654,710	2,812,993	(6)
Employees (Dec. 31)	80,735	83,130	(3)

Truck Group
EBIT	1,851	1,564	18
Revenues	31,789	29,922	6
Investments in property, plant and equipment	912	979	(7)
Research and development expenditures	1,038	966	7
thereof: capitalized development costs	211	130	62
Unit sales (1)	536,956	529,499	1
Employees (Dec. 31)	83,237	84,254	(1)

Financial Services
EBIT	1,639	1,443	14
Revenues	16,049	14,514	11
New business	52,927	48,097	10
Contract volume	114,471	119,470	(4)
Investments in property, plant and equipment	29	42	(31)
Employees (Dec. 31)	10,718	11,129	(4)

Van, Bus, Other
EBIT	1,327	1,867	(29)
Revenues	13,151	14,267	(8)
Investments in property, plant and equipment	378	840	(55)
Research and development expenditures	354	439	(19)
thereof: capitalized development costs	8	70	(89)
Unit sales (1)	305,001	315,567	(3)
Employees (Dec. 31)	39,400	51,093	(23)

(1) Unit sales including leased vehicles

Introduction

In July 2002, the European Parliament and the European Council adopted Regulation no. 1606/2002 on the application of International Financial Reporting Standards (IFRS). Under the regulation, all companies domiciled in a European Union (EU) member state whose securities are listed on a regulated market of a member state must prepare their consolidated financial statements in accordance with IFRS for financial years beginning on or after January 1, 2005. EU member states are allowed, however, to defer the mandatory application of IFRS until 2007 for companies that have only debt securities listed or that already apply internationally accepted accounting standards for purposes of stock-exchange listings outside the EU. The latter applies in particular to companies such as DaimlerChrysler that are listed on the New York Stock Exchange and prepare their consolidated financial statements in accordance with Unites States Generally Accepted Accounting Principles (US GAAP). In Germany, the deferment option was implemented in December 2004 within the context of the Financial Statements Law Reform Act (Bilanzrechtsreformgesetz).

DaimlerChrysler will begin primary IFRS reporting with the first quarter of 2007. As a basis for this change in financial reporting, DaimlerChrysler has prepared its consolidated financial statements for the year 2006 (including the comparative period 2005) also in accordance with IFRS (2006 IFRS consolidated financial statements). DaimlerChrysler is providing the 2006 IFRS consolidated financial statements solely as supplemental information. Accordingly, DaimlerChrysler’s primary financial reporting for fiscal year 2006 remains based on US GAAP for purposes of the legal requirements of the German Commercial Code and the reporting requirements of the US Securities and Exchange Commission (SEC) as they apply to DaimlerChrysler’s 2006 Annual Report on Form 20-F. Please note that the IFRS financial information contained in the 2006 IFRS consolidated financial statements provided below is not directly comparable to the US GAAP financial information included in DaimlerChrysler’s 2006 Annual Report on Form 20-F.

DaimlerChrysler has applied the accounting policies described in Note 1 in preparing the 2006 IFRS consolidated financial statements and an opening IFRS balance sheet as at January 1, 2005, the Group’s IFRS transition date.

Statement by the Board of Management

The Board of Management of DaimlerChrysler AG is responsible for preparing the following supplemental consolidated financial statements in accordance with IFRS.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft has audited the consolidated financial statements prepared in accordance with IFRS and issued an unqualified opinion.

Dr. Dieter Zetsche	Bodo Uebber
Chairman of the Board	Member of the Board
of Management,	of Management,
Head of Mercedes Car Group	Finance & Controlling /
Financial Services

Report of Independent Registered Public Accounting Firm

The Supervisory Board DaimlerChrysler AG:

We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries (“DaimlerChrysler”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity, and cash flows, all in accordance with International Financial Reporting Standards (IFRS), for each of the years in the two-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler AG and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006 in accordance with International Financial Reporting Standards (IFRS).

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 2 to the consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany

April 25, 2007

Consolidated Statements of Income

		Consolidated		Industrial Business(1)		Financial Services(1)
		Year ended December 31,		Year ended December 31,		Year ended December 31,
(in millions of €)	Note	2006	2005	2006	2005	2006	2005
Revenues	4	152,809	150,790	136,760	136,276	16,049	14,514
Cost of sales	5	(126,137)	(123,087)	(113,001)	(111,515)	(13,136)	(11,572)
Gross profit		26,672	27,703	23,759	24,761	2,913	2,942
Selling expenses	5	(11,519)	(11,911)	(10,826)	(11,146)	(693)	(765)
General administrative expenses	5	(5,989)	(5,856)	(5,366)	(5,132)	(623)	(724)
Research and non-capitalized development costs		(4,228)	(4,392)	(4,228)	(4,392)	—	—
Other operating income, net	6	777	76	752	38	25	38
Share of profit (loss) from companies accounted for using the equity method, net	13	(150)	266	(173)	328	23	(62)
Other financial income (expense), net	7	(74)	190	(68)	176	(6)	14
Earnings before interest and taxes (EBIT) (2)		5,489	6,076	3,850	4,633	1,639	1,443
Interest expense, net	8	(401)	(998)	(391)	(992)	(10)	(6)
Profit before income taxes		5,088	5,078	3,459	3,641	1,629	1,437
Income tax expense	9	(1,305)	(863)	(706)	(284)	(599)	(579)
Net profit		3,783	4,215	2,753	3,357	1,030	858
Minority interest		(39)	(66)
Profit attributable to shareholders of DaimlerChrysler AG		3,744	4,149

Earnings per share (in €) for profit attributable to shareholders of DaimlerChrysler AG	34
Basic		3.66	4.09
Diluted		3.64	4.08

(1)  Additional information about the Industrial Business and Financial Services is not required under IFRS and is unaudited.

(2)  EBIT includes expenses from compounding of provisions (2006: €605 million; 2005: €493 million).

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Balance Sheets

		Consolidated		Industrial Business(1)		Financial Services(1)
		At December 31,		At December 31,		At December 31,
(in millions of €)	Note	2006	2005	2006	2005	2006	2005
Assets
Intangible assets	10	7,614	8,181	7,486	8,059	128	122
Property, plant and equipment	11	32,747	35,295	32,603	35,117	144	178
Equipment on operating leases	12	36,949	34,236	10,383	10,144	26,566	24,092
Investments accounted for using the equity method	13	5,104	5,474	4,824	5,213	280	261
Receivables from financial services	14	41,180	47,855	—	—	41,180	47,855
Other financial assets	15	5,889	6,580	5,044	5,869	845	711
Deferred taxes	9	5,000	5,455	4,772	5,251	228	204
Other assets	16	2,720	2,655	2,611	2,507	109	148
Non-current assets		137,203	145,731	67,723	72,160	69,480	73,571
Inventories	17	18,396	19,699	17,736	18,969	660	730
Trade receivables	18	7,671	7,965	7,423	7,713	248	252
Receivables from financial services	14	35,989	38,326	—	—	35,989	38,326
Cash and cash equivalents		8,409	8,063	6,060	6,929	2,349	1,134
Other financial assets	15	7,043	3,906	6	(2,666)	7,037	6,572
Other assets	16	2,923	2,811	479	1,008	2,444	1,803
Sub-total current assets		80,431	80,770	31,704	31,953	48,727	48,817
Disposal group Off-Highway, assets held for sale	19	—	1,511	—	1,511	—	—
Current assets		80,431	82,281	31,704	33,464	48,727	48,817
Total assets		217,634	228,012	99,427	105,624	118,207	122,388

Equity and liabilities
Share capital		2,673	2,647
Capital reserves		8,613	8,243
Retained earnings		23,805	21,588
Other reserves		1,937	3,170
Treasury shares		—	—
Equity attributable to shareholders of DaimlerChrysler AG		37,028	35,648
Minority interest		421	412
Equity	20	37,449	36,060	28,628	26,644	8,821	9,416
Provisions for pensions and similar obligations	22	19,014	21,811	18,857	21,677	157	134
Provisions for income taxes		2,492	1,329	773	78	1,719	1,251
Provisions for other risks	23	9,801	10,948	9,601	10,317	200	631
Financing liabilities	24	53,506	56,667	4,447	4,748	49,059	51,919
Other financial liabilities	25	1,732	2,340	1,597	2,299	135	41
Deferred taxes	9	499	551	(4,175)	(4,288)	4,674	4,839
Deferred income		3,296	3,062	1,849	1,690	1,447	1,372
Other liabilities	26	112	115	111	112	1	3
Non-current liabilities		90,452	96,823	33,060	36,633	57,392	60,190
Trade liabilities	27	13,716	14,591	13,478	14,376	238	215
Provisions for income taxes		1,130	2,009	1,104	1,269	26	740
Provisions for other risks	23	14,114	15,581	13,729	15,112	385	469
Financing liabilities	24	46,030	46,194	(1,793)	(1,918)	47,823	48,112
Other financial liabilities	25	8,700	9,781	7,078	7,937	1,622	1,844
Deferred income		4,959	5,077	3,207	3,773	1,752	1,304
Other liabilities	26	1,084	1,033	936	935	148	98
Sub-total current liabilities		89,733	94,266	37,739	41,484	51,994	52,782
Disposal group Off-Highway, liabilities held for sale	19	—	863	—	863	—	—
Current liabilities		89,733	95,129	37,739	42,347	51,994	52,782
Total equity and liabilities		217,634	228,012	99,427	105,624	118,207	122,388

(1)  Additional information about the Industrial Business and Financial Services is not required under IFRS and is unaudited.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Equity

								Equity
				Other reserves				attributable
					Financial			to share-
				Currency	assets	Derivative		holders of
	Share	Capital	Retained	translation	available-	financial	Treasury	Daimler-	Minority	Total
(in millions of €)	capital	reserves	earnings	adjustment	for-sale	instruments	shares	Chrysler AG	interests	equity
Balance at January 1, 2005	2,633	8,043	18,958	—	422	2,045	—	32,101	670	32,771
Net profit	—	—	4,149	—	—	—	—	4,149	66	4,215
Income and (expenses) recognized directly in equity	—	—	—	1,967	(39)	(2,094)	—	(166)	15	(151)
Deferred taxes on income and (expenses) recognized directly in equity	—	—	—	—	68	801	—	869	(4)	865
Total income for period	—	—	4,149	1,967	29	(1,293)	—	4,852	77	4,929
Dividends	—	—	(1,519)	—	—	—	—	(1,519)	(56)	(1,575)
Stock based compensation	—	107	—	—	—	—	—	107	—	107
Issue of new shares	14	141	—	—	—	—	—	155	45	200
Acquisition of treasury shares	—	—	—	—	—	—	(21)	(21)	—	(21)
Issue of treasury shares	—	—	—	—	—	—	21	21	—	21
Other	—	(48)	—	—	—	—	—	(48)	(324)	(372)
Balance at December 31, 2005	2,647	8,243	21,588	1,967	451	752	—	35,648	412	36,060
Net profit	—	—	3,744	—	—	—	—	3,744	39	3,783
Income and (expenses) recognized directly in equity	—	—	—	(1,585)	120	414	—	(1,051)	(36)	(1,087)
Deferred taxes on income and (expenses) recognized directly in equity	—	—	—	—	(27)	(155)	—	(182)	—	(182)
Total income for period	—	—	3,744	(1,585)	93	259	—	2,511	3	2,514
Dividends	—	—	(1,527)	—	—	—	—	(1,527)	(20)	(1,547)
Stock based compensation	—	39	—	—	—	—	—	39	—	39
Issue of new shares	26	284	—	—	—	—	—	310	9	319
Acquisition of treasury shares	—	—	—	—	—	—	(29)	(29)	—	(29)
Issue of treasury shares	—	—	—	—	—	—	29	29	—	29
Other	—	47	—	—	—	—	—	47	17	64
Balance at December 31, 2006	2,673	8,613	23,805	382	544	1,011	—	37,028	421	37,449

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows *

	Consolidated		Industrial Business(1)		Financial Services(1)
(in millions of €)	2006	2005	2006	2005	2006	2005
Net profit adjusted for	3,783	4,215	2,753	3,357	1,030	858
Depreciation and amortization	12,944	12,004	7,173	7,335	5,771	4,669
Other non cash expense and income	177	43	(464)	465	641	(422)
(Gains) losses on disposals of assets	(529)	(1,228)	(545)	(1,145)	16	(83)
Change in operating assets and liabilities
– Inventories	68	(1,364)	224	(1,353)	(156)	(11)
– Trade receivables	(121)	(194)	(118)	(150)	(3)	(44)
– Trade liabilities	155	722	122	725	33	(3)
– Inventory-related receivables from financial services	(344)	(2,438)	(344)	(2,438)	—	—
– Other operating assets and liabilities	(1,796)	(728)	(2,344)	(1,027)	548	299
Cash provided by operating activities	14,337	11,032	6,457	5,769	7,880	5,263
Purchase of equipment on operating leases	(15,811)	(12,432)	—	—	(15,811)	(12,432)
Proceeds from disposals of equipment on operating leases	4,991	4,488	—	—	4,991	4,488
Additions to property, plant and equipment	(5,874)	(6,480)	(5,845)	(6,435)	(29)	(45)
Additions to intangible assets	(1,322)	(1,550)	(1,301)	(1,529)	(21)	(21)
Proceeds from disposals of property, plant and equipment and intangible assets	710	751	683	719	27	32
Investments in businesses	(473)	(552)	(54)	(425)	(419)	(127)
Proceeds from disposals of businesses	1,158	516	1,169	187	(11)	329
Change in wholesale receivables	57	11	348	1,479	(291)	(1,468)
Investments in retail receivables	(27,550)	(27,073)	8,666	7,568	(36,216)	(34,641)
Collections on retail receivables	27,225	29,736	(7,548)	(6,334)	34,773	36,070
Proceeds from sale of retail receivables	2,339	1,599	—	—	2,339	1,599
Acquisition of securities (other than trading)	(14,827)	(10,773)	(14,862)	(10,780)	35	7
Proceeds from sales of securities (other than trading)	13,467	11,025	13,467	11,024	—	1
Change in other cash	53	497	43	516	10	(19)
Cash used for investing activities	(15,857)	(10,237)	(5,234)	(4,010)	(10,623)	(6,227)
Change in short-term financing liabilities	1,472	(1,318)	3,104	10,635	(1,632)	(11,953)
Additions to long-term financing liabilities	29,107	50,097	(5,744)	(27,068)	34,851	77,165
Repayment of long-term financing liabilities	(26,940)	(48,688)	1,425	14,828	(28,365)	(63,516)
Dividends paid (including profit transferred from subsidiaries)	(1,553)	(1,575)	(722)	(413)	(831)	(1,162)
Proceeds from issuance of share capital (including minority interest)	339	227	306	207	33	20
Purchase of treasury shares	(29)	(27)	(29)	(27)	—	—
Cash provided by (used for) financing activities	2,396	(1,284)	(1,660)	(1,838)	4,056	554
Effect of foreign exchange rate changes on cash and cash equivalents	(530)	706	(432)	625	(98)	81
Net increase (decrease) in cash and cash equivalents	346	217	(869)	546	1,215	(329)
Cash and cash equivalents at beginning of the period	8,063	7,846	6,929	6,383	1,134	1,463
Cash and cash equivalents at end of the period	8,409	8,063	6,060	6,929	2,349	1,134

(1)	Additional information about the Industrial Business and Financial Services is not required under IFRS and is unaudited.
*	For other information regarding consolidated statements of cash flows, see Note 28.

The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

General information

These consolidated financial statements of DaimlerChrysler AG and its subsidiaries have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) and related interpretations issued by the International Accounting Standards Board (IASB), applying IFRS 1 “First-Time Adoption of International Financial Reporting Standards”.

The accompanying IFRS consolidated financial statements will serve as a basis for DaimlerChrysler’s IFRS reporting beginning with the first quarter of 2007. DaimlerChrysler’s previous financial reporting was based on United States Generally Accepted Accounting Principles (US GAAP) including US GAAP consolidated financial statements issued for 2006 to meet the legal requirements of the German Commercial Code and the reporting requirements of the US Securities and Exchange Commission (SEC) on Form 20-F.

The consolidated financial statements of the DaimlerChrysler Group are presented in euros (€).

On April 25, 2007, the Board of Management has authorized the consolidated financial statements for issue.

Basis of presentation

Applied IFRS. The accounting policies applied in these consolidated financial statements are in compliance with the IFRS required to be applied as of December 31, 2006, in accordance with IFRS 1 as well as the following IFRS which DaimlerChrysler early adopted:

IFRS 7 “Financial Instruments: Disclosures.” This standard requires extensive disclosures about the significance of financial instruments for an entity’s financial position and results of operations as well as quantitative and qualitative disclosures on the nature and extent of risks arising from financial instruments. IFRS 7 replaces disclosure requirements from International Accounting Standard (IAS) 32 “Financial Instruments: Disclosure and Presentation” and IAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions.” The standard is effective for reporting periods beginning on or after January 1, 2007. Earlier application is permitted.

IFRS 8 “Operating Segments.” IFRS 8 sets out requirements for disclosure of financial information about an entity’s operating segments in the annual financial statements. IFRS 8 replaces IAS 14 “Segment Reporting” and adopts almost completely the requirements of Statement of Financial Accounting Standards (SFAS) 131 “Disclosures about Segments of an Enterprise and Related Information” and follows the management approach in segment reporting. Therefore information concerning the operating segments is published based on the internal reporting. The standard is effective for reporting periods beginning on or after January 1, 2009. Earlier application is encouraged.

Transition to IFRS. The differences between the carrying amount of the assets and liabilities in the consolidated balance sheets under the previously applied US GAAP and the IFRS resulted in a different amount of equity at the date of transition to IFRS as of January 1, 2005.

Presentation. Presentation in the balance sheet differentiates between current and non-current assets and liabilities. Assets and liabilities are classified as current if they mature within one year or within a longer operating cycle. Deferred tax assets and liabilities as well as assets and provisions from defined pension plans and similar obligations are presented as non-current items. The consolidated statement of income is presented using the cost-of-sales method.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers’ understanding of the Group’s consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group’s industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations and financial position of the Group’s industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have been allocated to the industrial business columns.

The consolidated financial statements have been prepared on the historical cost basis with the exception of certain items such as available-for-sale financial assets, derivative financial instruments or hedged items as well as defined pension plans and similar obligations. Measurement models applied to those exceptions are described below.

IFRS issued but not yet adopted. In March 2007, the IASB issued an amendment of IAS 23 “Borrowing Costs.” The amendment removes the option of immediately recognizing borrowing costs as an expense which is currently elected by the Group. The amended standard requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets. Assets are considered qualifying when a substantial period of time is necessary to get them ready for use or sale. Adoption of the amendment is required prospectively starting from January 1, 2009, with earlier adoption permitted. DaimlerChrysler will determine the expected effect and elect an adoption date.

Use of estimates and judgments. Preparation of the financial statements in conformity with IFRS requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Significant items related to such estimates and judgments include recoverability of investments in equipment on operating leases, collectibility of receivables from financial services, assumptions of future cash flows from cash-generating units or development projects, warranty obligations, sales incentive obligations, valuation of derivative instruments, useful lives of plant and equipment, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

Risks and uncertainties. DaimlerChrysler’s financial position, results of operations and cash flows are subject to numerous risks and uncertainties. Factors that could affect DaimlerChrysler’s future financial statements and cause actual results to vary materially from expectations include, but are not limited to, adverse changes in global economic conditions; a further increase of overcapacity and intense competition in the automotive industry; dependence on suppliers, primarily single source suppliers; the concentrations of DaimlerChrysler’s revenues derived from the United States and Western Europe; the significant portion of DaimlerChrysler’s workforce subject to collective bargaining agreements; fluctuations in currency exchange rates, interest rates and commodity prices; significant legal proceedings and environmental and other government regulations.

Principles of consolidation

The consolidated financial statements include the financial statements of DaimlerChrysler AG and generally the financial statements of all subsidiaries including special purpose entities which are directly or indirectly controlled by DaimlerChrysler AG. Control means the power, directly or indirectly, to govern the financial and operating policies of an entity so as the Group obtains benefits from its activities.

The financial statements of consolidated subsidiaries are generally prepared as of the balance sheet date of the consolidated financial statements, except for Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”), representing a significant subgroup which is consolidated with a one-month time lag. Adjustments are made for significant events or transactions that occur during the time lag.

The financial statements of DaimlerChrysler AG and its subsidiaries included in the consolidated financial statements were prepared using uniform recognition and valuation principles. All significant intercompany accounts and transactions relating to consolidated subsidiaries and consolidated special purpose entities have been eliminated.

Business combinations are accounted for using the purchase method.

DaimlerChrysler transfers significant amounts of automotive finance receivables in the ordinary course of business to special purpose entities primarily in “asset-backed securitizations.” According to IAS 27 “Consolidated and Separate Financial Statements” and the Standing Interpretations Committee Interpretation (SIC) 12 “Consolidation – Special Purpose Entities” certain special purpose entities have to be consolidated. The transferred financial assets remain on Group accounts.

Investments in associated companies and joint ventures

Associated companies are significant equity investments in which DaimlerChrysler has the ability to exercise significant influence over the financial and operating policies of the investee. Joint ventures are those entities over whose activities DaimlerChrysler has joint control with partners, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Significant associated companies and joint ventures are accounted for using the equity method.

The excess of the cost of DaimlerChrysler’s initial investment in equity method companies over the Group’s proportionate ownership interest is recognized as investor level goodwill and included in the carrying amount of the investment accounted for using the equity method.

If the carrying amount exceeds the recoverable amount of an investment in any associated company or joint venture that is deemed to be other than temporary, the carrying amount of the investment has to be reduced to the recoverable amount. The recoverable amount is the higher of value in use or fair value less costs to sell. An impairment loss is recognized in the income statement in the line item share of profit (loss) from companies accounted for using the equity method, net.

The investment in the European Aeronautic Defence and Space Company EADS N.V. (“EADS”) represents an associated company. Because the financial statements of EADS are not made available timely to DaimlerChrysler in order to apply the equity method of accounting, the Group’s proportionate share of the results of operations of this associated company are included in DaimlerChrysler’s consolidated financial statements on a three-month time lag. Adjustments are made for all significant events or transactions that occur during the time lag.

Foreign currency translation

Transactions in foreign currency are translated at the relevant foreign exchange rates prevailing at the transaction date. Subsequent gains and losses from the remeasurement of financial assets and liabilities denominated in foreign currency are recognized in profit and loss (except for available for sale equity instruments and financial liabilities designated as a hedge of a net investment in a foreign operation).

The assets and liabilities of foreign companies, where the functional currency is not the euro, are translated into euro using period end exchange rates. The resulting translation adjustments are recorded directly in equity. The consolidated statements of income and the consolidated statements of cash flows are translated into euro using average exchange rates during the respective periods.

The exchange rates of the US dollar, as the most significant foreign currency for DaimlerChrysler, were as follows:

	2006	2005
	€1 =	€1 =
Exchange rate at December 31	1.3170	1.1797
Average exchange rates
First quarter	1.2023	1.3113
Second quarter	1.2582	1.2594
Third quarter	1.2743	1.2199
Fourth quarter	1.2887	1.1897

Accounting policies

Revenue recognition. Revenue for sales of vehicles, service parts and other related products is recognized when the risks and rewards of ownership of the goods are transferred to the customer, the amount of revenue can be estimated reliably and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted.

DaimlerChrysler uses price discounts in response to a number of market and product factors, including pricing actions and incentives offered by competitors, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumers’ monthly lease payment, or reduced financing rate programs offered to consumers.

The Group records the estimated impact of sales incentives programs offered to dealers and consumers as a reduction to revenue at the time of sale to the dealer. This estimated impact represents the incentive programs offered to dealers and consumers as well as the expected modifications to these programs in order for the dealers to sell their inventory.

The Group offers an extended, separately priced warranty for certain products. Revenues from these contracts are deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the current period, if the sum of the expected costs for services under the contract exceeds unearned revenue.

For transactions with multiple deliverables, such as when vehicles are sold with free service programs, the Group allocates revenue to the various elements based on their objectively and reliably determined fair values.

When below market rate loans under special financing programs are used to promote sales of vehicles and Financial Services finances the vehicle, related receivables are recognized at present value and revenues are reduced by the interest incentive granted.

Sales under which the Group guarantees the minimum resale value of the product, such as in sales to certain rental car company customers, are accounted for similar to an operating lease. The guarantee of the resale value may take the form of an obligation by DaimlerChrysler to pay any deficiency between the proceeds the customer receives upon resale in an auction and the guaranteed amount, or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from resale of these vehicles are included in gross profit.

Revenue from operating leases is recognized on a straight-line basis over the lease term.

Revenue from receivables from financial services is recognized using the effective interest method.

Research and non-capitalized development costs. Expenditure for research and development that do not meet the conditions for capitalization according to IAS 38 “Intangible Assets” are expensed as incurred.

Borrowing costs. Borrowing costs are expensed as incurred.

Interest expense, net. Interest expense, net includes interest expense from liabilities, interest income from investments in securities, cash and cash equivalents as well as interests and changes in fair values related to hedging activities. Income and expense resulting from the allocation of premiums and discounts is also included. Further, the interest component from defined pension plans and similar obligations is disclosed under this line item.

An exception from the above mentioned principles is made for Financial Services. In this case the interest income and expense as well as the result from derivative financial instruments are disclosed under revenues and cost of sales, respectively.

Other financial income (expense), net. Other financial income (expense), net includes all remaining miscellaneous income and expense from financial transactions which are not included under interest expense, net, e.g. expense from the compounding of interest on provisions for other risks.

Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduce DaimlerChrysler’s percentage ownership (“dilution gains and losses”) and DaimlerChrysler’s share of any dilution gains and losses reported by its investees accounted for under the equity method are also recognized in other financial income (expense), net.

Income taxes. Current income taxes are determined based on respective local taxable income of the period and tax rules. In addition, current income taxes include adjustments for uncertain tax payments or tax refunds for periods not yet assessed as well as interest expense and penalties on the underpayment of taxes. Deferred tax is included in income tax expense and reflects the changes in deferred tax assets and liabilities except for changes recognized directly in equity.

Deferred tax assets or liabilities are determined based on temporary differences between financial reporting and the tax basis of assets and liabilities including differences from consolidation, loss carry forwards and tax credits. The measurement occurs on the basis of the tax rates whose effectiveness is expected for the period in which an asset is realized or a liability is settled. For this the tax rates and tax rules are used which are effective at the balance sheet date or are highly probable to become effective. Deferred tax assets are recognized to the extent that taxable profit at the level of the relevant tax authority will be available for the utilization of the deductible temporary differences. DaimlerChrysler recognizes a valuation allowance for deferred tax assets when it is not probable that a respective amount of future taxable profit will be available.

Tax benefits resulting from uncertain income tax positions are recognized at the best estimate of the tax amount expected to be paid.

Earnings per share. Basic earnings per share are calculated by dividing profit or loss attributable to shareholders of DaimlerChrysler AG by the weighted average number of shares outstanding. Diluted earnings per share reflect in addition the potential dilution that would occur, if all securities and other contracts to issue ordinary shares were exercised or converted.

Goodwill. Goodwill represents the excess of the cost of an acquired business over the fair values assigned to the separately identifiable assets acquired and the liabilities assumed; the purchase of minority rights is treated in the same manner. In case of an adjustment for contingent consideration such amount is included in goodwill.

Other intangible assets. Intangible assets acquired are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Intangible assets other than development costs with finite useful lives are generally amortized on a straight-line basis over their useful lives (2 to 10 years) and are reviewed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in the expected useful lives are treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recorded in functional costs.

Development costs are recognized if the conditions for capitalization according to IAS 38 are met. Subsequent to initial recognition the asset is carried at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs include all direct costs and allocable overhead and are amortized over the expected product life cycle (2 to 12 years). Amortization of capitalized development costs is an element of the manufacturing costs allocated to those vehicles and components by which they have been generated and is included in cost of sales when the inventory is sold.

Property, plant and equipment. Property, plant and equipment is valued at acquisition or manufacturing costs less accumulated depreciation and any accumulated impairment losses. The costs of internally produced equipment and facilities include all direct costs and allocable overhead. Acquisition or manufacturing costs include the estimate of the costs of dismantling and removing the item and restoring the site, if any. Plant and equipment under finance leases are stated at the lower of present value of minimum lease payments or fair value less the respective accumulated depreciation and any accumulated impairment losses. Depreciation expense is recognized using the straight-line method. A residual value of the asset is considered. Property, plant and equipment are depreciated over the following useful lives:

Buildings and site improvements	5 to 50 Years
Technical equipment and machinery	3 to 30 Years
Other equipment, factory and office equipment	2 to 33 Years

Leasing. Leasing includes all arrangements that transfer the right to use a specified asset for a stated period of time in return for a payment, even if the right to use such asset is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and a lessor of its products, principally passenger cars, trucks, vans and busses. It is evaluated on the basis of the risks and rewards of a leased asset whether the ownership of the leased asset is attributed to the lessee (finance lease) or to the lessor (operating lease). Rent expense on operating leases where the Group is lessee is recognized over the respective lease terms on a straight-line basis. Equipment on operating leases where the Group is lessor is carried initially at its acquisition or production cost and is depreciated to its estimated residual value over the contractual term of the lease, on a straight-line basis. The estimated residual value is initially determined using published third party information as well as projections based on historical experience.

Impairment of non-financial assets. DaimlerChrysler assesses at each reporting date whether there is an indication that an asset may be impaired. If such indication exists, or when annual impairment testing for an asset is required (e.g. goodwill, intangible assets with indefinite useful lives as well as intangible assets not yet in use), DaimlerChrysler estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (cash-generating unit). The recoverable amount is the higher of the fair value less costs to sell and the value in use. DaimlerChrysler determines the recoverable amount as fair value less costs to sell and compares it with the carrying amount (including goodwill). The fair value is measured by discounting future cash flows using a risk-adjusted interest rate. The future cash flows are estimated on the basis of the operative planning supplemented by additional information from the strategic planning. Periods not covered by the forecast are taken into account by recognizing a residual value. A weighted average cost of capital of 7% was used in 2006 and 2005 as the discount factor for the industrial divisions. If the fair value less costs to sell cannot be determined or is lower than the carrying amount, the value in use is calculated. If the carrying amount exceeds the recoverable amount, an impairment charge is recognized amounting to the difference.

An assessment for assets other than goodwill is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case DaimlerChrysler would record a partial or an entire reversal of the impairment.

Non-current assets held for sale and disposal groups. Non-current assets held for sale or disposal groups are classified as held for sale and disclosed separately in the balance sheet. The assets or disposal groups are then measured at the lower of carrying amount and fair value less costs to sell and are no longer depreciated. If fair value less costs to sell subsequently increases, any impairment loss previously recognized is reversed. The reversal is restricted to the impairment losses previously recognized for the assets concerned.

Inventories. Inventories are measured at the lower of cost and net realizable value. The net realizable value is the estimated selling price less any remaining costs to sell. The cost of inventories is based on average cost or the first-in first-out principle (fifo), and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition. In case of manufactured inventories and work in progress, cost includes production overhead based on normal capacity.

Financial instruments. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments in the form of financial assets and financial liabilities are generally presented separately. Financial instruments are recognized as soon as DaimlerChrysler becomes a party to the contractual provisions of the financial instrument.

Upon initial recognition financial instruments are measured at fair value. For the purpose of subsequent measurement financial instruments are allocated to one of the categories mentioned in IAS 39 “Financial Instruments: Recognition and Measurement.” Transaction costs directly attributable to acquisition or issuance are considered by determining the carrying amount if the financial instruments are not measured at fair value through profit or loss. If trade date and settlement date (i.e. date of delivery) differ, DaimlerChrysler elects the trade date to be relevant for initial recognition or derecognition.

Financial assets. Financial assets primarily include receivables from financial services, trade receivables, receivables from banks, cash on hand, derivative financial assets as well as marketable securities and investments.

Financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss include financial assets held for trading.

Financial assets such as shares and interest-bearing securities are classified as held for trading, if they are acquired for the purpose of selling in the near term. Derivatives, including embedded derivatives separated from the host contract are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognized in profit or loss.

Cash and cash equivalents. Cash and cash equivalents consist primarily of cash on hand, checks, demand deposits at banks as well as debt instruments and certificates of deposits with an original term of up to three months. Cash and cash equivalents correspond with the classification in the consolidated statements of cash flows.

Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market such as financing agreements as part of the receivables from financial services, trade receivables, loans originated by the company and loans acquired. After initial recognition, loans and receivables are subsequently carried at amortized cost using the effective interest method less any impairment losses, if necessary. Gains and losses are recognized in the income statement when the loans and receivables are de-recognized or impaired. Interest effects on the application of the effective interest method are also recognized in profit or loss.

Available-for-sale financial assets. Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the preceding categories. This category includes certain equity instruments and securitized debt instruments such as government bonds, corporate bonds and commercial papers.

After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses being recognized in equity in reserves from financial assets available-for-sale. This does not apply if an objective evidence of impairment exists or if changes in the fair value of a debt instrument resulting from currency fluctuations occur. With the disposal of financial assets the accumulated gains and losses recognized in equity resulting from measurement at fair value are recognized in profit or loss. If a reliable estimate of the fair value of an unquoted equity instrument cannot be made, this instrument is measured at cost (less any impairment losses).

Interest earned on these financial assets is generally reported as interest income using the effective interest rate method. Dividends are recognized in profit or loss when the right of payment has been established.

Impairment of financial assets. At each reporting date the carrying amounts of the financial assets other than those to be measured at fair value through profit or loss are assessed to determine whether there is objective, significant evidence of impairment (e.g. a debtor is facing serious financial difficulties, there is a substantial change in the technological, economic, legal or market environment of the debtor).

For equity instruments, a significant or prolonged decline in fair value is objective evidence for a possible impairment. DaimlerChrysler has defined criteria for the significance and duration of a decline in fair value.

Loans and receivables. The amount of the impairment loss on loans and receivables is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding expected future credit losses that have not been incurred), discounted at the original effective interest rate of the financial asset. The amount of the impairment loss is recognized in profit or loss.

If, in a subsequent reporting period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized in profit or loss.

The impairment loss on loans and receivables (e.g. receivables from financial services including finance lease receivables, trade receivables) in most cases is recorded using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable depends on the estimated probability of the loss of receivables. When receivables are assessed as uncollectible the impaired asset is derecognized.

Available-for-sale financial assets. If an available-for-sale financial asset is impaired, the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement, is reclassified from direct recognition in equity to the income statement. Reversals with respect to equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in income.

Financial liabilities. Financial liabilities primarily include trade liabilities, liabilities to banks, bonds, derivative financial liabilities and other liabilities.

Financial liabilities measured at amortized cost. After initial recognition, financial liabilities are subsequently measured at amortized cost using the effective interest method.

Financial liabilities at fair value through profit or loss. Financial liabilities at fair value through profit or loss include financial  liabilities held for trading.

Derivatives are classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on  liabilities held for trading are recognized in profit or loss.

Derivative financial instruments and hedge accounting. DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors mainly for the purposes of hedging interest rate and currency risks that arise from its operating, financing, and investing activities.

Embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

Derivative financial instruments are measured at their fair value upon initial recognition and on each subsequent reporting date. The fair value of quoted derivatives is equal to their positive or negative market value. If a market value is not available, the fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

If the requirements for hedge accounting set out in IAS 39 are met, DaimlerChrysler designates and documents the hedge relationship from the date a derivative contract is entered into either as a fair value hedge or a cash flow hedge. In a fair value hedge the fair value of a recognized asset or liability or an unrecognized firm commitment is hedged. In a cash flow hedge the variability of cash flows to be received or paid related to a recognized asset or liability or a highly probable forecast transaction is hedged. The documentation of the hedge relationship includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Changes in the fair value of derivative instruments are recognized periodically either in earnings or equity, as a component of other reserves, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in other reserves, net of applicable taxes. The ineffective portion of the fair value changes are recognized in profit or loss. Amounts taken to equity are reclassified to the income statement when the hedged transaction affects the income statement.

If the derivative instrument does not or no longer qualifies for hedge accounting because the qualifying criteria for hedge accounting are not or are no longer met, the derivative financial instruments are classified as held for trading.

Pensions and similar obligations. The measurement of defined benefit plans from pensions and other post-employment benefits (e.g. medical care) in accordance with IAS 19 “Employee Benefits” is based on the “projected unit credit method”. For defined post-employment benefit plans, differences between actuarial assumptions used and actual results, changes in actuarial assumptions and unvested past service cost may result in gains and losses not yet recognized. Amortization of unrecognized actuarial gains and losses is recorded in accordance with the “corridor approach.” This approach requires partial amortization of actuarial gains and losses in the following year, if the unrecognized gains and losses exceed 10 percent of the greater of (1) the defined post-employment benefit obligation or (2) the fair value of the plan assets. In such case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

When the benefits of a plan are changed, the portion of the change in benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the impact is recognized directly in profit or loss.

A negative net obligation arising from prepaid contributions is only recognized as an asset to the extent that a cash refund from the plan or reductions of future contributions to the plan are available. Any exceeding amount is recognized in net periodic pension costs in the period when it incurs (“asset ceiling”).

Provisions for other risks and contingent liabilities. A provision is recognized when a liability to third parties has been incurred, an outflow of resources is probable and the amount of the obligation can be reasonably estimated. Provisions are regularly reviewed and adjusted as further information develop or circumstances change.

The provision for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience.

The provision for sales incentives is based on the estimated cost of these programs and the number of vehicles held in dealers’ inventory. The majority of vehicles held in dealers’ inventory are generally sold to consumers within the next quarter and the sales incentives accrued liability is adjusted to reflect recent actual experience.

DaimlerChrysler records the fair value of an asset retirement obligation from the period in which the obligation is incurred.

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the regular retirement date.

Stock-based compensation. Stock-based compensation comprises cash-settled liability awards and equity-settled equity awards.

The fair value of equity awards is generally determined by using a modified Black-Scholes option-pricing model at grant date and represents the total compensation expense to be recognized during the service period with a corresponding increase in equity (paid-in capital).

Liability awards are measured at fair value at each balance sheet date until settlement and are classified as provisions. The expense of the period comprises of the change in the provision between two reporting dates and amounts directly paid during the period.

Presentation in the consolidated statements of cash flows. Interest and taxes paid as well as interest and dividends received are classified as cash provided by operating activities. Dividends paid are shown in cash provided by (used for) financing activities.

2. Explanation of transition to IFRS

Introduction

These consolidated financial statements of DaimlerChrysler AG have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. In this regard, the accounting policies presented in Note 1 have been applied in preparing the consolidated financial statements as of and for the years ended December 31, 2006 and 2005 and in the preparation of an opening IFRS balance sheet at January 1, 2005, the Group’s date of transition to IFRS.

The date of transition to IFRS for DaimlerChrysler was January 1, 2005. In general, IFRS requires full retrospective application of all standards to be applied as of December 31, 2006. But DaimlerChrysler has taken advantage of exemptions available under the IFRS transitional rules in IFRS 1 “First-time Adoption of International Financial Reporting Standards” to apply certain requirements only with effect from the date of transition.

When preparing the opening consolidated balance sheet under IFRS as of January 1, 2005, the following material elective exemptions from full retrospective application of IFRS accounting policies have been adopted:

Business combinations. DaimlerChrysler elected not to apply IFRS 3, “Business Combinations,” to business combinations that occurred before January 1, 2005. Accordingly, the classification of all business combination prior to that transition date was kept and assets and liabilities related to such prior business combination were generally carried over based on previous GAAP.

Fair value or revaluation as deemed cost. The Group elected to measure certain real estate properties at fair value as of January 1, 2005 and to use that estimate as deemed cost. The effects of that election are presented below. DaimlerChrysler has not elected a general accounting policy to revalue long-lived assets.

	Adjustment	Carrying
(in millions of €)	recorded	amount
Property, plant and equipment	(387)	974

Employee benefits. In its opening IFRS balance sheet as of January 1, 2005, DaimlerChrysler elected to recognize the accumulated actuarial net gains and losses associated with its defined benefit pension and other post-employment benefit plans in retained earnings (see item g).

Cumulative translation differences. Under IAS 21, “The Effects of Changes in Foreign Exchange Rates”, differences arising from the translation of financial statements that are prepared using a currency other than the presentation currency of the consolidated financial statements are recognized as a separate component of equity. DaimlerChrysler made use of the exemption in IFRS 1 that such translation differences may be deemed zero at the date of transition.

Share-based payment. The Group did not apply the provisions of IFRS 2, “Share-based Payment,” to equity instruments granted as share-based employee awards prior to November 7, 2002.

Reconciliation of stockholders’ equity and net income from US GAAP to IFRS

In preparing the opening balance sheet and the consolidated financial statements as of and for the years ended December 31, 2005 and 2006, the Group has adjusted amounts reported previously in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

In connection with the first time adoption of IFRS, information became known that an earlier point of time is applicable for revenue recognition under the Group’s uniform accounting principles at two European subsidiaries compared to the previous policy adopted under US GAAP. Consequently, for purposes of the first time adoption of IFRS and the transition from US GAAP to IFRS, DaimlerChrysler recorded retroactive adjustments on stockholders’ equity according to US GAAP at the beginning of 2005 and retroactive adjustments of the consolidated results according to US GAAP for the years 2005 and 2006, as presented below. The adjustments do not materially affect stockholders’ equity as of January 1, 2005 or the results of the years 2005 or 2006.

An explanation of how the transition from US GAAP to IFRS has affected DaimlerChrysler’s earnings, financial position and cash flows is presented in the following tables and notes that accompany the tables.

	At December 31,	At December 31,	At January 1,
(in millions of €)	2006	2005	2005
Stockholders’ equity under US GAAP (as reported)	34,155	36,449	33,522
Adjustments	154	131	169
Stockholders’ equity under US GAAP (adjusted)	34,309	36,580	33,691
Minority interest (a)	663	653	909
Stockholders’ equity under US GAAP (adjusted) and minority interest	34,972	37,233	34,600
Development costs (b)	5,066	5,142	4,710
Borrowing costs (c)	(843)	(977)	(910)
Investment in EADS (d)	810	1,142	972
Inventories (LIFO) (e)	477	495	349
Transfer of financial assets/leveraged leases (f)	(517)	(556)	(552)
Pension and other post-employment benefits (g)	(752)	(7,670)	(7,728)
Provisions (h)	321	764	678
Other adjustments (i)	(677)	(872)	(740)
Income taxes (j)	(1,408)	1,359	1,392
Total reconciling items	2,477	(1,173)	(1,829)
Equity under IFRS	37,449	36,060	32,771

(in millions of €)	2006	2005
Net income under US GAAP (as reported)	3,227	2,846
Adjustments	19	(43)
Net income under US GAAP (adjusted)	3,246	2,803
Minority interest (a)	56	74
Net income under US GAAP (adjusted) including minority interest	3,302	2,877
Development costs (b)	145	274
Borrowing costs (c)	47	52
Investment in EADS (d)	(468)	165
Inventories (LIFO) (e)	12	55
Transfer of financial assets/leveraged leases (f)	(61)	(4)
Pension and other post-employment benefits (g)	1,558	1,081
Provisions (h)	(374)	24
Other adjustments (i)	212	60
Income taxes (j)	(590)	(369)
Total reconciling items	481	1,338
Net profit under IFRS	3,783	4,215

(a) Minority interest. Under IFRS, minority interest are included in equity, and net profit includes the portion allocated to the minority interest holders. Under US GAAP, minority interest are classified outside of stockholders’ equity and net income only includes the income attributable to the shareholders of DaimlerChrysler AG. The amounts of the reconciling items (b) – (j) presented in the tables above also include the amounts allocable to minority interest holders.

(b) Development costs. Under US GAAP, with the exception of certain software development costs, all development costs are expensed as incurred in accordance with SFAS 2, “Accounting for research and development costs.” Under IFRS, development costs are capitalized as intangible assets if the technical and economic feasibility of a project can be demonstrated. These costs are subsequently amortized on a straight-line basis over the expected useful lives of the products for which they were incurred, i.e. they become a part of the production costs in which the component for which such costs were incurred is used. Once these vehicles are sold, the amortization of development costs is included in cost of sales.

(c) Borrowing costs. US GAAP requires in SFAS 34, “Capitalization of interest”, that interest incurred as part of the cost of constructing property, plant and equipment prior to its use, sale or lease, be capitalized and amortized over the expected useful lives of the assets. Under IFRS, the Group expenses such interest when incurred in accordance with the option currently provided in IAS 23, “Borrowing Costs.”

(d) Investment in EADS. Differences between US GAAP and IFRS also affect the carrying amount and DaimlerChrysler’s equity in the earnings of EADS, a significant equity investee. DaimlerChrysler accounts for its investment in EADS at a three-month time-lag. Under US GAAP, transactions and events that occur during the intervening period between September 30, 2006, and DaimlerChrysler’s reporting date do not result in adjustments, but are disclosed if significant. Under IFRS, the financial information of EADS has to be adjusted for significant transactions and events that occurred after September 30, 2006, but before DaimlerChrysler’s reporting date. EADS recorded significant charges in the fourth quarter of 2006, primarily in connection with problems with the A380 program and resulting delivery delays and the decision to launch the industrial program for the new A350XWB aircraft family.

In 2003, under US GAAP, DaimlerChrysler determined that the decline in fair value below the carrying value of its investment in EADS was other than temporary and reduced the carrying value by €1.96 billion to its market value. The fair value was determined using the quoted market price, which approximated €3.5 billion at that time. Under IFRS, the investment would not have been considered impaired because the fair value would have been determined using the higher of fair value or value in use, which at that time exceeded the carrying amount.

(e) Inventories (LIFO). Under US GAAP, the Group accounted for certain inventories of US subsidiaries using the last-in first-out principle (LIFO). Under IFRS, the use of LIFO is prohibited as set forth in IAS 2, “Inventories.”

(f) Transfer of financial assets/leveraged leases. As part of its financing activities, the Group regularly sells certain financial receivables from its financial services business as well as trade receivables to special purpose entities (“SPEs”) and other third parties (“transfer of financial assets”). Under IFRS, the SPEs are typicially consolidated by the transferor while under US GAAP these SPEs are considered as “qualifying special purpose entities” and are not consolidated. In addition, as a result of differences between US GAAP and IFRS criteria for the derecognition of receivables, certain transferred receivables to parties “other than qualifying special purpose entities” did not qualify for derecognition under IFRS while they are derecognized under US GAAP.

In the US GAAP financial statements, transferred receivables meeting the derecognition conditions are removed from the balance sheet, any consideration received including retained interests is recognized and gains or losses from the sale of such receivables are recognized in income. In contrast, in the IFRS consolidated balance sheets as of December 31, 2006 and 2005, receivables of €21.7 billion and €21.3 billion (primarily receivables from financial services), respectively, and liabilities of €21.7 billion and €21.3 billion (primarily financing liabilities), respectively, were reported which are not recorded on the balance sheets in accordance with US GAAP.

Under US GAAP, investments in leveraged leases are recorded on a net basis, i.e. non-recourse financing has been offset against the rental receivable of the lessor. The investment in leveraged leases is included in the line item receivables from financial services in the consolidated balance sheets. Revenue from leveraged leases is recognized under the effective interest method using an after tax rate of return on the net investment. Under IFRS, investments in leveraged leases are generally recorded on a gross basis on the consolidated balance sheet as receivables from financial services, including the unguaranteed residual value, while the related non-recourse debt is presented as a financial liability. Interest on the receivable is recognized as revenue based on a constant rate of return before taxes, at the rate implicit in the lease. As a result, in the IFRS consolidated balance sheets as of December 31, 2006 and 2005 the Group reported additional receivables from financial services of €1.5 billion and €2.0 billion and liabilities of €1.8 billion and €2.3 billion, respectively, compared to the US GAAP carrying amounts. In addition, certain investments in leveraged cross border leases are not accounted for as leases at all under IFRS, but represent financial instruments for which revenue is recognized based on their rate of return before income taxes.

(g) Pensions and other post-employment benefits. The Group recorded directly in equity (retained earnings) in the opening IFRS balance sheet as of January 1, 2005, the unrecognized actuarial net gains and losses relating to the Group’s pension and other post-employment benefit plans.

The Group also adopted the recognition option for actuarial gains and losses provided under IAS 19, “Employee Benefits,” under which the Group does not immediately recognize actuarial gains and loss in income. Instead, the actuarial gains and losses are only recognized in the income statement starting in the following year when they exceed 10% of the greater of the present value of defined benefit obligations or the fair value of the plan assets applied on a plan-to-plan basis (corridor). While the same policy is applied under US GAAP, the amount of the corridor is different as a result of the election made at transition date to IFRS.

Under US GAAP, SFAS 87, “Employers’ Accounting for Pensions”, required an additional minimum pension liability in case the accrued pension liability was lower than the excess of the accumulated benefit obligation (not including salary increases) over the fair value of plan assets as of the date of the opening balance sheet (January 1, 2005) and as of December 31, 2005. In this case, an intangible asset was capitalized up to the amount of unrecognized prior service cost from retroactive plan amendments, with any excess recognized in other comprehensive income (loss). IFRS does not provide for the recognition of any additional minimum pension liability.

As of December 31, 2006, the Group adopted the recognition provisions of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” under US GAAP. According to these provisions, the Group recognized the funded status of its pension and other post-retirement benefit plans on its balance sheet as of December 31, 2006, with an offsetting amount recorded in accumulated other comprehensive income (loss).

Plan amendments resulted in an increase in the projected benefit obligation and a decrease in the accumulated post-employment benefit obligation. Under US GAAP, these changes are amortized over the remaining years of service or estimated life expectancy for inactive employees beginning in the following financial year. Under IFRS, the changes regarding vested benefits are recognized immediately in the income statement, the portion for non-vested benefits is required to be amortized until the obligations become vested.

(h) Provisions. In accordance with IFRS, long-term provisions must be discounted to their present value if the effect from discounting is material. Under US GAAP, discounting is only permissible for specific types of provisions if the amount and timing of the cash flows can be reasonably predicted.

This item also includes differences between US GAAP and IFRS relative to the accounting for early retirement agreements concluded in the framework of the German Altersteilzeit benefits. Under US GAAP, all payments during the inactive phase are accrued with a corresponding charge to earnings over the period from reaching an early retirement agreement to the end of the employment. Under IFRS, however, the incremental benefit payments are fully recognized as expenses at the time the early retirement agreement is signed. In 2006, DaimlerChrysler changed its estimates of the effects of employee bonuses and other benefits upon adoption of EITF 05-5 “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” and recognized a gain of €166 million or €102 million, net of taxes.

(i) Other adjustments. Other adjustments consist of a number of individually small different recognition and measurement provisions, including the effects of the elections to adjust retained earnings at the transition date for accumulated foreign currency translation differences upon transition to IFRS on gains or losses from disposals of foreign operations, the recognition of gains from sales of real estate leased back under the terms of operating leases, puttable minority interest and other items.

(j) Income taxes. The adjustments for income taxes are mainly due to the tax effects of differences between IFRS and US GAAP.

This reconciliation item also includes adjustments owing to the use of different tax rates in the elimination of intercompany profits, different valuation allowances on deferred taxes and differences in recognition of uncertain income tax benefits.

For the elimination of intercompany profits, the deferred tax effects under IFRS are calculated by using the buyer’s tax rate as set forth in IAS 12, “Income Taxes”, whereas under US GAAP, SFAS 109, “Accounting for Income Taxes,” requires the use of the seller’s tax rate.

The differing valuation allowances, mainly for state and local taxes in the United States of America, are a result of the varying temporary differences under US GAAP compared to IFRS.

Until December 31, 2006, DaimlerChrysler recognized in its US GAAP financial statements the benefit of an uncertain income tax position only when it was probable that the tax position would be sustained based solely on the technical merits of the position and the application of the law. Under IFRS, the potential tax exposure from an uncertain income tax position has to be determined by using the best estimate of the probable amount which results in the recognition of the benefit from a tax position when it is more likely than not that it will be realized.

Information on the statement of cash flows. The presentation of cash flows between IFRS and US GAAP differs primarily because of investments in development projects which are capitalized and reported as investing activities under IFRS, accounting for transfers of receivables which fail derecognition under IFRS and are presented as a secured borrowing under IFRS and inventory-related operating leases between DaimlerChrysler and a customer which are presented as operating activities under IFRS.

(in millions of €)	2006	2005
Cash provided by operating activities under US GAAP	14,016	12,353
Differences	321	(1,321)
Cash provided by operating activities under IFRS	14,337	11,032

Cash used for investing activities under US GAAP	(14,581)	(11,222)
Differences	(1,276)	985
Cash used for investing activities under IFRS	(15,857)	(10,237)

Cash provided by (used for) financing activities under US GAAP	496	(1,513)
Differences	1,900	229
Cash provided by (used for) financing activities under IFRS	2,396	(1,284)

3. Acquisitions and dispositions of interests in companies

Acquisitions

MFTBC. In 2003 and 2004, DaimlerChrysler acquired a 65% controlling interest in Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) from Mitsubishi Motors Corporation (“MMC”) in two transactions for €1,251 million in cash. MFTBC is involved in the development, design, manufacture, assembly and sale of small, midsize and heavy-duty trucks and buses, primarily in Japan and other Asian countries.

Subsequent to DaimlerChrysler’s acquisition of a controlling interest in MFTBC, a number of quality problems were identified. DaimlerChrysler was able to assess those quality issues comprehensively and define necessary technical solutions and a course of action to implement them.

According to the two share purchase agreements, under which DaimlerChrysler acquired interests in MFTBC, DaimlerChrysler was entitled to a price adjustment if the warranty reserve recorded on the books of MFTBC proved to be inadequate. Negotiations with MMC led to a settlement agreement on March 4, 2005, in which the parties agreed on such a price adjustment. Under the terms of the settlement agreement, DaimlerChrysler received (i) the remaining 20% stake of MMC in MFTBC, (ii) a cash payment of €72 million, (iii) promissory notes with an aggregate face value of €143 million, payable in four equal instalments over the next four years and (iv) certain other assets and rights pertaining to the distribution of MFTBC products in one Asian market. The parties also clarified the terms of their cooperation under other ongoing agreements. The fair value assigned to the consideration received from MMC was €0.5 billion and has been allocated to income and goodwill consistent with DaimlerChrysler’s accounting for the quality issues prior to the transition to IFRS. Accordingly, €0.3 billion was recognized as a reduction of cost of sales and €0.2 billion was recognized as reduction of goodwill in 2005.

As a result of the settlement with MMC, DaimlerChrysler’s controlling interest in MFTBC increased from 65% to 85%. The aggregate purchase price after giving effect to the price reduction was €1,014 million and goodwill of €59 million related to the final purchase price allocation of MFTBC was attributed to the Truck Group segment.

Dispositions

Off-Highway business. In September 2005, DaimlerChrysler acquired the 11.65% interest in MTU Friedrichshafen GmbH (“MTU-F”) held by minority shareholders for €171 million in cash, including direct transaction costs. DaimlerChrysler has subsequently owned 100% of the MTU-F shares. As a result of this transaction, DaimlerChrysler recorded goodwill of €134 million that was allocated to goodwill of Van, Bus, Other.

On December 27, 2005, as part of the Group’s ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into a share sale and purchase agreement with the Swedish investor group EQT regarding the sale of a major portion of its Off-Highway business, including the MTU-Friedrichshafen GmbH Group and the Off-Highway activities of Detroit Diesel Corporation. The sale was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million due in 2018, subject to customary adjustments. On October 31, 2006, the parties determined the final consideration, which resulted in an increase of the sales price by €5 million; the note receivable was redeemed by the acquirer for cash of €78 million. In 2006, the disposal of the Off-Highway business positively impacted Group’s net profit by €205 million and the segment profit (loss) (EBIT) by €266 million (including a gain on the sale of €233 million), €253 million and €13 million of which have been allocated to Van, Bus, Other and the Truck Group segments, respectively (see Note 33).

American LaFrance. In the third quarter of 2005, as part of the Group’s ongoing strategy to focus on its core automotive business, Freightliner, a wholly-owned US subsidiary of DaimlerChrysler, entered into an agreement to sell major parts of its subsidiary American LaFrance, a fire-truck manufacturer, to a US investment company. The sale was completed in the fourth quarter of 2005. Prior to the sale and based on the agreed purchase price, Freightliner recorded asset impairment charges of €87 million in 2005, related to the write-down of inventories and certain long-lived assets, which are reflected in cost of sales and in other operating income, net, of the Truck Group segment.

4. Revenues

Revenues on Group level consist of the following:

(in millions of €)	2006	2005
Sales of goods	136,448	135,356
Rental and leasing business	10,202	9,126
Interests from financial services business	5,736	5,885
Sales of services	423	423
	152,809	150,790

Revenues by segments and regions are presented in Note 33.

5. Functional costs

New management model. In January 2006, DaimlerChrysler announced the new management model, the primary objective of which is to install integrated processes and eliminate redundancies through the global integration of certain administrative functions. Under the new management model, DaimlerChrysler expects to reduce its worldwide administrative headcount by approximately 6,000 employees compared to the 2004 headcount primarily through voluntary termination, early retirement contracts and regular attrition. Individual benefits will be based on age, salary levels and past service. The total costs for headcount reductions, which are expected to be finalized by the end of 2008, are expected to approximate €1.3 billion.

All charges to be incurred under the new management model are corporate-level costs that are not allocated to the segments but are included in the Group’s corporate items (see Note 33).

Charges for employee severance of €361 million were recorded in the Group’s 2006 consolidated statement of income, primarily within general administrative expenses. €220 million and €41 million were recorded as other financial liabilities and provisions for other risks, respectively, of which €2 million and €6 million, respectively, are not expected to be paid within one year. €45 million are included in pension liabilities.

The changes in liabilities and provisions for the new management model for 2006 were as follows:

(in millions of €)
Balance at January 1, 2006	—
Charges	361
Payments	(54)
Amount recognized and transferred to employee benefit plans	(45)
Currency translation	(1)
Balance at December 31, 2006	261

Headcount reduction initiative at Mercedes Car Group. In September 2005, DaimlerChrysler initiated a program to enhance the competitiveness of the Mercedes Car Group. The program encompassed a headcount reduction in Germany which was completed as scheduled in 2006. The headcount reduction was primarily realized through voluntary termination contracts for which the individual benefits were based on age, salary levels and past service.

For the contracts signed in 2006 and 2005, expenditures of €1,023 million are expected to be incurred in total; charges of €286 million and €570 million were recorded in income for 2006 and 2005, respectively, primarily within cost of sales. Amounts of €67 million and €100 million concerning 2006 and 2005, respectively, were available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (ERA), a collective bargaining agreement in Germany. Under this agreement, DaimlerChrysler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the Employee Council of DaimlerChrysler, it was determined that the fund should be used for purposes such as severance and early retirement benefits with any unused balance distributed to employees in other ways.

The changes in the liabilities for severance benefits for 2005 and 2006 were as follows:

(in millions of €)
Balance at January 1, 2005	—
Initial charges	570
Reclassifications from ERA	100
Payments	(70)
Balance at December 31, 2005	600
Additional charges	286
Reclassifications from ERA	67
Payments	(783)
Balance at December 31, 2006	170

smart realignment. Based on the unit sales development of the smart roadster and the smart forfour and the downward revisions to forecasted sales targets, DaimlerChrysler reduced its production and notified suppliers about declining production at the beginning of 2005. These developments resulted in increased operating and cash flow losses and an expectation that losses would continue in future periods. Therefore, DaimlerChrysler evaluated the recoverability of the carrying amounts of the non-current assets that generated cash flows largely independent of other assets and liabilities of the Group. The smart roadster had been assembled in a plant in France prior to the decision to cease production, whereas the asset group related to the smart forfour consisted of owned real estate and equipment for the production of the smart forfour. As a result of the impairment tests, DaimlerChrysler recognized charges of €444 million in 2005 in cost of sales representing the excess of the carrying amount of these non-current assets over their recoverable amount. After the impairment charge, the remaining carrying amounts of land and buildings and other assets represented their estimated recoverable amounts.

As a result of the deterioration of operations in the first quarter of 2005, DaimlerChrysler decided to cease production of the smart roadster by the end of 2005 and to provide incentives to dealers related to those vehicles. Thus, charges of €140 million were also included as a reduction of revenue or in cost of sales during 2005, in order to recognize the effects of inventory writedowns, higher incentives and lower residual values of vehicles.

Further costs related to the realignment of the smart business during 2005 amounted to €301 million and arose primarily from supplier claims which resulted from the discontinuation of the smart roadster and the reduction of the production volume for the smart forfour. Estimated payments to the dealer network are also included in this amount. These charges were recognized in cost of sales and in selling expenses.

DaimlerChrysler also decided in 2005 not to proceed with the development of the smart SUV that was scheduled to be launched in the markets in 2006. As a result of the decision to abandon the smart SUV, tooling and equipment located in the designated assembly plant in Brazil and equipment still under construction with suppliers, for which firm purchase orders were in place, were written off in 2005 to the extent those assets could not be redeployed for other purposes. The charge amounted to €61 million and is recorded as other operating income, net. Further, charges of €104 million were recognized during 2005 related to the liabilities arising from the cancellation of supply contracts which were also recognized as other operating income, net.

In addition, plans to reduce workforce at the locations in Böblingen (Germany) and Hambach (France) were approved in 2005. According to those plans, by December 31, 2005, 185 employees had been transferred to other Group operations and continued to work there while 236 German employees had accepted termination benefits in accordance with the terms of a collective bargaining agreement consisting of cash severance, continued pay for a period after the end of service and job placement assistance; the employee services ended with the acceptance of the termination agreements. Therefore, charges for employee termination benefits of €24 million are included in 2005. In addition, charges for consulting services have been recorded totaling €7 million in 2005.

Further expenses of €30 million resulted in 2005 from a goodwill impairment charge (see Note 10).

Due to refinements of estimates for workforce reduction measures and for the stop of the smart roadster, DaimlerChrysler recorded income of €8 million during 2006, which is recognized in cost of sales and in general administrative expenses.

As a consequence of the ongoing negative sales development of the smart forfour, DaimlerChrysler decided in the first quarter of 2006 to cease the production of the smart forfour in 2006, to focus its smart brand solely on the smart fortwo and to integrate the activities of smart into the Mercedes-Benz organization.

The smart forfour was assembled by Mitsubishi Motors Corporation (MMC) under the terms of a contract manufacturing agreement. In March 2006, DaimlerChrysler and MMC signed a letter of intent which sets forth the general conditions of a termination of that agreement. In June 2006, the exit agreement was signed and production ceased. Based on these conditions, DaimlerChrysler recorded charges of €592 million for 2006, primarily relating to termination payments to MMC and suppliers. These charges are recognized in cost of sales.

Additional charges totaling €334 million were recorded in 2006 for inventory write-downs, higher incentives, recognition of lower estimated residual values of smart vehicles, and estimated payments for the reorganization of the distribution network. The charges were recognized in cost of sales (€97 million), selling expenses (€210 million) and as a reduction of revenues (€27 million).

Also in the first quarter of 2006, DaimlerChrysler approved plans to reduce the workforce located in Böblingen (Germany). According to the terms of the workforce reduction initiative, severance benefits consist of continued pay for a period after the end of service, job placement assistance and cash severance payments. Therefore, charges of €28 million were recognized in general administrative expenses in 2006.

Associated with the discontinuation of the smart forfour production, DaimlerChrysler terminated its involvement with a special purpose entity (“SPE”) and prematurely repaid the Group’s portion of that SPE’s external debt. The early extinguishment of debt of the SPE resulted in a financial expense of €9 million which is included in interest expense, net for 2006.

All charges related to the realignment of smart and to the cancellation of the production of the smart forfour, with the exception of the expenses relating to the early extinguishment of debt, were allocated to the Mercedes Car Group segment. The development of balances that lead to payments in subsequent periods is summarized as follows:

	Workforce
(in millions of €)	reduction	Other costs	Total
Balance at January 1, 2005	—	—	—
Charges	24	552	576
Payments	(16)	(443)	(459)
Balance at December 31, 2005	8	109	117
Additional charges	21	815	836
Adjustments	(2)	(6)	(8)
Payments	(18)	(808)	(826)
Balance at December 31, 2006	9	110	119

The Mercedes Car Group expects the remaining balance of €119 million to be paid in 2007.

Advertising costs. In 2006, selling expenses include advertising costs of €2,563 million (2005: €2,512 million).

Personnel expenses and number of employees. The following table shows personnel expenses included in the consolidated statement of income. Interest cost for pension and other postemployment benefit plans and expected return on plan assets within personnel expenses are part of interest (expense), net (see Note 8):

(in millions of €)	2006	2005
Wages and salaries	19,101	19,750
Social security and payroll costs	3,395	3,371
Net pension cost (see Note 22)	288	552
Net postretirement benefit cost (see Note 22)	825	829
Other expenses for pensions and retirements	109	148
	23,718	24,650

In 2006, the Group employed a workforce of 365,753 (2005: 386,465) people. Therein included are 13,104 (2005: 14,409) trainees / apprentices.

Information on the compensation of the current and former members of the Board of Management and the current members of the Supervisory Board is included in Note 36.

6. Other operating income, net

Other operating income, net, consists of the following:

(in millions of €)	2006	2005
Gains on sales of property, plant and equipment	354	350
Rental income, other than income relating to financial services	107	101
Gains on sales of companies	262	64
Reimbursements under insurance policies	200	17
Other miscellaneous items	540	443
Other operating income	1,463	975
Loss from sales of non-current assets	(145)	(150)
Phase-out smart formore	—	(165)
Goodwill impairment	—	(30)
Other miscellaneous expenses	(541)	(554)
Other operating expense	(686)	(899)
	777	76

Gains on sales of property, plant and equipment in 2006 mainly resulted from the sale of the former Corporate Headquarter in Stuttgart-Möhringen to IXIS Capital Partners (€158 million) and several properties. In 2005 a €240 million gain on the sale of the Chrysler Group’s Arizona Proving Grounds vehicle testing facility is included in gains on sales of property, plant and equipment.

The sale of the major portion of the Group’s Off-Highway business resulted in a gain of €233 million in 2006 (see also Note 3), of which €226 is included in gains on sales of companies. Due to the repurchase of a note by its issuer, a gain of €53 million was realized in 2005 and is recorded correspondingly. The note was issued by MTU Aero Engines Holding AG to DaimlerChrysler in the context of the sale of MTU Aero Engines GmbH in 2003 by DaimlerChrysler.

Regarding the expenses due to the phase-out of the smart formore and the goodwill impairment see Note 5 under smart realignment.

7. Other financial income (expense), net

(in millions of €)	2006	2005
Expense from compounding of provisions(1)	(605)	(493)
Miscellaneous other financial income, net	531	683
	(74)	190

(1) Without the expense from compounding the provisions for pensions and similar obligations.

The mark-to-market valuation of the derivative instruments in connection with the EADS shares resulted in unrealized gains of €519 million in 2006 (2005: unrealized losses of €197 million) and are included in miscellaneous other financial income, net.

In 2005, DaimlerChrysler sold all of its MMC shares for €970 million in cash, resulting in a gain of €692 million included in DaimlerChrysler’s miscellaneous other financial income, net.

8. Interest expense, net

(in millions of €)	2006	2005
Interest and similar income	653	522
Interest and similar expenses	(1,016)	(1,195)
Expected return on pension and other plan assets	2,750	2,466
Interest cost for pension and other post-employment benefit plans	(2,788)	(2,791)
	(401)	(998)

9. Income taxes

Profit before income taxes consists of the following:

(in millions of €)	2006	2005
Germany	2,169	(24)
Non-German countries	2,919	5,102
	5,088	5,078

The income (loss) in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies.

Income tax expense is comprised of the following components:

(in millions of €)	2006	2005
Current taxes
Germany	636	(187)
Non-German countries	709	837
Deferred taxes
Germany	21	(406)
Non-German countries	(61)	619
	1,305	863

The deferred tax expenses (benefits) are comprised of the following components:

(in millions of €)	2006	2005
Deferred taxes	(40)	213
due to temporary differences	431	(419)
due to tax loss carryforwards and tax credits	(471)	632

The deferred tax expenses (benefits) include expenses due to tax law changes of €18 million in 2006 (2005: €24 million). The current tax expenses contain benefits of €80 million in 2006 (2005: €469 million) recognized for prior periods. The change of the valuation allowance on deferred tax assets and the deferred tax benefit arising from previously unrecognized tax losses, tax credits or temporary differences resulted in a tax expense of €131 million in 2006 (2005: €118 million).

For German companies, the deferred taxes for all periods presented were calculated using a federal corporate tax rate of 25%, a solidarity tax surcharge of 5.5% for each year on federal corporate taxes plus the after federal tax benefit rate for trade tax of 12.125% for each year. Therefore, the tax rate applied to German deferred taxes amounted to 38.5%. For non-German companies, the deferred taxes at period-end were calculated using the tax rates of those countries.

A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German combined statutory rate of 38.5% is included in the following table:

(in millions of €)	2006	2005
Expected income tax expense	1,959	1,955
Foreign tax rate differential	(476)	(508)
Trade tax rate differential	(28)	(50)
Tax effect of equity method investments	59	(75)
Tax-free income due to the sale of MMC	—	(266)
Other tax-free income and non-deductible expenses	(225)	(177)
Other	16	(16)
Actual income tax expense	1,305	863

In 2006, DaimlerChrysler Corporation, a wholly-owned subsidiary of DaimlerChrysler, reached an agreement with the US Internal Revenue Service regarding its claim for research and development credits for the tax years 2000 through 2002. The result of the agreement was an additional income tax benefit of €111 million in 2006. In addition, DaimlerChrysler Corporation reduced its income tax expense in 2006 by €292 million reflecting adjustments to certain deferred tax balances and income tax reserves, primarily related to prior years. Those income tax benefits were largely offset by additional estimated income tax expenses of €252 million related to ongoing cross-border transfer pricing audits. The tax benefits and expenses are included in the line foreign tax rate differential.

In 2006 and 2005, the Group recorded additional valuation allowances on deferred tax assets of foreign subsidiaries. The resulting tax expense is included in the line foreign tax rate differential.

In 2004, the US government enacted the American Jobs Creation Act of 2004 (“Act”), that provides for a special one-time tax deduction of 85% of certain earnings of non-US subsidiaries repatriated to the US, provided that certain criteria are met. DaimlerChrysler North America Holding Corporation, a wholly-owned US subsidiary of DaimlerChrysler, completed its evaluation of the Act in 2005. In the same year, DaimlerChrysler repatriated US $2.7 billion of dividends to the US, leading to an income tax expense of €66 million. In the reconciliation of expected income tax expense to actual income tax expense the expense is included in the line foreign tax rate differential.

In 2005, tax-free income at foreign companies arose relating to the compensation for MFTBC and the sale of other securities. The reduction of the calculated expected income tax expense on those issues is included in the line foreign tax rate differential.

In 2005, DaimlerChrysler sold all of its MMC shares. The realized gain was not subject to income taxes. The expected tax expense on the tax-free gain was reversed in the line tax-free income due to the sale of MMC with an amount of €266 million.

The line other tax-free income and non-deductible expenses includes furthermore mainly tax-free gains included in net periodic pension costs at the German companies and from financial transactions to hedge price risks of EADS shares. Moreover, the line other tax-free income and non-deductible expenses includes all other effects at German companies due to tax-free income and non-deductible expenses.

Tax-free income at US companies arose in connection with the net periodic postretirement benefit costs in the year 2005. The reduction of the calculated expected tax expenses on this issue is included in the line foreign tax rate differential. Moreover, the line foreign tax rate differential includes all other reconciling items between expected and actual for income tax expense at foreign companies.

In respect of each type of temporary difference and in respect of each type of unused tax losses and unused tax credits, the deferred tax assets and liabilities before offset are summarized as follows:

	At December, 31
(in millions of €)	2006	2005
Intangible assets	309	311
Property, plant and equipment	636	755
Equipment on operating leases	901	845
Inventories	714	741
Financial assets	4,970	4,200
Net operating loss and tax credit carryforwards	1,969	1,455
Provisions for pensions and similar obligations	6,001	7,016
Other provisions	5,651	6,315
Liabilities	2,203	2,793
Deferred income	1,511	1,740
Other	115	137
	24,980	26,308
Valuation allowances	(890)	(814)
Deferred tax assets	24,090	25,494
Intangible assets	(1,967)	(1,958)
Property, plant and equipment	(3,597)	(4,102)
Equipment on operating leases	(5,772)	(6,145)
Inventories	(210)	(342)
Financial assets	(3,391)	(3,555)
Provisions for pensions and similar obligations	(2,646)	(2,542)
Other provisions	(278)	(262)
Taxes on undistributed earnings of non-German subsidiaries	(234)	(261)
Liabilities	(968)	(1,002)
Other	(526)	(421)
Deferred tax liabilities	(19,589)	(20,590)
Deferred tax assets, net	4,501	4,904

Deferred tax assets and deferred tax liabilities were offset if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority and if there is the right to set off current tax assets against current tax liabilities. In the balance sheet, the deferred tax assets and liabilities are not split into current and non-current. Of the total deferred tax assets, net in 2006, €2,796 million (2005: €1,741 million) related to non-current assets and liabilities and unused tax losses and tax credits for which use is not expected to occur in the following year.

In 2006, the decrease of the deferred tax assets, net amounted to €403 million (2005: increase of €750 million) and was composed of:

(in millions of €)	2006	2005
Deferred tax expense (benefit) on financial assets available for sale charged or credited directly to related components of shareholders’ equity	25	(19)
Deferred tax expense (benefit) on derivative financial instruments charged or credited directly to related components of shareholders’ equity	175	(507)
Reduction of investor level goodwill	(25)	—
Other neutral decrease (increase) (1)	268	(437)
Deferred tax expense (benefit)	(40)	213

(1) Primarily changes from currency translation.

In 2006, tax benefits of €25 million from the reversal of deferred tax asset valuation allowances at subsidiaries were recorded as a reduction of investor-level goodwill.

Including the items charged or credited directly to related components of shareholders’ equity without an effect on earnings (including items charged or credited from investments accounted for using the equity method), the expense (benefit) for income taxes consists of the following:

(in millions of €)	2006	2005
Income tax expense	1,305	863
Income tax expense (benefit) recorded in other reserves	182	(865)
Income tax deduction in excess of compensation expense for equity-settled employee stock option plans	•	(19)
	1,487	(21)

At December 31, 2006, the Group had corporate tax net operating losses (“NOLs”) amounting to €1,770 million (2005: €1,528 million), trade tax NOLs amounting to €26 million (2005: €129 million) and tax credit carryforwards amounting to €864 million (2005: €476 million). The corporate tax NOLs relate mainly to losses of foreign companies and are partly limited in their use to the Group. Of the total amount of corporate tax NOLs at December 31, 2006, €25 million expire at various dates from 2008 through 2010, €310 million in 2011, €373 million in 2012, €276 million in 2013, €110 million expire at various dates from 2014 through 2025, €370 million in 2026 and €306 million can be carried forward indefinitely. The tax credit carryforwards relate mainly to US companies and are partly limited in their use to the Group.

Of the total amount of tax credit carryforwards at December 31, 2006, €44 million expire from 2007 through 2020, €146 million expire from 2025 through 2026 and €674 million can be carried forward indefinitely. The trade tax NOLs are not limited in their use. The companies of the Off-Highway Business unit, which are shown as held for sale, are included at December 31, 2005 in the corporate and trade tax NOLs with €21 million each. Moreover, tax loss carryforwards relating to state and local taxes existed at US companies, which are charged at a very low tax rate.

The valuation allowances relate to deferred tax assets of foreign companies and increased by €76 million from December 31, 2005 to December 31, 2006. At December 31, 2006, the valuation allowance on deferred tax assets relates - amongst others - to corporate tax net operating losses amounting to €173 million and tax credit carryforwards amounting to €19 million. Of the total amount of deferred tax assets adjusted by a valuation allowance for, deferred tax assets for corporate tax net operating losses amounting to €6 million expire at various dates from 2008 through 2009, €124 million expire in 2011, €27 million at various dates from 2012 through 2026 and €16 million can be carried forward indefinitely and deferred tax assets for tax credit carryforwards amounting to €19 million expire at various dates from 2009 through 2016. Furthermore, for a big part, the valuation allowance relates to temporary differences and net operating losses for state and local taxes at the US companies. DaimlerChrysler believes that it is more likely than not that the deferred tax assets cannot be used. DaimlerChrysler believes that it is more likely than not that due to future taxable income, deferred tax assets which are not subject to valuation allowances can be used. In future periods DaimlerChrysler’s estimate of the amount of deferred tax assets that is considered realizable may change, and hence the valuation allowances may increase or decrease.

DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of €169 million (2005: €188 million) on €3,371 million (2005: €3,764 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of €65 million (2005: €73 million) on the future payout of these foreign dividends to Germany because as of today, the earnings are not intended to be permanently reinvested in those operations.

The Group did not provide income taxes or non-German withholding taxes on €10,670 million (2005: €9,996 million) in cumulative earnings of non-German subsidiary because the earnings are intended to be indefinitely reinvested in those operations. If the dividends are paid out, the dividends must be taxed at 5% German tax and, if applicable, with non-German withholding tax. Additionally, income tax consequences could arise if the dividends first have to be distributed from a non-German subsidiaries to a non-German Holding company. Normally, the distribution would lead to additional income tax expenses. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Group has various unresolved issues concerning open income tax years with the tax authorities in a number of jurisdictions. DaimlerChrysler believes that it has recorded adequate provisions for any future income taxes that may be owed for all open tax years.

10. Intangible assets

The intangible assets developed as follows:

		Development
		costs	Other intangible
	Goodwill	(internally	assets
(in millions of €)	(acquired)	generated)	(acquired)	Total
Acquisition or manufacturing costs
Balance at January 1, 2005	3,049	7,432	3,194	13,675
Additions due to business combinations	182	—	—	182
Other additions	—	1,150	480	1,630
Reclassifications	—	—	170	170
Reclassification to assets held for sale (Off-Highway activities)	(309)	(69)	(36)	(414)
Disposals	(211)	(498)	(598)	(1,307)
Other changes(1)	377	336	84	797
Balance at December 31, 2005	3,088	8,351	3,294	14,733
Additions due to business combinations	8	—	—	8
Other additions	—	1,006	340	1,346
Reclassifications	—	—	10	10
Disposals	(48)	(425)	(421)	(894)
Other changes(1)	(262)	(260)	(91)	(613)
Balance at December 31, 2006	2,786	8,672	3,132	14,590

Amortization
Balance at January 1, 2005	1,046	2,974	1,866	5,886
Additions	30	813	614	1,457
Reclassifications	—	—	2	2
Reclassification to assets held for sale (Off-Highway activities)	—	(50)	(16)	(66)
Disposals	(5)	(492)	(559)	(1,056)
Other changes(1)	130	131	68	329
Balance at December 31, 2005	1,201	3,376	1,975	6,552
Additions	—	889	604	1,493
Reclassifications	—	—	1	1
Disposals	(2)	(425)	(377)	(804)
Other changes(1)	(102)	(95)	(69)	(266)
Balance at December 31, 2006	1,097	3,745	2,134	6,976

Carrying amount at December 31, 2005	1,887	4,975	1,319	8,181
Carrying amount at December 31, 2006	1,689	4,927	998	7,614

(1) Primarily changes from currency translation.

At December 31, 2006 and 2005, the carrying amounts of goodwill allocated to the Group’s reporting segments were (excluding investor level goodwill relating to investments accounted for using the equity method):

	Mercedes	Chrysler	Truck	Financial	Van, Bus,
(in millions of €)	Car Group	Group	Group	Services	Other	Total
2006	192	927	392	71	107	1,689
2005	199	1,035	475	63	115	1,887

As a result of the annual 2005 goodwill impairment test, a goodwill impairment charge at smart of €30 million was recognized. The amount was related to Mercedes Car Group and is included in other operating income, net (see Notes 5 and 6).

At December 31, 2006, DaimlerChrysler’s intangible assets that are subject to amortization are comprised of development costs of €3,481 million (2005: €3,176 million), tooling cost subsidies of €261 million (2005: €528 million), software for internal use of €276 million (2005: €343 million) as well as concessions, industrial property rights and similar rights amounting to €268 million (2005: €270 million).

Non-amortizable intangible assets at December 31, 2006, are comprised of goodwill, development cost of €1,446 (2005: €1,799) million for projects which have not yet been completed, and other intangible assets of €110 (2005: €130) million. Other non-amortizable intangible assets include mainly trademarks, which relate to the Truck Group and can be utilized without restrictions.

The total amortization expense for intangible assets is presented in the income statement as follows:

(in millions of €)	2006	2005
Cost of sales	1,356	1,315
Selling expenses	33	38
General administrative expenses	88	65
Research and non-capitalized development costs	16	9
Other operating income, net	—	30
	1,493	1,457

The weighted average useful life of the other amortizable intangible assets is 4 years, based on the additions in 2006. The estimated amortization expense for the other intangible assets over the next five years is:

(in millions of €)	2007	2008	2009	2010	2011
Amortization expense	378	192	106	50	31

11. Property, plant and equipment

Property, plant and equipment developed as follows:

				Advance pay-
	Land, leasehold		Other	ments relating
	improvements and		equipment,	to plant and
	buildings including	Technical	factory and	equipment and
	buildings on land	equipment	office	construction in
(in millions of €)	owned by others	and machinery	equipment	progress	Total
Acquisition or manufacturing costs
Balance at January 1, 2005	19,827	30,472	23,832	4,249	78,380
Additions due to business combinations	—	—	—	—	—
Other additions	260	839	1,500	3,917	6,516
Reclassifications	368	1,912	1,503	(3,966)	(183)
Reclassification to assets held for sale (Off-Highway activities)	(203)	(347)	(204)	(17)	(771)
Disposals	(210)	(1,496)	(1,652)	(30)	(3,388)
Other changes(1)	1,089	2,657	2,236	509	6,491
Balance at December 31, 2005	21,131	34,037	27,215	4,662	87,045
Additions due to business combinations
Other additions	228	882	1,023	4,026	6,159
Reclassifications	489	1,756	2,202	(4,490)	(43)
Disposals	(643)	(1,732)	(1,660)	(47)	(4,082)
Other changes(1)	(1,150)	(2,458)	(1,851)	(370)	(5,829)
Balance at December 31, 2006	20,055	32,485	26,929	3,781	83,250

Depreciation
Balance at January 1, 2005	9,221	20,378	16,066	74	45,739
Additions	635	2,934	2,325	12	5,906
Reclassifications	(7)	(8)	56	(2)	39
Reclassification to assets held for sale (Off-Highway activities)	(128)	(269)	(162)	—	(559)
Disposals	(76)	(1,420)	(1,320)	—	(2,816)
Other changes(1)	454	1,543	1,427	17	3,441
Balance at December 31, 2005	10,099	23,158	18,392	101	51,750
Additions	534	2,394	2,748	—	5,676
Reclassifications	(73)	(25)	88	1	(9)
Disposals	(416)	(1,683)	(1,505)	(1)	(3,605)
Other changes(1)	(463)	(1,642)	(1,199)	(5)	(3,309)
Balance at December 31, 2006	9,681	22,202	18,524	96	50,503

Carrying amount at December 31, 2005	11,032	10,879	8,823	4,561	35,295
Carrying amount at December 31, 2006	10,374	10,283	8,405	3,685	32,747

(1) Primarily changes from currency translation.

Impairment charges related to the realignment of smart amounted to €444 million in 2005.

Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under finance lease arrangements of €479 million (2005: €341 million). In 2006, depreciation expense and impairment charges on assets under finance lease arrangements amounted to €80 million (2005: €55 million).

Future minimum lease payments due from property, plant and equipment under finance leases at December 31, 2006 amounted to €740 million (2005: €472 million). The reconciliation of future minimum lease payments from finance lease arrangements to the corresponding liabilities is as follows:

	Amount of future
	minimum lease payments from		Less interest		Liabilities from
	finance lease agreements		included		finance lease agreements
	At December 31,		At December 31,		At December 31,
(in millions of €)	2006	2005	2006	2005	2006	2005
Maturity
within one year	90	75	28	16	62	59
within one and two years	71	72	29	12	42	60
within two and three years	61	53	27	16	34	37
within three and four years	59	33	22	14	37	19
within four and five years	55	30	24	9	31	21
later than 5 years	404	209	119	66	285	143
	740	472	249	133	491	339

12. Equipment on operating leases

Equipment on operating leases developed as follows:

	Non-
	inventory	Inventory
(in millions of €)	related assets	related assets	Total
Acquisition or manufacturing costs
Balance at January 1, 2005	24,664	10,399	35,063
Additions due to business combinations	—	—	—
Other additions	12,432	7,764	20,196
Reclassifications	(187)	—	(187)
Disposals	(8,063)	(6,840)	(14,903)
Other changes(1)	4,134	557	4,691
Balance at December 31, 2005	32,980	11,880	44,860
Additions due to business combinations	—	—	—
Other additions	15,840	8,662	24,502
Reclassifications	3	30	33
Disposals	(9,328)	(7,884)	(17,212)
Other changes(1)	(3,512)	(387)	(3,899)
Balance at December 31, 2006	35,983	12,301	48,284

Depreciation
Balance at January 1, 2005	6,537	1,767	8,304
Additions	4,641	1,783	6,424
Reclassifications	(41)	—	(41)
Disposals	(3,590)	(1,578)	(5,168)
Other changes(1)	1,007	98	1,105
Balance at December 31, 2005	8,554	2,070	10,624
Additions	5,775	1,764	7,539
Reclassifications	1	6	7
Disposals	(4,359)	(1,565)	(5,924)
Other changes(1)	(866)	(45)	(911)
Balance at December 31, 2006	9,105	2,230	11,335

Carrying amount at December 31, 2005	24,426	9,810	34,236
Carrying amount at December 31, 2006	26,878	10,071	36,949

(1) Primarily changes from currency translation

Assets, subject to operating leases which are purchased by Financial Services from independent third parties and leased to customers are considered non-inventory related assets. In contrast, assets, subject to a sale under which the Group guarantees the minimum resale value or assets which DaimlerChrysler leases directly as manufacturer, are considered inventory related assets, which are reclassified from inventories to equipment on operating leases on conclusion of an arrangement. Since this is not treated as sale, the manufacturer profit on these vehicles is not recognized on conclusion of the arrangement. Cash flows from the purchase or sale of non-inventory related assets are presented as investing activities within the consolidated statements of cash flows. In contrast, cash flow effects attributable to inventory related leased assets are presented as operating activities.

Minimum lease payments. Non-cancellable future lease payments to DaimlerChrysler for equipment on operating leases are due as follows:

		At December 31,
(in millions of €)	2006	2005
Maturity
within one year	6,288	6,989
within one and two years	4,191	3,877
within two and three years	1,838	1,963
within three and four years	439	660
within four and five years	136	116
later than 5 years	64	64
	12,956	13,669

13. Investments accounted for using the equity method

As of December 31, 2006, the European Aeronautic Defence and Space Company EADS N.V. (“EADS”) was the most significant investment accounted for under the equity method.

The carrying amount of DaimlerChrysler’s investment in EADS at December 31, 2006 and 2005 was €4,371 million and €4,706 million, respectively. At December 31, 2006, the market value of DaimlerChrysler’s investment in EADS on a 33%-basis based on quoted market prices was €6,960 million.

On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning an approximate 3% interest in EADS shares. The securities lending has several tranches with terms ranging between three and four years. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value to the shares loaned by DaimlerChrysler. Simultaneously the Group also entered into options based on EADS shares which provide it with the rights to sell these EADS shares between October 2007 and October 2008 at a fixed strike price but give the counterparty the right to participate in increases of the share price above a higher threshold while obtaining protection against a decrease of the share price below a minimum amount per share.

In addition, on April 4, 2006, DaimlerChrysler entered into a forward transaction with several financial institutions pertaining to a 7.5% interest in EADS. Simultaneously, DaimlerChrysler entered into a securities lending agreement with those financial institutions for the same number of shares of EADS. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value to the shares loaned by DaimlerChrysler.

The transactions contracted on July 7, 2004, and April 4, 2006, reduced the Group’s legal ownership percentage in EADS, which was 22.5% as of December 31, 2006. As these transactions, however, do not meet the criteria of a sale, the EADS shares underlying these transactions continue to be carried as an investment on the balance sheet and, accordingly, DaimlerChrysler still accounted in 2006 for its 33% equity interest in EADS using the equity method of accounting. All derivatives relating to EADS shares are accounted for as derivatives with changes in fair value subsequent to initial measurement recognized in other financial income (expense), net. The mark-to-market valuations of these derivatives resulted in unrealized gains of €519 million in 2006. In 2005, the valuation resulted in unrealized losses of €197 million.

In January 2007, DaimlerChrysler settled the forward transaction contracted on April 4, 2006, by transferring its 7.5% interest in EADS for cash proceeds of €1,994 million.

On March 13, 2007, a subsidiary of DaimlerChrysler issued equity interests to investors in exchange for €1.5 billion of cash. The newly issued equity interest can be redeemed by DaimlerChrysler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. The transaction did not reduce DaimlerChrysler’s interest in EADS.

DaimlerChrysler’s equity in the income (or loss) of EADS was €(193) million in 2006 and €489 million in 2005 respectively, including investor-level adjustments. DaimlerChrysler’s equity in the income (or loss) of EADS is shown in the Group’s consolidated statements of income within share of profit (loss) from companies accounted for using the equity method, net. The 2006 result is based on financial information of EADS on a three-month time lag adjusted for significant transactions and events during the intervening period between September 30, 2006 and the Group’s reporting date December 31, 2006. The adjustments contain primarily charges recorded by EADS in the forth quarter of 2006 in connection with the A380 aircraft program due to delivery delays and the decision to launch the industrial program for the new A350XWB aircraft family.

The following table presents summarized IFRS financial information for EADS, which was the basis for applying the equity method in the Group’s consolidated financial statements (for 2006 including true up impact):

(in millions of €)	2006	2005
Income statement information(1)
Sales	38,109	33,461
Net profit (loss)	(585)	1,480

Balance sheet information(2)
Non-current assets	29,866	29,542
Other assets	38,562	37,112
Total assets	68,428	66,654

Equity attributable to shareholders of EADS	13,066	14,081
Minority interest	72	44
Provisions	10,712	9,479
Other liabilities	44,578	43,050
Total equity and liabilities	68,428	66,654

(1)          Figures for the period from October 1 to September 30 adjusted for significant transactions and events during fourth quarter of 2006.

(2)          Figures as of the balance sheet date September 30, adjusted for significant transactions and events during fourth quarter of 2006.

14. Receivables from financial services

Receivables from financial services are comprised of the following:

	At December 31, 2006			At December 31, 2005
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Receivables from
Retail	18,922	35,681	54,603	20,032	41,204	61,236
Wholesale	17,345	1,837	19,182	18,647	2,270	20,917
Other	112	4,196	4,308	146	5,187	5,333
Gross carrying amount	36,379	41,714	78,093	38,825	48,661	87,486
Allowance for doubtful accounts	(390)	(534)	(924)	(499)	(806)	(1,305)
Carrying amount, net	35,989	41,180	77,169	38,326	47,855	86,181

Types of receivables. Retail receivables include loans and finance leases to end users of the Group’s products who purchased their vehicle either from a dealer or directly from DaimlerChrysler.

Wholesale receivables represent loans for floor financing programs for vehicles sold by the Group’s automotive businesses to the dealer or loans for assets purchased by the dealer from third parties, primarily used vehicles traded in by the dealer’s customer or real estate such as dealer showrooms.

Other receivables mainly represent non-automotive assets from contracts of the financial services business with third parties.

Wholesale receivables from the sale of vehicles from the Group’s inventory to independent dealers as well as retail receivables from the sale of DaimlerChrysler’s vehicles directly to retail customers relate to the sale of the Group’s inventory. The cash flow effects of such receivables are presented within the consolidated cash provided by operating activities. All cash flow effects attributable to receivables from financial services that are not related to the sale of inventory to DaimlerChrysler’s independent dealers or direct customers are classified within the cash used for investing activities.

Allowances. Changes in the allowance for doubtful accounts for receivables from financial services, recognized under cost of sales, were as follows:

(in millions of €)	2006	2005
Balance at January 1	1,305	1,278
Charged to costs and expenses	462	630
Amounts written off	(641)	(561)
Reversals	(108)	(150)
Currency translation and other changes	(94)	108
Balance at December 31	924	1,305

Credit risks. The following chart gives an overview about the extent of credit risks included in receivables from financial services:

	At December 31,
(in millions of €)	2006	2005
Receivables, neither past due nor impaired	67,979	77,121
Receivables past due, not impaired individually
less than 30 days	5,403	6,055
30 to 59 days	739	722
60 to 89 days	204	129
90 to 119 days	50	41
120 days or more	238	170
Total	6,634	7,117
Receivables impaired individually	2,556	1,943
Carrying amount, net	77,169	86,181

Receivables past due but not individually impaired include collective impairment allowances set aside to cover credit losses.

The carrying amount of receivables from financial services, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2006 was €80 million (2005: €113 million).

Further information on financial risks and nature of risks are described in detail in Note 32.

Finance leases. Finance leases consist of sales-types leases of vehicles to the Group’s direct retail customers and of direct-financing leases of vehicles to customers of the Group’s independent dealers including leveraged cross border leases of non-automotive assets to third parties.

Contractual future lease payments to DaimlerChrysler for finance leases are due as follows:

	At December 31,
(in millions of €)	2006	2005
Maturity
within one year	4,201	4,055
within one and two years	2,967	3,164
within two and three years	2,305	2,367
within three and four years	1,509	1,332
within four and five years	894	687
later than 5 years	5,868	6,787
	17,744	18,392

Actual cash flows may differ from contractual maturities mainly due to early terminations and prepayments.

Maturities of the finance lease contracts are comprised of the following:

	At December 31, 2006				At December 31, 2005
		1 year up to				1 year up to
(in millions of €)	< 1 year	5 years	> 5 years	Total	< 1 year	5 years	> 5 years	Total
Contractual future lease payments	4,201	7,675	5,868	17,744	4,055	7,550	6,787	18,392
Unguaranteed residual values	182	365	316	863	126	373	456	955
Gross investment	4,383	8,040	6,184	18,607	4,181	7,923	7,243	19,347
Unearned finance income	(556)	(1,584)	(2,290)	(4,430)	(563)	(693)	(3,832)	(5,088)
Gross carrying amount	3,827	6,456	3,894	14,177	3,618	7,230	3,411	14,259
Allowances for doubtful accounts	(89)	(149)	(1)	(239)	(138)	(129)	(177)	(444)
Carrying amount, net	3,738	6,307	3,893	13,938	3,480	7,101	3,234	13,815

Leveraged cross border leases. Leveraged cross border leases, included in the above table, involve arrangements designed to achieve tax advantages for the investor that are shared with its contractual partner. DaimlerChrysler’s risk of loss is limited to the equity investment. Leveraged cross border lease transactions are recorded net of non-recourse debt. Revenues from these arrangements are recognized based on the effective interest method using the implicit rate of return that considers the net pre-tax cash flows underlying the transactions.

The investments in leveraged cross border leases consist of aircraft, railroad rolling stock, vessels and real estate; the contractual maturities range from 15 to 52 years. The carrying amount of leveraged cross border leases as of December 31, 2006 and 2005 was €1,401 million and €1,531 million, respectively. Included in line item revenues, DaimlerChrysler recognized income of €41 million (2005: €40 million) relating to these transactions.

Sale of receivables. Based on market conditions and liquidity needs, DaimlerChrysler may sell portfolios of retail and wholesale receivables to third parties (i.e. special purpose entities). DaimlerChrysler determines at the time of the sale, whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions (see Note 1). If the criteria are not met, the receivables will still be recognized in the Group’s consolidated balance sheets.

As of December 31, 2006, the carrying amount of receivables from financial services transferred in asset-backed security (ABS)-transactions to special purpose entities and multiseller conduits, but not derecognized amounted to €22,987 million (2005: €22,818 million); the associated risks and rewards mainly complied with the receivables from financial services that have not been transferred. For information on the related liabilities in total, associated with these receivables not derecognized, see Note 24. These receivables are pledged as collateral for the associated financial liabilities.

As of December 31, 2006, the carrying amount of receivables from financial services transferred in “whole loan sales”, which met the criteria for derecognition amounts to €2,556 million (2005: €1,931 million).

15. Other financial assets

The item other financial assets shown in the consolidated balance sheets is comprised of the following classes:

	At December 31, 2006			At December 31, 2005
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Available-for-sale financial assets	2,885	4,513	7,398	1,164	5,299	6,463
Thereof equity instruments	—	1,366	1,366	—	1,645	1,645
Thereof debt instruments	2,885	3,147	6,032	1,164	3,654	4,818
Financial assets at fair value through profit or loss	1,197	—	1,197	446	—	446
Derivative financial instruments used in hedge accounting	677	616	1,293	219	388	607
Other receivables and financial assets	2,284	760	3,044	2,077	893	2,970
Carrying amount	7,043	5,889	12,932	3,906	6,580	10,486

The Group’s liquidity management comprises particularly of securities amounting to €6,038 million in 2006 (2005: €4,944 million), which are included in the item other financial assets.

Available-for-sale financial assets. The item equity instruments comprises the following:

	At December 31,
(in millions of €)	2006	2005
Equity instruments at fair value	710	893
Equity instruments at cost	656	752
Carrying amount	1,366	1,645

Equity instruments at cost were tested for impairment when an impairment indicator occurred. In 2006 and 2005, equity instruments at cost with carrying amounts of €199 million and €197 million, respectively, were tested for impairment. In 2006 and 2005, no unrealized losses were recognized.

In the reporting year equity instruments at cost with a carrying amount of €20 million (2005: €11 million) were sold. The realized gains from the sales were €45 million in 2006 (2005: €9 million). As of December 31, 2006, the Group did not intend to dispose any reported equity instruments at cost.

As of December 31, 2006, the table below shows the (amortized) costs, fair values, gross unrealized holding gains and losses of equity instruments carried at fair value and debt instruments broken down by security class. The unrealized losses that have existed for less than one year and the unrealized losses that have existed for one year or longer are shown separately together with their appropriate fair values.

				Unrealized loss less 1 year		Unrealized loss 1 year or more		Unrealized loss total
			Unrealized		Unrealized		Unrealized		Unrealized
(in millions of €)	Cost	Fair value	gain	Fair value	loss	Fair value	loss	Fair value	loss
Equity securities	116	574	458	—	—	—	—	—	—
Debt-based funds	136	136	1	78	1	—	—	78	1
Debt securities issued by the German government and other political subdivisions	631	631	1	105	1	—	—	105	1
Debt securities issued by non-German governments	27	27	—	—	—	—	—	—	—
Corporate debt securities	3,244	3,266	24	240	1	96	1	336	2
Mortgage-backed securities	628	626	1	242	2	54	1	296	3
Securities backed by other assets	219	219	—	—	—	—	—	—	—
Other debt securities	1,258	1,263	6	50	1	—	—	50	1
	6,259	6,742	491	715	6	150	2	865	8

As of December 31, 2005, these values were as follows:

				Unrealized loss less 1 year		Unrealized loss 1 year or more		Unrealized loss total
			Unrealized		Unrealized		Unrealized		Unrealized
(in millions of €)	Cost	Fair value	gain	Fair value	loss	Fair value	loss	Fair value	loss
Equity securities	279	664	388	12	3	—	—	12	3
Debt-based funds	228	229	1	—	—	—	—	—	—
Debt securities issued by the German government and other political subdivisions	205	205	—	—	—	—	—	—	—
Debt securities issued by non-German governments	778	777	—	34	1	—	—	34	1
Corporate debt securities	3,068	3,069	10	547	6	26	3	573	9
Mortgage-backed securities	318	317	1	68	1	35	1	103	2
Securities backed by other assets	190	190	—	—	—	—	—	—	—
Other debt securities	260	260	—	—	—	—	—	—	—
	5,326	5,711	400	661	11	61	4	722	15

The table below shows the carrying amounts of debt instruments by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	At December 31,
(in millions of €)	2006	2005
Due after one year through five years	1,904	1,976
Due after five years through ten years	282	508
Due after more than ten years	961	1,170
Carrying amount	3,147	3,654

Proceeds from disposals of equity instruments carried at fair value and debt instruments were €9,205 million (2005: €10,336 million). The realized gains from sales of these instruments were €17 million (2005: €847 million), while the realized losses were €9 million (2005: €8 million).

Financial assets at fair value through profit or loss. This class comprises the following items:

	At December 31,
(in millions of €)	2006	2005
Trading securities	207	163
Derivative financial instruments not used in hedge accounting	990	283
Carrying amount	1,197	446

The gains carried in the 2006 consolidated statement of income related to trading securities were €2 million (2005: €— million). The losses carried in these instruments were €1 million in 2006 (2005: €6 million).

Derivatives. For explanations relating to derivatives see Note 31.

Other receivables and financial assets. Other receivables and financial assets comprise of receivables from affiliated companies, receivables from related companies and loans.

16. Other assets

The remaining non-financial assets are comprised of the following:

	At December 31, 2006			At December 31, 2005
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Reimbursements due to income tax refunds	630	209	839	397	18	415
Reimbursements due to other tax refunds	883	37	920	1.015	6	1.021
Reimbursements due to Medicare Act (USA)	—	1.329	1.329	—	1.564	1.564
Other expected reimbursements	410	188	598	368	135	503
Prepaid expenses	503	275	778	538	258	796
Others	497	682	1.179	493	674	1.167
Carrying amount	2.923	2.720	5.643	2.811	2.655	5.466

Other expected reimbursements are predominantly to recovery claims from our suppliers in connection with issued product guarantees.

17. Inventories

	At December, 31
(in millions of €)	2006	2005
Raw materials and manufacturing supplies	2,181	1,950
Work-in-process	3,137	3,085
Finished goods, parts and products held for resale	13,036	14,618
Advance payments to suppliers	42	46
Carrying amount	18,396	19,699

The production cost of inventories recognized as expense in 2006 is included in cost of sales and amounts to €107,217 million (2005: €104,098 million). The amount of write-down of inventories to net realizable value recognized as expense was €87 million (2005: €69 million) in 2006. At December 31, 2006, €1,531 million (2005: €1,972 million) of the total inventories were carried at net realizable value. Inventories that are expected to be turned over within twelve months amounted to €17,684 million at December 31, 2006 (2005: €18,951 million). At December 31, 2006, inventories include €369 million (2005: €326 million) of company cars of DaimlerChrysler AG, which were pledged as collateral to the DaimlerChrysler Pension Trust e.V. based on the requirement to provide collateral for certain vested employee benefits in Germany.

The carrying amount of inventories recognized during the period by taking possession of collateral held as security amounted to €114 million in 2006 (2005: €160 million). The utilization of the assets occurs in the context of normal business cycle.

18. Trade receivables

	At December 31,
(in millions of €)	2006	2005
Gross carrying amount	8,147	8,505
Allowance for doubtful accounts	(476)	(540)
Carrying amount, net	7,671	7,965

As of December 31, 2006, €81 million of the trade receivables mature after more than one year (2005: €115 million).

Allowance. Changes in the allowance for doubtful accounts for trade receivables were as follows:

(in millions of €)	2006	2005
Balance at January 1	540	591
Charged to costs and expenses	25	41
Amounts written off	(67)	(75)
Currency translation and other changes	(22)	(17)
Balance at December 31	476	540

In 2006, the total amount of allowances for doubtful accounts charged to selling expenses was €91 million (2005: €107 million).

Credit risks. The following chart gives an overview on the extent of credit risks included in trade receivables:

	At December 31,
(in millions of €)	2006	2005
Receivables, neither past due nor impaired	5,509	5,755
Receivables past due, not impaired individually
less than 30 days	726	736
30 to 59 days	140	146
60 to 89 days	60	118
90 to 119 days	100	71
120 days or more	65	135
Total	1,091	1,206
Receivables impaired individually	1,071	1,004
Carrying amount	7,671	7,965

The carrying amount of trade receivables, of which the terms have been renegotiated and that would otherwise be past due or impaired as of December 31, 2006 was €1 million (2005: €27 million).

Further information on financial risk and nature of risks are described in detail in Note 32.

Sale of receivables. Based on market conditions and liquidity needs, DaimlerChrysler may sell portfolios of trade receivables to third parties. At the time of the sale, DaimlerChrysler determines whether the legally transferred receivables meet the criteria for derecognition in conformity with the appropriate provisions. If the criteria are not met, the receivables will still be recognized in the Group’s consolidated balance sheets.

As of December 31, 2006, the carrying amount of trade receivables transferred in asset-backed security (ABS)-transactions, but not derecognized amounted to €312 million (2005: €370 million). For information on the liabilities in total, associated to the sold but not derecognized receivables see Note 24. These receivables are pledged as collateral for the associated financial liabilities.

19. Disposal group Off-Highway, assets and liabilities held for sale

On December 27, 2005, DaimlerChrysler entered into a share sale and purchase agreement for the sale of a major portion of its Off-Highway Business. The sale was consummated in the first quarter of 2006 (see Note 3).

The disposed Off-Highway business did not represent a major line of business for DaimlerChrysler. Therefore, the sold operations have not been presented as discontinued operations in DaimlerChrysler’s consolidated statements of income.

Assets and liabilities of the Off-Highway business included in the transaction have been respectively aggregated and presented separately on the consolidated balance sheets for 2005 and are comprised on a consolidated basis of the following:

(in millions of €)	At December 31, 2005
Assets included in disposal groups classified as held for sale
Intangible assets	348
Property, plant and equipment	212
Investments accounted for using the equity method	31
Inventories	530
Trade receivables	242
Other financial assets	134
Other assets	14
1,511

Liabilities included in disposal groups classified as held for sale
Provisions	563
Trade liabilities	77
Other financial liabilities	220
Other liabilities	3
863

20. Equity

See also the consolidated statements of changes in equity.

The share capital is divided into no-par value shares. All shares were fully paid up. Each share represents €2.60 of issued capital and grants the bearer one voting right at the Annual Meeting of DaimlerChrysler AG and a right to participate in profits as defined by the dividend distribution resolved at the Annual Meeting.

(in millions of shares)	2006	2005
Number of Shares Outstanding
Shares outstanding on January 1	1,018	1,013
Stock option plan rights exercised	10	5
Shares outstanding on December 31	1,028	1,018

Treasury shares. In 2006, DaimlerChrysler acquired 0.7 million DaimlerChrysler shares (2005: 0.7 million) in connection with employee share purchase programs, 0.7 million shares (2005: 0.7 million) of which were issued to employees.

The Annual Meeting on April 4, 2007, authorized DaimlerChrysler to acquire, until October 4, 2008, treasury shares for certain predefined purposes up to an amount of €267 million of the issued capital, or nearly 10% of the current issued capital.

Authorized and contingent capital. By way of a resolution adopted at the Annual Meeting, the Board of Management was authorized, with the approval of the Supervisory Board, to increase the issued capital by up to €500 million by issuing new registered shares for cash contributions and by up to €500 million by issuing new registered shares for non-cash contributions by April 8, 2008. Furthermore, the Board of Management is authorized to increase the issued capital by up to €26 million for the purpose of issuing staff shares.

The Board of Management was also authorized, with the approval of the Supervisory Board, to issue convertible and / or option bonds with a total nominal amount of up to €15 billion at terms not exceeding 20 years and to grant the bearers or creditors of these bonds convertible or option rights to new DaimlerChrysler shares with a pro rata amount of share capital of up to €300 million, in line with the specified conditions, by April 5, 2010.

Following the expiry of the convertible bond, the non-converted bonds issued as part of the 1996 stock option plan with a nominal amount of €0.1 million, were repaid to the bearers on July 19, 2006.

As of December 31, 2006, 67.1 million options of the 2000 stock option plan with a nominal amount of €174.5 million had not yet been exercised.

Miscellaneous. Under the German Stock Corporation Act (Aktiengesetz), the dividend that can be distributed to shareholders is based on the unappropriated earnings reported in the annual financial statements of DaimlerChrysler AG (parent company only) in accordance with the German Commercial Code (Handelsgesetzbuch). On April 4, 2007, the shareholders approved at the Annual General Meeting to distribute a dividend of €1.542 million (€1.50 per share) from the unappropriated earnings for 2006 of DaimlerChrysler AG. In 2006, €1,527 million (€1.50 per share) was distributed for the fiscal year 2005.

The table below shows the changes in the other reserves directly recognized in equity:

	2006			2005
(in millions of €)	Before taxes	Taxes	Net of taxes	Before taxes	Taxes	Net of taxes
Financial assets available for sale:
Fair value changes recognized in equity	121	(27)	94	272	19	291
(Income) / expenses reclassified through profit or loss	(1)	—	(1)	(303)	45	(258)
Total financial assets available for sale:	120	(27)	93	(31)	64	33
Derivative financial instruments:
Fair value changes recognized in equity	2,313	(877)	1,436	(3,608)	1,277	(2,331)
(Income) / expenses reclassified through profit or loss	(1,899)	722	(1,177)	1,514	(476)	1,038
Total derivative financial instruments	414	(155)	259	(2,094)	801	(1,293)
Currency translation adjustments	(1,621)	—	(1,621)	1,974	—	1,974
Total (income) and expenses recognized directly in equity	(1,087)	(182)	(1,269)	(151)	865	714
Net profit			3,783			4,215
Total income for period			2,514			4,929

The amounts of 2006 include minority interest of €(36) million before taxes and net of taxes in line item currency translation difference. In 2005 the equivalent amount was €7 million before taxes and net of taxes; in addition amounts of 2005 contain €8 million before taxes, €(4) million taxes and €4 million net of taxes in line item total financial assets available for sale.

21. Stock-based compensation

As of December 31, 2006, the Group has the following awards outstanding that were issued under a variety of plans: (1) the 2005 and 2006 Performance Phantom Share Plans (“PPSP”), (2) the Stock Option Plan 2000 (“SOP”), (3) various stock appreciation rights (“SAR”) plans and (4) the Medium Term Incentive Awards (“MTI”) 2004-2006. The SOP 2003 and 2004 are equity-settled stock-based compensation instruments and are measured at fair value at the date of grant. PPSP, MTI and SAR are cash-settled stock-based compensation instruments and are measured at respective fair value at the balance sheet date.

The PPSP and the MTI will be paid off at the end of the stipulated holding period; earlier, pro-rated pay off is possible only if certain defined conditions are met. For the SAR Plans, the vesting periods for all plans have passed, so that all SARs are exercisable under consideration of the exercise prices. The fair values of the SAR Plans are taken into account in the provision at the balance sheet date. The intrinsic values of the SARs were zero at year-end.

The effects of stock-based compensation arrangements in the income statements and balance sheets were as follows:

							Reserve (before tax) within the
	Compensation		Tax effect		Provision		Capital Reserve
	expense / (income)		expense / (income)		at December 31,		at December 31,
(in millions of €)	2006	2005	2006	2005	2006	2005	2006	2005
PPSP	59	30	(23)	(11)	69	25	—	—
MTI	•	(25)	•	10	6	17	—	—
SAR	•	(42)	•	16	8	8	—	—
SOP	38	88	(15)	(33)	—	—	341	363
	97	51	(38)	(18)	83	50	341	363

Performance Phantom Share Plans. In 2006, the Group adopted a “Performance Phantom Share Plan”, similar to that used in 2005, under which eligible employees are granted phantom shares entitling them to receive cash payments after four years. The amount of cash paid to eligible employees is based on the number of vested phantom shares (determined over a three-year performance period) times the quoted price of DaimlerChrysler’s Ordinary Shares (calculated as an average price over a specified period at the end of the four years of service). The number of phantom shares that vest will depend on the achievement of corporate performance goals, based on competitive and internal benchmarks (return on net assets and return on sales).

Analysis of the phantom shares issued is as follows:

(in millions of shares outstanding)	2006	2005
Outstanding at the beginning of the year	3.6	—
Granted phantom shares	2.6	3.6
Forfeitures / Disposals	(0.4)	•
Outstanding at year end	5.8	3.6

The Group recognizes a provision for award for the PPSP. Since payment per vested phantom share depends on the quoted price of one DaimlerChrysler Ordinary Share, the quoted price represents the fair value of each phantom share. The proportionate compensation expenses for 2006 and 2005 are determined on the basis of the year-end quoted price of DaimlerChrysler Ordinary Shares and the estimated target achievement.

Stock Option Plans. In April 2000, the Group’s shareholders approved the DaimlerChrysler SOP 2000 which grants of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the SOP 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share which is determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

In the event of exercise the Group issues common shares.

The table below shows the basic terms of the SOP (in millions):

				Options	Options
	Reference	Exercise	Options	outstanding	exercisable
Year of grant	price	price	granted	At December 31, 2006

2000	€62.30	€74.76	15.2	11.9	11.9
2001	€55.80	€66.96	18.7	16.2	16.2
2002	€42.93	€51.52	20.0	18.3	18.3
2003	€28.67	€34.40	20.5	6.7	6.7
2004	€36.31	€43.57	18.0	14.0	5.7

The options were granted in April of each year. The fair value for fully vested but not yet exercised stock options amounted to €261 million at December 31, 2006. In 2006 and 2005, no options were granted under the Stock Option Plan 2000.

Options granted to the Board of Management in 2004 for which – according to the recommendations of the German Corporate Governance Code – the Presidential Committee can impose a limit, or reserve the right to impose a limit in the event of exceptional and unpredictable developments, are measured at their intrinsic values as of December 31.

DaimlerChrysler established, based on shareholder approvals, the 1998 and 1997 SOP (former Daimler-Benz plans), which granted options for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the plans 1997 and 1998 were evidenced by non-transferable convertible bonds with a principal amount of €511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond could have been converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion was at least 15% higher than the predetermined conversion price and the options had been held for a 24 month waiting period.

In the second quarter of 1999, DaimlerChrysler converted all options granted under the 1998 and 1997 SOP into SARs. All terms and conditions of the new SARs are identical to the stock options which were replaced, except that the holder of a SAR has the right to receive cash equal to the difference between the exercise price of the original option and the fair value of the Group’s stock at the exercise date rather than receiving DaimlerChrysler Ordinary Shares.

The basic terms of the bonds and the related stock options / SARs issued (in millions) under these plans are as follows:

			Related
	Stated		stock	Stock options / SARs
	interest	Conversion	options	At December 31, 2006
Bonds granted in	rate	price	granted	outstanding	exercisable
1997	5.3%	€65.90	7.4	3.0	3.0
1998	4.4%	€92.30	8.2	3.5	3.5

The Group will not issue any common shares in connection with the plans 1997 and 1998.

Analysis of the stock options issued is as follows:

		2006		2005
		Average		Average
	Number of	exercise price	Number of	exercise price
(options in millions; per share amounts in €):	stock options	per share	stock options	per share

Balance at beginning of year	79.6	53.92	86.5	52.78
Options granted	—	—	—	—
Exercised	(10.0)	37.06	(5.3)	34.40
Forfeited	(0.2)	43.81	(0.3)	41.42
Disposals	(2.3)	67.61	(1.3)	60.13
Outstanding at year-end	67.1	56.00	79.6	53.92
Exercisable at year-end	58.8	57.75	52.8	60.82

The development of stock options not vested at the beginning of the year 2006 is as follows:

	Number of	Average fair
	stock	value
	options	per share
	(in millions)	(in €)
Non-vested at the beginning of the year	26.8	7.32
Options granted	—	—
Vested	(18.2)	6.97
Forfeited	•	7.85
Disposals	(0.3)	7.73
Non-vested at year-end	8.3	8.05

The total intrinsic value for options exercised in 2006 (as a difference between share price at exercise date and reference price) amounts to €141 million (2005: €61 million). The total fair value recognized in the 2006 capital reserves for options vested in 2006 is €127 million (2005: €128 million).

The weighted average share price of the DaimlerChrysler ordinary shares during the exercise period was €44.99 (2005: €40.08).

Unearned compensation expense (before taxes) of all outstanding and unvested stock options as of December 31, 2006, that are not subject to a possible limitation according to the recommendation of the German Corporate Governance Code, totals €4 million (2005: €35 million). This €4 million expense is expected to be recorded in the first quarter of 2007.

Stock Appreciation Rights Plans. In 1999, DaimlerChrysler established a stock appreciation rights plan (the “SAR Plan 1999”), which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the grant date. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler’s Ordinary Shares on the grant date. On February 24, 1999, the Group issued 11.4 million SARs at an exercise price of €89.70 each (US $98.76 for Chrysler employees), 6.2 million SARs of which are outstanding and exercisable at December 31, 2006.

As discussed above (see “Stock Option Plans”), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing SOP from 1997 and 1998 into SARs.

In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented a SAR plan, for which 22.3 million SARs were issued at an exercise price of US $75.56 each, of which 4.9 million SARs are outstanding and exercisable at December 31, 2006. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the merger. This “initial SARs” forfeit 10 years after the original grant date of the stock option plans. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and 50% on the one-year anniversaries of the consummation date.

A summary of the activity related to the Group’s SAR plans as of and for the years ended December 31, 2006 and 2005 is presented below:

		2006		2005
		Weighted		Weighted
		average		average
	Number	excercise	Number	excercise
	of SARs	price	of SARs	price
(SARs in millions; per share amounts in €):
Outstanding at beginning of year	28.0	76.65	32.5	71.37
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(10.4)	71.66	(4.5)	67.16
Outstanding at year-end	17.6	75.53	28.0	76.65
SARs exercisable at year-end	17.6	75.53	28.0	76.65

The SARs are measured at their fair values and are recorded as provisions.

The fair values of the DaimlerChrysler SARs were measured based on a modified Black-Scholes option-pricing model, which takes into account the specific terms of issuance. For the determination of the volatility the historic volatility of the DaimlerChrysler share based on the expected period until exercise of the various SAR Plans was used.

Medium Term Incentive Awards. The Group granted until 2004 MTIs to certain eligible employees with three year performance periods. The cash amount ultimately earned at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler Ordinary Shares at the end of three year performance periods. The benchmarks are return on net assets and return on sales. In 2006 and 2005 no MTIs were issued.

The Group measures the MTIs at fair value in the provisions.

Cash flows from stock-based compensation. The following cash flows resulted from the stock-based compensation plans:

	2006
(in millions of €)	SOP	PPSP	MTI
Cash inflow due to exercises	370	—	—
Cash outflow due to exercises / pay-out dividend equivalent	60	12	9
Realised tax benefit	23	5	3

22. Pensions and similar obligations

Pension plans and similar obligations are comprised of the following components:

	At December 31,
(in millions of €)	2006	2005
Pension liabilities (pension plans)	4,041	5,080
Other post-employment benefits	14,598	16,349
Other benefit liabilities	375	382
	19,014	21,811

Defined benefit plans

The Group provides pension benefits to almost all of its hourly and salaried employees which are qualified as defined benefit plans. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

Funded status. The following information with respect to the Group’s German plans (principally comprised of plans in the United States). The funded status is as follows:

		At December 31, 2006			At December 31, 2005
		German	Non-German		German	Non-German
(in millions of €)	Total	Plans	Plans	Total	Plans	Plans
Present value of defined benefit obligations	37,466	14,728	22,738	41,514	15,163	26,351
Less fair value of plan assets	(35,176)	(11,542)	(23,634)	(34,348)	(10,590)	(23,758)
Funded status	2,290	3,186	(896)	7,166	4,573	2,593

A reconciliation of the funded status to net amounts recognized is as follows:

		At December 31, 2006			At December 31, 2005
		German	Non-German		German	Non-German
(in millions of €)	Total	Plans	Plans	Total	Plans	Plans
Funded status	2,290	3,186	(896)	7,166	4,573	2,593
Unrecognized actuarial net gains / (losses)	1,929	(472)	2,401	(1,402)	(1,321)	(81)
Unrecognized past service cost	(347)	—	(347)	(426)	—	(426)
Net amounts recognized	3,872	2,714	1,158	5,338	3,252	2,086

Amounts recognized in the consolidated balance sheets consist of:
Other assets	(169)	—	(169)	(32)	—	(32)
Provisions for pensions and similar obligations	4,041	2,714	1,327	5,080	2,962	2,118
Disposal group Off-Highway, liabilities held for sale	—	—	—	290	290	—
Net amounts recognized	3,872	2,714	1,158	5,338	3,252	2,086

The development of the present value of the defined benefit obligations and the fair value of plan assets is as follows:

			2006			2005
		German	Non-German		German	Non-German
(in millions of €)	Total	Plans	Plans	Total	Plans	Plans
Present value of the defined benefit obligation at the beginning of year	41,514	15,163	26,351	34,448	12,628	21,820
Current service cost	829	365	464	739	296	443
Interest cost	1,872	582	1,290	1,874	588	1,286
Contributions by plan participants	18	—	18	18	—	18
Actuarial (gains) / losses	(1,704)	(588)	(1,116)	2,923	2,163	760
Past service cost	50	—	50	233	—	233
Curtailments	136	85	51	49	—	49
Settlements	(56)	—	(56)	—	—	—
Pension benefits paid	(2,247)	(577)	(1,670)	(2,196)	(565)	(1,631)
Currency exchange-rate and other changes	(2,946)	(302)	(2,644)	3,426	53	3,373
Present value of the defined benefit obligation at the end of year	37,466	14,728	22,738	41,514	15,163	26,351
Thereof with plan assets	36,281	13,609	22,672	40,309	13,984	26,325
Thereof without plan assets	1,185	1,119	66	1,205	1,179	26

Fair value of plan assets at the beginning of year	34,348	10,590	23,758	27,804	9,019	18,785
Expected return on plan assets	2,599	790	1,809	2,322	673	1,649
Actuarial gains	1,685	209	1,476	1,629	845	784
Actual return on plan assets	4,284	999	3,285	3,951	1,518	2,433
Contributions by the employer	1,199	464	735	1,661	534	1,127
Contributions by plan participants	18	—	18	18	—	18
Settlements	(31)	—	(31)	—	—	—
Benefits paid	(2,115)	(504)	(1,611)	(2,124)	(481)	(1,643)
Currency exchange-rate and other changes	(2,527)	(7)	(2,520)	3,038	—	3,038
Fair value of plan assets at the end of year	35,176	11,542	23,634	34,348	10,590	23,758

The experienced adjustments, that are the effects of deviations between the actuarial assumptions and actual developments, are as shown in the following table:

(in %)	2006	2005
Present value of obligation	0.1	0.6
Fair value of plan assets	4.9	5.9

Plan assets. At December 31, 2006, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Plan assets and income from plan assets are used solely to pay pension benefits and administer the plans. The Group’s plan asset allocations are presented in the following table:

	2007	Plan Assets German Plans		2007	Plan Assets Non-German Plans
(in % of plan assets)	(expected)	2006	2005	(expected)	2006	2005
Equity securities	53	56	56	58	62	61
Debt securities	35	35	36	25	24	25
Alternative investments	8	4	2	10	8	7
Real estate	3	2	2	6	5	5
Other	1	3	4	1	1	2

Alternative investments consist of private equity and debt investments as well as of investments in commodities and hedge funds.

Every three to five years, or more frequently if appropriate, DaimlerChrysler conducts asset-liability studies for its major plan assets. DaimlerChrysler uses the expertise of external investment and actuarial advisors. These studies are intended to determine the optimal long-term asset allocation with regard to liability structure. The resulting model portfolio allocation is intended to minimize the economic cost of defined benefit schemes and to limit the risks to an appropriate level.

The model portfolio is then expanded into a medium-term benchmark portfolio. The benchmark portfolio matches the asset class weights in the model portfolio but expands the asset classes by adding sub-asset classes with corresponding weights and assigning specific capital market indices to each sub-asset class.

Modern portfolio theory is then applied to determine an optimal one-year target allocation, the performance of which is tracked against the benchmark portfolio.

The entire process is overseen by investment committees which consist of senior financial management from Treasury and certain other appropriate executives. The investment committees meet regularly to approve the asset allocations, review the risks and results of the major pension funds and approve the selection and retention of external managers for specific portfolios.

The majority of investments are in international blue-chip equities and high-quality government and corporate bonds. Furthermore, assets are currently also allocated to high-yield debt, convertible instruments, emerging markets, private equity, hedge funds and commodities. Internal controlling units regularly monitor all investments. External depositary banks provide safekeeping of securities as well as reporting on transactions and assets.

Assumptions. The measurement date for the Group’s pension obligations and plan assets is generally December 31. The measurement date for the Group’s net periodic pension cost is principally January 1. Assumed discount rates and rates of increase in compensation used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

The following weighted average assumptions were used to determine benefit obligations:

	German Plans		Non-German Plans
(in %)	2006	2005	2006	2005
Average assumptions
Discount rates	4.5	4.0	5.7	5.4
Expected long-term compensation increases	2.5	3.0	4.1	4.4

The following weighted average assumptions were used to determine net periodic pension cost:

	German Plans		Non-German Plans
(in %)	2006	2005	2006	2005
Average assumptions
Discount rates	4.0	4.8	5.4	5.8
Expected long-term returns on plan assets	7.5	7.5	8.5	8.5
Expected long-term compensation increases	3.0	3.0	4.4	4.5

Discount rates. The discount rates for German and non-German pension plans are determined annually as of December 31 on the basis of first-rate fixed-interest industrial bonds with maturities and values matching those of the pension payments.

Expected return on plan assets. The expected long-term rates of return for German and non-German plan assets are primarily derived from the asset allocation of plan assets and expected future returns for the various asset classes in portfolios. The investment committees survey banks and large asset portfolio managers about their expectations of future returns for the relevant market indices. The allocation-weighted average return expectations serves as initial indicator for the expected rate of return on plan assets for each pension fund.

In addition, DaimlerChrysler considers long-term actual plan assets results and historical market returns in its evaluation in order to reflect the long-term character of the expected rate of return.

For 2007, the expected returns on plan assets will remain unchanged.

Net pension cost. The components of net pension cost were as follows:

			2006			2005
		German	Non-German		German	Non-German
(in millions of €)	Total	Plans	Plans	Total	Plans	Plans
Current service cost	829	365	464	739	296	443
Interest cost	1,872	582	1,290	1,874	588	1,286
Expected return on plan assets	(2,599)	(790)	(1,809)	(2,322)	(673)	(1,649)
Amortization of net actuarial losses	1	1	—	—	—	—
Past service cost	73	—	73	250	—	250
Net periodic pension cost	176	158	18	541	211	330
Curtailments and settlements	112	85	27	11	(5)	16
Net pension cost	288	243	45	552	206	346

Contributions by the employer to plan assets. Employer contributions to the Group’s plan assets were €1,199 million and €1,661 million for 2006 and 2005, respectively. Employer cash contributions to the Group’s defined benefit pension plans are expected to amount to €0.9 billion in 2007 to satisfy minimum funding and contractual requirements.

Estimated future pension benefit payments. Pension benefit payments pertaining to the Group’s German and non-German plans were €577 million and €1,670 million respectively during 2006, and €565 million and €1,631 million respectively during 2005. The total estimated future pension benefits to be paid by the Group’s pension plans for the next ten years approximate €23.3 billion and are expected to be paid as follows:

						2012-
(in billions of €)	2007	2008	2009	2010	2011	2016
German Plans	0.6	0.6	0.7	0.7	0.7	3.9
Non-German Plans	1.6	1.6	1.6	1.6	1.6	8.1
	2.2	2.2	2.3	2.3	2.3	12.0

Defined contribution plans

At DaimlerChrysler, the defined contribution plans are primarily related to the statutory pension insurance system. In the year 2006, the total cost from these plans amounted to €1.1 billion (2005: €1.2 billion).

Other post-employment benefits

Certain DaimlerChrysler operations in the United States and Canada provide post-employment health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler, the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified.

Funded status. The funded status (before reimbursement rights) is as follows:

	At December 31,
(in millions of €)	2006	2005
Present value of defined benefit obligations	17,359	19,275
Less fair value of plan assets	(1,928)	(1,912)
Funded status (before reimbursement rights)	15,431	17,363

A reconciliation of the funded status (before reimbursement rights) to net amounts recognized is as follows:

	At December 31,
(in millions of €)	2006	2005
Funded status (before reimbursement rights)	15,431	17,363
Unrecognized actuarial net losses	(973)	(1,047)
Unrecognized past service net income	140	33
Amounts recognized (before reimbursement rights)	14,598	16,349

The development of the present value of the defined benefit obligation and the fair value of plan assets is as follows:

(in millions of €)	2006	2005
Present value of the defined benefit obligation at the beginning of year	19,275	15,589
Current service cost	315	297
Interest cost	983	997
Contributions by plan participants	1	1
Actuarial losses	226	1,136
Past service income	(551)	(289)
Effect of restructuring measures	(33)	15
Pension benefits paid	(876)	(844)
Currency exchange-rate and other changes	(1,981)	2,373
Present value of the defined benefit obligation at the end of year	17,359	19,275
Thereof with plan assets	17,125	19,043
Thereof without plan assets	234	232

Fair value of plan assets at the beginning of year	1,912	1,547
Expected return on plan assets	151	144
Actuarial gains / (losses)	86	(10)
Actual return on plan assets	237	134
Contributions by the employer	5	—
Contributions by plan participants	1	1
Benefits paid	(18)	(11)
Currency exchange-rate and other changes	(209)	241
Fair value of plan assets at the end of year	1,928	1,912

The development of the fair value of reimbursement rights due to the Medicare Act is as follows:

(in millions of €)	2006	2005
Fair value of reimbursement entitlement at the beginning of year	1,564	1,234
Expected return on reimbursement right	100	104
Actuarial gains	106	132
Past service cost	(230)	—
Reimbursements to employer	(44)	—
Currency exchange-rate and other changes	(167)	94
Fair value of reimbursement entitlement at the end of year	1,329	1,564

The experienced adjustments, that are the effects of deviations between the actuarial assumptions and actual developments, are as shown in the following table:

(in %)	2006	2005
Present value of obligation	0.9	1.8
Fair value of plan assets	4.5	(0.7)

Plan assets. At December 31, 2006, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income of the plan assets are used solely to pay post-employment benefits and to administer the plans. The Group’s post-employment benefit plan asset allocations are as follows:

	2007
(in % of plan assets)	(expected)	2006	2005
Equity securities	65	67	67
Debt securities	23	23	33
Alternative investments	7	6	—
Real estate	5	4	—

Asset allocation is based on a benchmark portfolio designed to diversify investments among the following primary asset classes: US equity, international equity and US fixed income. The objective of the benchmark portfolio is to achieve a reasonable balance between risk and return.

The investment process is overseen by Investment Committees which consist of senior financial management from Treasury and other certain appropriate executives. The Investment Committees meet regularly to approve the asset allocations and review the risks and results of the funds and approve the selection and retention of external managers for specific portfolios.

The majority of investments reflect the asset classes designated by the benchmark portfolio. Furthermore, assets are currently also allocated to hedge funds and real estate. Internal controlling units regularly monitor all investments. External depositary banks provide safekeeping of securities as well as reporting on transactions and assets.

Estimated future subsidies due to the Medicare Act. The total estimated future subsidies due to the Medicare Act for the next ten years approximate €642 million and are expected to be received as follows:

						2012-
(in millions of €)	2007	2008	2009	2010	2011	2016
Medicare Act	45	49	53	57	61	377

Contributions by the employer. For the year ended December 31, 2006, contributions by DaimlerChrysler to plan assets for its other post-employment plans amounted to €5 million. DaimlerChrysler did not make any contributions in 2005. Employer contributions to the Group’s post-employment plans are expected to approximate €6 million in 2007.

Assumptions. The measurement date for the Group’s accumulated other post-employment benefit obligations and plan assets is generally December 31. The measurement date for the Group’s net periodic post-employment benefit cost is principally January 1. Assumed discount rates and rates of increase in compensation used in calculating the accumulated post-employment benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated.

The weighted average assumptions used to determine the benefit obligations of the Group’s post-employment benefit plans at December 31 were as follows:

(in %)	2006	2005
Average assumptions:
Discount rates	5.9	5.7
Health-care inflation rates in following (or “base”) year	8.3	7.4
Ultimate health-care inflation rates (as of 2014 for 2006 / as of 2011 for 2005)	5.0	5.0

The weighted average assumptions used to determine the net periodic post-employment benefit cost of the Group’s post-employment benefit plans were as follows:

(in %)	2006	2005
Average assumptions:
Discount rates	5.7	6.0
Expected long-term returns on plan assets	8.5	8.5
Health-care inflation rates in following (or “base”) year	7.4	8.0
Ultimate health-care inflation rates (as of 2011)	5.0	5.0

Discount rates. The discount rates are determined annually as of December 31 on the basis of first-class fixed-interest industrial bonds with maturities and values matching those of the benefit obligations.

US post-employment benefit plan assets utilize an asset allocation substantially similar to that of the pension plan assets so the expected rate of return is the same for both pension and other post-employment benefit plan asset portfolios. Accordingly, the information on the expected rate of return on pension plan assets as described above also applies to other post-employment plan assets. For 2007, the expected rate of return on plan assets is the same as the rate applied in 2006.

The assumptions have a significant effect on the amounts reported for the Group’s health-care plans. The following schedule presents the effects (including reimbursement rights) of a one percentage point change in assumed ultimate health-care cost inflation rates as of 2014:

	1-percentage-	1-percentage-
(in millions of €)	point increase	point decrease
Effect on current service cost and interest cost	169	(136)
Effect on present value of the defined benefit obligation	1,956	(1,615)

Net post-employment benefit cost. The components of net periodic post-employment benefit cost were as follows:

(in millions of €)	2006	2005
Current service cost	315	297
Interest cost	983	997
Expected return on plan assets	(151)	(144)
Expected return on reimbursement rights	(100)	(104)
Amortization of actuarial losses	9	—
Past service income	(234)	(220)
Net periodic post-employment benefit cost	822	818
Settlement / curtailment loss	3	3
Net post-employment benefit cost	825	829

Estimated future post-employment benefit payments. Post-employment benefit payments (after reimbursements) pertaining to the Group’s plans were €832 million and €844 million during 2006 and 2005, respectively. The total estimated future post-employment benefits to be paid by the Group’s plans for the next 10 years approximate €10.9 billion and are expected to be paid as follows:

						2012-
(in billions of €)	2007	2008	2009	2010	2011	2016
Expected payments	0.9	1.0	1.0	1.1	1.1	5.8

Prepaid employee benefits. In 1996, DaimlerChrysler established a Voluntary Employees’ Beneficiary Association (“VEBA”) trust for the payment of non-pension employee benefits. At December 31, 2006 and 2005, the VEBA trust had a balance of €2,385 million and €2,392 million, respectively, of which the long-term assets in the VEBA trust of €1,861 million and €1,835 million, respectively, are reported as plan assets for the accumulated post-employment benefit obligations and are not reported in DaimlerChrysler’s consolidated balance sheets. The short-term assets in the VEBA trust are classified as cash and cash equivalents as well as other financial assets in DaimlerChrysler’s consolidated balance sheets. No contributions to the VEBA trust were made in 2006 and 2005. DaimlerChrysler does not expect to make any contributions to the VEBA trust in 2007.

23. Provisions for other risks

The development of provisions for other risks is summarized as follows:

			Personnel
	Product	Sales	and social
(in millions of €)	guarantees	incentives	costs	Other	Total
Balance at December 31, 2005	11,385	5,387	3,724	6,033	26,529
Thereof current	5,042	5,311	1,661	3,567	15,581
Thereof non-current	6,343	76	2,063	2,466	10,948
Additions	4,810	5,537	2,037	3,040	15,424
Utilizations	(5,141)	(5,268)	(1,779)	(2,931)	(15,119)
Reversals	(669)	(327)	(156)	(756)	(1,908)
Compounding	365	—	141	99	605
Currency translation and other changes	(489)	(490)	(155)	(482)	(1,616)
Balance at December 31, 2006	10,261	4,839	3,812	5,003	23,915
Thereof current	4,536	4,763	1,665	3,150	14,114
Thereof non-current	5,725	76	2,147	1,853	9,801

Product guarantees. DaimlerChrysler issues various types of product guarantees, under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The provision for these product guarantees covers expected costs for legal and contractual warranties, as well as expected costs for policy coverage, recall campaigns and buyback commitments. The provision for buyback commitments represents the expected costs related to the Group’s obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues. The utilization date of product guarantees depends on the incidence of the warranty claims and can span the entire term of the product guarantees.

Sales incentives. The provisions for sales incentives relate to obligations for expected reductions in sales revenues already recognised. These include bonuses, discount rebates and other price reduction commitments, which are entered into with contractual partners in the reporting period or in previous periods, but will not be paid until subsequent periods.

Personnel and social costs. Provisions for personnel and social costs include primarily expected expenses of the group for employee anniversary bonuses, profit sharing arrangements, management bonuses as well as early retirement and partial retirement plans. The additions recorded to the provisions for profit sharing and management bonuses in the reporting year usually result in cash outflows in the following year.

Other. Provisions for other risks comprise, among others, expected costs in connection with liability and litigation risks, obligations under the EU End-of-Life Vehicles Directive and environmental protection risks. In addition, provisions for other taxes and diverse other risks are summarized in this position.

24. Financing liabilities

	Remaining maturity		Remaining maturity		Remaining maturity
	<= 1 year		> 1 year to <= 5 years		> 5 years			Total
(in millions of €)	2006	2005	2006	2005	2006	2005	2006	2005
Notes / Bonds	19,383	19,602	37,629	35,152	6,905	10,799	63,917	65,553
Commercial paper	11,302	12,245	—	—	—	—	11,302	12,245
Liabilities to financial institutions	11,126	10,371	6,222	6,886	1,643	3,057	18,991	20,314,
Liabilities to affiliated companies	504	396	104	109	—	215	608	720
Deposits from direct banking business	2,962	3,045	148	151	—	9	3,110	3,205
Loans, other financing liabilities	691	476	419	1	7	8	1,117	485
Liabilities from finance lease	62	59	144	137	285	143	491	339
Total financing liabilities	46,030	46,194	44,666	42,436	8,840	14,231	99,536	102,861

Except for liabilities from asset backed security transactions which are accounted for as secured borrowings, the weighted average interest rates for notes / bonds were 5.71%, 5.11% for commercial paper, 4.88% for liabilities to financial institutions and 2.98% for deposits from direct banking business at December 31, 2006.

As of December 31, 2006, the long-term notes and bonds mature over a period between 2008 and 2097 and the long-term liabilities to financial institutions mature over a period between 2008 and 2019.

Commercial papers are primarily denominated in euros and US dollars and include accrued interest. Liabilities to financial institutions are partially secured by trust mortgages and mortgages in the amount of €1,490 million (2005: €1,958 million). The carrying amounts of the secured property, plant and equipment were €1,287 million (2005: €1,338 million).

DaimlerChrysler uses securitization transactions for its refinancing. As of December 31, 2006, liabilities relating to transfers of receivables accounted as secured borrowings amounted to €22,005 million (2005: €21,611 million). These are reported under notes / bonds in the amount of €18,260 million, in commercial papers in the amount of €3,468 million and liabilities to financial institutions in the amount of €277 million.

As of December 31, 2006, the Group had unused short-term credit lines of €8,600 million (2005: €7,099 million) and unused long-term credit lines of €9,600 million (2005: €10,806 million). The credit lines include a US $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility allowing DaimlerChrysler AG to borrow up to US $5 billion until December 2009 and up to US $4.9 billion until December 2011, as well as an US dollar revolving credit facility allowing DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to US $6 billion available until May 2007, and a multi-currency revolving credit facility for working capital purposes allowing DaimlerChrysler AG and several subsidiaries to borrow up to US $7 billion until May 2008. A part of the US $18 billion facility serves as back-up for commercial paper drawings.

25. Other financial liabilities

Other financial liabilities are composed of the following items:

		December 31, 2006			December 31, 2005
(in millions of €)	Current	Non-current	Total	Current	Non-current	Total
Derivative financial instruments used in hedge accounting	236	140	376	602	874	1,476
Financial liabilities recognized at fair value through profit or loss	196	—	196	291	—	291
Liabilities from residual value guarantees	2,015	1,326	3,341	1,758	1,350	3,108
Liabilities from wages and salaries	1,530	2	1,532	1,929	—	1,929
Sundry miscellaneous other financial liabilities	4,723	264	4,987	5,201	116	5,317
Miscellaneous other financial liabilities	8,268	1,592	9,860	8,888	1,466	10,354
Carrying amount	8,700	1,732	10,432	9,781	2,340	12,121

Derivative Financial Instruments. Information on derivative financial instruments can be found in Note 31.

Financial liabilities recognized at fair value through profit or loss relate exclusively to derivative financial instruments, which are not used in hedge accounting.

26. Other liabilities

Other liabilities consist solely of tax liabilities for other taxes amounting to €969 million (2005: €930 million) and income taxes amounting to €227 million (2005: €218 million).

27. Trade liabilities

As of December 31, 2006, €2 million of the trade liabilities had remaining maturities of more than one year (2005: €1 million).

28. Consolidated statements of cash flows

Calculating funds. Cash and cash equivalents include funds of €1,326 million (2005: €444 million) from consolidated Special Purpose Entities which are solely used to settle the respective financial liabilities.

Cash provided by operating activities. The changes in other operating assets and liabilities are as follows:

(in millions of €)	2006	2005

Provision	(979)	(1,506)
Financial instruments	(477)	263
Miscellaneous other assets and liabilities	(340)	515
Other operating assets and liabilities	(1,796)	(728)

The cash provided by operating activities includes the following cash flows:

(in millions of €)	2006	2005

Interest paid	(977)	(1,075)
Interest received	716	648
Income taxes paid, net	(1,494)	(700)
Dividends received	191	155

Cash used for financing activities. The cash used for financing activities includes cash flows from hedging the currency risks of financial liabilities. In 2006 the cash used for financing activities included payments for the reduction of the outstanding finance lease liabilities of €80 million (2005: €78 million).

29. Legal proceedings

Various legal proceedings, claims and governmental investigations are pending against DaimlerChrysler AG or its subsidiaries on a wide range of topics, including vehicle safety, emissions and fuel economy, financial services, dealer, supplier and other contractual relationships, intellectual property rights, product warranties, environmental matters, and shareholder matters. Some of these proceedings allege defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicles stability (rollover propensity), pedal misapplication (sudden acceleration), brakes (vibration and brake transmission shift interlock) or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more of these proceedings could require us to pay substantial compensatory and punitive damages or undertake service actions, recall campaigns or other costly actions.

The Federal Republic of Germany initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR and submitted its statement of claims in August 2005. It seeks damages, contractual penalties and the transfer of intellectual property rights to Toll Collect GmbH. In particular, the Federal Republic of Germany is claiming lost revenues of €3.51 billion plus interest (€236 million through July 31, 2005 plus 5% per annum over the respective base rate since then) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005 plus 5% per annum over the respective base rate since then). Since some of the contractual penalties, among other things, are dependent on time and as further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. DaimlerChrysler believes the claims are without merit and is defending itself vigorously. We submitted our response to the arbitrators in June 2006. See also Note 30.

The US Securities and Exchange Commission (“SEC”) and the US Department of Justice (“DOJ”) are conducting an investigation into possible violations of law by DaimlerChrysler including the anti-bribery, record-keeping and internal control provisions of the US Foreign Corrupt Practices Act (“FCPA”). We have voluntarily shared with the DOJ and the SEC information from our own internal investigation of certain accounts, transactions and payments, primarily relating to transactions involving government entities and have provided the agencies with information pursuant to outstanding subpoenas and other requests. We have also had communications with the office of a German public prosecutor regarding these matters.

Below is a summary of what DaimlerChrysler uncovered to date in connection with its internal investigation:

•                  DaimlerChrysler has determined that improper payments were made in a number of jurisdictions, primarily in Africa, Asia and Eastern Europe. These payments raise concerns under the FCPA, under German law and under the laws of other jurisdictions.

•                  DaimlerChrysler has identified and self-reported potential tax liabilities to tax authorities in several jurisdictions. These tax liabilities of DaimlerChrysler AG and certain foreign affiliates result from misclassifications of, or the failure to record, commissions and other payments and expenses.

•                  DaimlerChrysler determined that certain payable accounts related to consolidated subsidiaries were not eliminated during consolidation.

•                  DaimlerChrysler has taken action designed to address and resolve the issues identified in the course of its investigation to safeguard against the recurrence of improper conduct. This includes establishing a company-wide compliance organization and evaluating and revising DaimlerChrysler’s governance policies and its internal control procedures.

DaimlerChrysler is working towards completing its internal investigation into possible violations of law. Some investigative and remediation work, however, is still ongoing and further issues may arise as DaimlerChrysler completes its investigation. The DOJ or the SEC could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees, as well as additional changes to its business practices and compliance programs.

DaimlerChrysler also determined that for a number of years a portion of the taxes related to compensation paid to expatriate employees was not properly reported. DaimlerChrysler voluntarily reported potential tax liabilities resulting from these issues to the tax authorities in several jurisdictions and took various remedial actions to address these issues.

Litigation is subject to many uncertainties and DaimlerChrysler cannot predict the outcome of individual matters with assurance. The Group establishes provisions in connection with pending or threatened litigation if a loss is probable and can be reasonably estimated. Since these provisions, which are reflected in the Group’s consolidated financial statements, represent estimates, it is reasonably possible that the resolution of some of these matters could require us to make payments in excess of the amounts accrued in an amount or range of amounts that could not be reasonably estimated at December 31, 2006. It is also reasonably possible that the resolution of some of the matters for which provisions could not be made, including the arbitration proceeding and investigations mentioned above, may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated at December 31, 2006. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position and cash flow.

30. Guarantees and other financial commitments

Guarantees. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	At December 31,		At December 31,
	Maximum potential future obligations		Amount recognized as a liability
(in millions of €)	2006	2005	2006	2005
Financial guarantees	1,207	1,819	297	414
Guarantees under buy-back commitments	1,444	1,499	344	379
Other guarantees	260	249	121	121
	2,911	3,567	762	914

Financial guarantees principally represent guarantees that require the Group to make certain payments if third parties, non-consolidated affiliated companies and / or other related companies fail to meet their financial obligations.

Guarantees under buy-back commitments principally represent arrangements whereby the Group guarantees specified trade-in or resale values for sold vehicles. Such guarantees provide the holder with the right to return purchased vehicles to the Group, partially also in connection with a future purchase of vehicles or services. As of December 31, 2006, the best estimate for obligations under guarantees under buy-back commitments for which no provisions had yet been recorded was €57 (2005: €52) million. The table above excludes residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group’s obligation to repurchase assets sold to unrelated guaranteed parties.

Other guarantees principally include pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. As of December 31, 2006, the best estimate for obligations under other guarantees for which no provisions had yet been recorded was €165 (2005: €153) million.

In 2002, our subsidiary DaimlerChrysler Financial Services AG,Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes S.A. (Cofiroute) entered into a consortium agreement in order to jointly develop, install, and operate under a contract with the Federal Republic of Germany (operating agreement) a system for the electronic collection of tolls for all commercial vehicles over 12t GVW using German highways. DaimlerChrysler Financial Services AG and Deutsche Telekom AG each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together “Toll Collect”).

According to the operating agreement, the toll collection system had to be operational no later than August 31, 2003. After a delay of the launch date of the toll collection system, which resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays, the toll collection system was introduced on January 1, 2005, with on-board units that allowed for slightly less than full technical performance in accordance with the technical specification (phase 1). On January 1, 2006, the toll collection system was installed and started to operate with full effectiveness as specified in the operating agreement (phase 2). On December 20, 2005, Toll Collect GmbH received a preliminary operating permit as specified in the operating agreement. The failure to obtain the final operating permit by December 20, 2006, may lead to termination of the operating agreement by the Federal Republic of Germany. Toll Collect GmbH expects to receive the final operating permit, and continues to operate the toll collection system under the preliminary operating permit in the interim.

Failure to perform various obligations under the operating agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €75 million per year until September 30, 2006, at €150 million per year thereafter until the final operating permit has been issued and at €100 million per year following the issuance of the final operating permit. These cap amounts are subject to a 3% increase for every year of operation.

Beginning in June 2006, the Federal Republic of Germany began reducing monthly payments to Toll Collect GmbH by €8 million in partial set-off against amounts claimed in the arbitration proceeding referred to below. This offsetting, which Toll Collect GmbH is contesting, may require the consortium members to provide additional operating funds to Toll Collect GmbH.

The operating agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the consortium. According to the statement of claims received in August 2005, the Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues that allegedly arose from delays in the operability of the toll collection system. See Note 29 for additional information.

Each of the consortium members (including DaimlerChrysler Financial Services AG) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, DaimlerChrysler AG has guaranteed bank loans obtained by Toll Collect GmbH. The guarantees are described in detail below:

•                  Guarantee of bank loans. DaimlerChrysler AG issued a guarantee to third parties up to a maximum amount of €230 million for bank loans which could be obtained by Toll Collect GmbH. This amount represents the Group’s 50% share of Toll Collect GmbH’s external financing guaranteed by its shareholders. In 2006, bank loans previously obtained by the consortium and guaranteed by DaimlerChrysler AG up to a maximum amount of €600 million were replaced by bank loans guaranteed by Daimler Chrysler AG up to a maximum amount of €230 million. Associated with this loan repayment, the Group participated with 50% (€393 million) in a capital increase at Toll Collect GbR in 2006.

•                  Guarantee of obligations. Towards the Federal Republic of Germany the consortium members have jointly and severally guaranteed the obligations of Toll Collect GmbH resulting from the operating agreement concerning the delivery and operation of the toll collection system. This guarantee expired on December 31, 2006.

•                  Equity maintenance undertaking. The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (a so-called “equity maintenance undertaking”). This obligation will terminate on August 31, 2015, when the operating agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenues against Toll Collect GmbH for any period the system was not fully operational, or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH’s equity to a level below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH’s operations to the extent necessary to reach the required minimum equity.

Cofiroute’s risks and obligations are limited to €70 million. DaimlerChrysler Financial Services AG and Deutsche Telekom AG are jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

While DaimlerChrysler’s maximum future obligation resulting from the guarantee of the bank loan can be determined (€230 million), the Group is unable to reasonably estimate the amount or range of amounts of possible loss resulting from the guarantee in form of the equity maintenance undertaking due to the various uncertainties described above, although it could be material. The table above only includes the guarantee of the bank loan (shown under financial guarantees).

Group companies also provide guarantees to third parties for obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not included in the above table.

Obligations associated with product warranties are also not included in the above table. See Note 23 for provisions relating to such obligations.

Other financial commitments. In connection with certain production programs, DaimlerChrysler has committed to purchase various levels of outsourced manufactured parts and components over extended periods. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these arrangements represent commitments to purchase plant or equipment in the future.  As of December 31, 2006, commitments to purchase outsourced manufactured parts and components as well as to invest in plant and equipment are approximately €4.8 billion. These amounts are not included in the above table.

The Group has also entered into non-cancelable operating leases for facilities, plant and equipment. In 2006, rental payments of €835 million (2005: €853 million) were recognized as expense. Future minimum lease payments under non-cancelable lease agreements are as follows:

	At December 31,
(in millions of €)	2006	2005

Less than one year	570	674
Between one and two years	498	510
Between two and three years	426	401
Between three and four years	363	342
Between four and five years	307	304
More than five years	1,162	1,133
	3,326	3,364

Future payments to be received from subletting these facilities, plant and equiment to third parties total €135 million (December 31, 2005: €211 million).

In addition DaimlerChrysler AG has issued loan commitments for a total of €2.5 billion and €2.3 billion as of December 31, 2006 and 2005, respectively.

In 2006, DaimlerChrysler sold the real estate of its former head quarters in Stuttgart-Möhringen to IXIS Capital Partners Ltd. for €240 million in cash. At the same time, DaimlerChrysler entered into a leaseback arrangement for the properties sold with noncancelable lease periods ranging from ten to fifteen years. At the end of the non-cancelable lease term, DaimlerChrysler has renewal options for up to nine years. The lease payments are adjusted based on the German consumer price index and are included in the above table.

Several major tier-one automotive suppliers have initiated bankruptcy proceedings and continue to face financial difficulties. Interruption in the supply of components from any of those suppliers, in particular Collins & Aikman, Delphi Corporation and Automotive Group ISE, would disrupt the production of certain vehicles of DaimlerChrysler. Various vehicle manufacturers, including Daimler Chrysler, have provided financial support to such suppliers to avoid prolonged interruptions. DaimlerChrysler has provided financial support to Collins & Aikman since 2005 and expects to provide additional financial support in 2007. DaimlerChrysler also expects to provide financial support to other financially distressed suppliers, in particular to Automotive Group ISE, in the future.

31. Financial instruments

a) Carrying amounts and fair values of financial instruments

The following table shows the carrying amounts and fair values of the Group's financial instruments. The fair value of a financial instrument is the price at which a party would accept the rights and / or obligations of this financial instrument from another independent party. Given the varying influencing factors, the reported fair values can only be viewed as indicators of the prices that may actually be achieved on the market.

	At December 31, 2006		At December 31, 2005
	Carrying		Carrying
(in millions of €)	amount	Fair value	amount	Fair value
Receivables from financial services	77,169	76,446	86,181	85,746
Trade receivables	7,671	7,671	7,965	7,965
Cash and cash equivalents	8,409	8,409	8,063	8,063
Other financial assets
Financial assets available for sale(1)	7,398	7,398	6,463	6,463
Financial assets recognized at fair value through profit or loss	1,197	1,197	446	446
Derivative financial instruments used in hedge accounting	1,293	1,293	607	607
Other receivables and assets	3,044	3,044	2,970	2,970
Total financial assets	106,181	105,458	112,695	112,260

Financing liabilities	99,536	100,201	102,861	103,700
Trade payables	13,716	13,716	14,591	14,591
Other financial liabilities
Financial liabilities recognized at fair value through profit or loss	196	196	291	291
Derivative financial instruments used in hedge accounting	376	376	1,476	1,476
Miscellaneous other financial liabilities	9,860	9,860	10,354	10,354
Total financial liabilities	123,684	124,349	129,573	130,412

(1)          Includes equity interests measured at cost of €656 million (2005: €752 million), whose fair value cannot be determined with sufficient reliability.

The carrying amounts of financial instruments presented according to IAS 39 measurement categories are as follows:

	At December 31,
(in millions of €)	2006	2005
Assets
Trade receivables	7,671	7,965
Other receivables and assets	3,044	2,970
Receivables from financial services(1)	63,231	72,366
Loans and receivables	73,946	83,301
Available-for-sale financial assets	7,398	6,463
Financial assets recognized at fair value through profit or loss(2)	1,197	446

Liabilities
Trade payables	13,716	14,591
Financing liabilities(3)	77,040	80,911
Other financial liabilities(4)	9,567	9,862
Financial liabilities measured at cost	100,323	105,364
Financial liabilities recognized at fair value through profit or loss(2)	196	291

The table above does not include cash and cash equivalents or the carrying amounts of derivative financial instruments used in hedge accounting as these financial instruments are not assigned to an IAS 39 measurement category.

(1)          This does not include lease receivables of €13,937 million (2005: €13,816 million) as these are not assigned to an IAS 39 measurement category.

(2)          Financial instruments classified as held for trading purposes. Therein included are also financial instruments that do not qualify for hedge accounting treatment.

(3)          This does not include liabilities from capital leases of €491 million (2005: €339 million) or liabilities from non-transference of assets of €22,005 million (2005: €21,611 million) as these are not assigned to an IAS 39 measurement category.

(4)          This does not include liabilities from finance guarantees of €293 million (2005: €492 million) as these are not assigned to an IAS 39 measurement category.

The fair values of financial instruments were calculated on the basis of market information available on the balance sheet date using the methods and premises presented below.

Receivables from financial services. As a simplification, it is assumed that the fair values of receivables from financial services with variable interest rates are equal to the respective carrying amounts since the interest rates agreed and those available on the market are virtually identical. The fair values of receivables from financial services with fixed interest rates are calculated on the basis of discounted estimated future cash flows. The discounting is based on the current interest rates, at which similar loans with identical terms as of December 31, 2006 and December 31, 2005 can be borrowed.

Trade receivables and cash and cash equivalents. Due to the short terms of these financial instruments, it is assumed that the fair value is equal to the carrying amount.

Other financial assets.

Financial assets available for sale include the following:

•                  Equity interests measured at fair value. The equity interests measured at fair value were measured using the market prices determined as of December 31.

•                  Equity interests measured at cost. Due to the absence of an active market the market price or fair value for these equity interests could not be determined and therefore these interests are measured at cost. These interests comprise of shares in non-listed companies for which cash flows could not be reliably determined. Therefore, these investments have not been measured by discounting the estimated future cash flows. It is assumed that fair values are equal to the carrying amounts.

•                  Debt instruments. Debt instruments are predominantly measured using market prices as of December 31. Some of the fair values of debt securities are based on valuation models based on market data. A small portion of the fair values of these instruments is calculated through valuation models which are not based on market data.

Financial assets recognized at fair value through profit or loss; these include:

•                  Derivative financial instruments not used in hedge accounting. For further details on the currency and interest rate hedging contracts see the comments under derivative financial instruments used in hedge accounting. The fair values of hedging instruments for equities are calculated using price quotations in consideration of forward premiums and discounts or through option pricing models. This also includes hedging instruments for listed investments which are included at equity in the consolidated financial statements.

•                  Trading securities. The trading securities measured at fair value were measured using the market prices determined as of December 31.

Derivative financial instruments used in hedge accounting include:

•                  Derivative currency hedging contracts. The fair values of currency forwards are determined on the basis of current reference prices in consideration of forward premiums and discounts. Currency options were measured using price quotations or option pricing models.

•                  Derivative interest rate hedging contracts. The fair values of interest rate hedging instruments (e.g. interest rate swaps, cross currency interest rate swaps) are calculated on the basis of the discounted estimated future cash flows using the market interest rates appropriate to the remaining terms of the financial instruments. Interest options were measured using price quotations or option pricing models.

Other receivables and assets include the following:

•                  Short-term other receivables and short-term loans. These financial instruments are recognized at cost. Because of the short maturities of these financial instruments, it is assumed that the fair value is equal to the carrying amount.

•                  Long-term loans and other long-term receivables. These financial instruments are reported at present value on the balance sheet. It is assumed that the present values are equal to the fair values of these financial instruments.

Financing liabilities. The fair values of bonds are calculated as the present values of the estimated future cash flows. Standard market interest rates for the appropriate terms were used for discounting. On account of the short terms of bonds and loans used in revolving credit facilities, it is assumed that the carrying amounts of these financial instruments are virtually the same as their fair values.

Trade payables. Due to the short maturities of these financial instruments, it is assumed that the fair value is equal to the carrying amount.

Other financial liabilities. Financial liabilities recognized at fair value through profit or loss include the following:

•                  Derivative financial instruments not used in hedge accounting. See the notes under other financial assets

•                  Derivative financial instruments used in hedge accounting. See the notes under other financial assets

Miscellaneous other financial liabilities include the following:

•                  Liabilities from residual value guarantees. As for current liabilities it is assumed that the fair value is equal to the carrying amount of these financial instruments due to their short maturities. Non-current liabilities are reported principally at present value on the balance sheet; it is assumed that the present values are equal to the fair values of these financial instruments.

•                  Miscellaneous other financial liabilities. Because of the short maturities of these financial instruments, it is assumed that the fair value is equal to the carrying amount.

b) Net gains or losses

The following table shows the net gains or losses of financial instruments included in the income statement (not including derivative financial instruments used in hedge accounting):

(in millions of €)	2006	2005
Financial assets and liabilities recognized at fair value through profit or loss(1)	469	(516)
Financial assets available for sale	73	975
Loans and receivables	(326)	(455)
Financial liabilities measured at cost	(20)	(4)

(1)     Financial instruments classified as held for trading and derivative financial instruments not used in hedge accounting.

In addition to amounts attributable to changes in fair value, net gains and losses of financial assets and liabilities recognized at fair value through profit or loss also include the interest income and expenses of these financial instruments.

Net gains and losses on financial assets available for sale are comprised mainly of impairment losses and gains or losses on derecognition. For further information see Note 20.

Net gains and losses on loans and receivables are comprised mainly of gains or losses on derecognition as well as impairment losses and recoveries.

c) Total interest income and total interest expense

Total interest income and total interest expense for financial assets or financial liabilities that are not measured at fair value through profit or loss are structured as follows:

(in millions of €)	2006	2005
Total interest income	6,309	6,327
Total interest expenses	(5,238)	(4,553)

For qualitative descriptions of accounting for financial instruments (including derivative financial instruments) please refer to Note 1.

d) Information on derivative financial instruments

Utilization of derivatives. The Group uses derivative financial instruments such as interest rate swaps and forward rate agreements for hedging of the interest risks. Currency risks are hedged mainly through currency forward transactions and options.

Fair values of hedging instruments. The table below shows the fair values of hedging instruments:

	At December 31,
(in millions of €)	2006	2005
Fair value hedges	57	38
Cash flow hedges	860	(907)

Fair value hedges. The Group uses fair value hedges primarily for hedging of interest rate risks.

The net result of hedging instruments for 2006 amounted to €16 million (2005: €(143) million). The net result of underlyings amounted to €(18) million in 2006 (2005: €139 million).

These figures also include the portions of derivative financial instruments excluded from the hedge effectiveness test and the ineffective portions.

Cash flow hedges. The Group uses cash flow hedges primarily for hedging of currency risks and interest rate risks.

In 2006, net unrealized gains on the measurement of derivatives (before taxes) of €2.3 billion (2005: unrealized losses of €3.6 billion) were recognized in equity without affecting earnings. In this period, net gains of €54 million (2005: €423 million) were reclassified from equity to revenue and net gains of €18 million (2005: €30 million) were reclassified to cost of sales. In addition, in 2006, net gains of  €1,341 million (2005: losses of  €2,782 million) were reclassified from equity to net interest income. These amounts do not include gains or losses posted to equity without an effect on earnings or amounts recognized through profit and loss as a result of reclassifications to the income statements of companies accounted for at equity.

The consolidated net profit for 2006 includes net gains (before taxes) of  €4 million (2005: net losses of  €39 million) from the valuation of derivative financial instruments, which were either hedge-ineffective or components that were excluded from the hedge effectiveness test.

In 2006, the premature termination of cash flow hedges did not lead to any gains or losses (2005: losses of  €1 million).

During the upcoming financial year, €387 million in net gains, which were reported in equity as of the balance sheet date, are expected to be reclassified to the income statement. The total includes €320 million attributable to associated companies, whose results are included in the line item share of profit (loss) from companies accounted for using the equity method, net.

The maturities of the interest rate hedges and currency hedges correspond to those of the underlying transactions. As of December 31, 2006, DaimlerChrysler utilized derivative instruments with a maximum maturity of 29 months as hedges for currency risks arising from future transactions.

32. Risk management

General information on financial risk

The DaimlerChrysler Group is exposed to market risks from changes in foreign currency exchange rates, interest rates, equity prices. Furthermore, commodity price risks arise from procurement. In addition, the Group is exposed to credit risks mainly from its lease and financing activities and from trade receivables. And the Group is exposed to liquidity risks relating to its credit and market risks or a deterioration of its operating business or financial market disturbances. With respect to the Financial Services segment, the Group is exposed to credit risks arising from operating lease contracts, finance lease contracts and financing contracts. Financial Services manages credit risk irrespectively of whether a particular contract is accounted for as an operating lease or a finance lease. As a result, Financial Services’ credit risk disclosures include credit risks arising from the entire leasing business unless otherwise indicated. These financial risks may adversely affect DaimlerChrysler’s financial position, cash flows and profitability.

DaimlerChrysler has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling of financial instruments. The guidelines upon which the Group’s risk management processes are based are designed to identify and analyze these risks Group-wide, to set appropriate risk limits and controls and to monitor the risks by means of reliable and up-to-date administrative and information systems. The guidelines and systems are regularly reviewed and adjusted to changes in markets and products.

The Group manages and monitors these risks primarily through its operating and financing activities and, if required, through the use of derivative financial instruments. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management. Without these derivative financial instruments, the Group would be exposed to higher financial risks. Additional information on financial instruments and especially derivatives is included in Note 31. DaimlerChrysler regularly evaluates its financial risks with due consideration of changes in key economic indicators and up-to-date market information.

Credit risk

Credit risk is the risk of economic loss arising from a counterparty’s failure to repay or service debt according to the contractual terms. Credit risk encompasses both the direct risk of default and the risk of a deterioration of creditworthiness and the respective concentration risk.

Liquid assets. Liquid assets mainly consist of cash and cash equivalents and debt instruments from available-for-sale financial assets. In connection with the investment of liquid assets, the Group is exposed to credit-related losses to the extent that banks or issuers of securities fail to fulfill their obligations. DaimlerChrysler manages this credit risk exposure through the diversification of counterparties with the use of a limit system and the review of each counterparty’s financial strength.

With the investment of liquid assets, DaimlerChrysler selects the banks and issuers of securities very carefully. In line with the Group’s risk policy, the predominant part of the liquid assets is in investments with an external rating of A or better. To a lower extent, other investments of liquid assets are held only as far as deemed necessary to maintain the operating business in low rated countries and other ordinary business.

At present, there are no liquid assets that are past their maturity or impaired due to credit risk-related defaults.

Receivables from financial services. The financing and lease activities of DaimlerChrysler are primarily focused on supporting the sale of the automotive products of the Group. As a consequence of these activities, the Group is exposed to credit risk, which is monitored with the use of defined standards, guidelines and procedures.

The exposure to credit risk from financing and lease activities is monitored based on the portfolio subject to credit risk. The portfolio subject to credit risk is reported internally gross of risk reserves and includes both the receivables from financial services and the portion of the operating lease portfolio that is subject to credit risk. It also includes volumes from dealer inventory financing. The receivables from financial services comprise claims arising from finance lease contracts and repayment claims from financing loans. The operating lease portfolio subject to credit risk is reported under “equipment on operating leases” in the Group’s consolidated financial statements.

In the year 2006, the Group’s maximum credit risk exposure for the receivables from financial services amounted to €77,169 million (2005: €86,181 million). For further details regarding the extent of credit risk based on the carrying amounts of receivables from financial services, please refer to Note 14.

In addition, the Financial Services segment is exposed to credit risk from irrevocable loan commitments that mainly arise from credit card business or are extended to large dealerships for customer retention reasons. At December 31, 2006, the loan commitments amounted to €2,458 million (2005: €2,311 million), and primarily had maturities of less than one year.

The Financial Services segment has implemented global guidelines and rules as a basis for efficient risk management. In particular, these rules deal with concentration risks, requests for collateral as well as the treatment of unsecured credits and nonperforming claims. These global guidelines and rules establish minimum standards which must be adhered to by all local entities. In addition, some entities have implemented rules and risk management processes which are more restrictive to take account of local market conditions and to comply with applicable law. The risk management principles contain standards for identifying, measuring, analyzing and monitoring the credit risks and are accompanied by a set of limits for operating entities and product types. To ensure the soundness of the guidelines, they also address the different requirements for the various customer and product types. These guidelines are crucial for consistently managing the credit risks and ensure that DaimlerChrysler’s risk bearing capacity is not exceeded. The internal guidelines are regularly reviewed and updated to reflect changing market environments and new developments in external risk management standards. Compliance with global and local guidelines is regularly reviewed by independent internal auditors.

The guidelines define and effectively limit any concentration risk that might arise from receivables from financial services with regard to particular customers. Continuous portfolio analyses ensure that concentration risks are identified and evaluated in a timely manner. As of December 31, 2006, the exposure to the top 15 customers did not exceed 3% of the total portfolio.

With respect to its financing and lease activities, the Group takes collateral for each customer transaction. The value of the collateral generally depends on the amount of the financed assets. As a rule, the main collateral is the financed vehicles (usually secured by certificate of ownership). In addition, the following types of collateral are accepted:

•                  cash,

•                  marketable securities,

•                  real estate property,

•                  inventory,

•                  guarantees and sureties.

In accordance with the credit standards of Financial Services, a valuation of collateral held is performed on an annual basis. Moreover, Financial Services mitigates the credit risk of its finance and lease activities. Advance payments from customers, for example, reduce the exposure subject to credit risk. Their usage and amount depends on the risk class of the borrower and the type of underlying financed asset. External credit bureau data are applied by local Financial Services companies as a standard information source to assess the borrower’s credit worthiness. Additionally, credit risk is mitigated in some markets by offering a residual debt insurance to retail customers to cover the event of death for example.

With respect to credit risk not covered by collateral, scoring systems are applied to consistently assess the default risk of retail and small business customers. Corporate customers are evaluated using internal rating instruments. The scoring and rating results as well as the availability of security and other risk mitigation instruments are essential elements for credit decisions. The corporate customer rating instruments categorize borrowers into ten different rating classes and differentiate between the two corporate customer types: dealers and fleets. To ensure that these risk classification instruments are accurate, regular monitoring, reviews and adjustments are carried out.

Significant financing loans and finance leases to corporate customers are evaluated individually for impairment. An individual loan or finance lease is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due according to the contractual terms. The Group has defined specific loss events as providing objective evidence that a financing loan or finance lease receivable has been impaired. These loss events include a corporate customer being set on a “credit watch list” or “problem credit” status or contractual payments of a retail or small business customer becoming 30 days past due.

The vast majority of loans and finance lease receivables related to retail or small business customers are grouped into homogeneous pools and collectively assessed for impairment. The impairment models used aim to determine an appropriate level of impairment allowances to reflect losses which have been incurred on the loans in the pool but have not yet been identified. The models used are generally based on historical experience, taking into account current economic conditions and behavioral facts. In certain highly developed markets, statistical methods are used. If loans and lease receivables that are collectively assessed for impairment are identified to be individually impaired, procedures are initiated to take possession of the asset financed or leased, or, alternatively, to renegotiate the impaired contract. Since in either case foreclosure of the contract is imminent, the impaired finance lease receivables and loans are carried at the estimated value of the collateral during the period of repossession or renegotiation.

Restructuring policies and practices are based on the indicators or criteria which, in the judgment of local management, indicate that repayment will probably continue and that total proceeds expected to be derived from the renegotiated contract exceed the expected proceeds to be derived from repossession and remarketing. Renegotiated loans that would otherwise be past due or impaired represent an insignificant portion of the portfolio.

Trade receivables. Trade receivables are mostly receivables from worldwide sales activities of vehicles and spare parts to general distribution companies. The credit risk from trade receivables encompasses both the default risk of general distribution companies as well as the payment risk of particular sales activities. DaimlerChrysler manages its credit risk from trade receivables on the basis of internal guidelines.

According to these rules, DaimlerChrysler evaluates each general distribution company’s creditworthiness by an internal rating process and its country risk on an annual basis. In this context, the year-end financial statements of the general distribution companies are assessed and recorded.

With regard to those general distribution companies whose creditworthiness does not allow for unsecured receivables, DaimlerChrysler usually demands the following types of collateral:

•                  first class export insurances,

•                  letters of guarantee from OECD banks,

•                  letters of credit,

•                  pledges.

For the remaining credit risk from trade receivables, impairments are recognized. The maximum exposure to loss of trade receivables is equal to their total carrying amounts. The carrying amounts of trade receivables, showing separately those receivables that are past due or impaired, can be seen under Note 18.

Derivative financial instruments. Derivative financial instruments comprise derivatives that are either included in hedge accounting or individually valued. The DaimlerChrysler Group does not use derivative financial instruments for purposes other than risk management. Without the use of these derivative financial instruments, the Group would be exposed to higher financial risks. DaimlerChrysler manages the credit risk exposure of the derivative financial instruments through diversification of counterparties by a limit system and review of each counterparty’s financial strength. The maximum exposure to credit risk is equal to the carrying amount of those derivatives classified as financial assets. The counterparties of the derivative financial instruments are mainly international banks. As these counterparties carry high external credit ratings from Standard & Poor’s, Moody’s or Fitch, the loss potential regarding credit risk is consequently limited. Concentration risks with regard to particular counterparties are defined and identified by an internal limit system. Currently, no derivative financial instruments are past due or impaired as a result of credit risk-related defaults.

Other receivables and financial assets. With respect to credit risk arising from other receivables and financial assets of DaimlerChrysler, the maximum exposure to credit risk is equal to the carrying amount of these instruments. DaimlerChrysler considers this credit risk as not significant.

Liquidity risk

Liquidity risk encompasses the risk that a company cannot meet its financial obligations in full.

DaimlerChrysler’s main sources of liquidity are its operations, external borrowings and sales of finance receivables in securitization transactions. The funds are primarily used to finance working capital and capital expenditure requirements and the cash needs of the lease and financing business. The Group typically finances its lease and financing activities with a high proportion of debt and through the sale of finance receivables from the financial services business (securitization transactions).

DaimlerChrysler manages its liquidity by holding adequate volumes of liquid assets and maintaining syndicated credit facilities in addition to the cash inflow generated by its operating business. The liquid assets consist of cash and cash equivalents as well as of short-term realizable securities and other assets. Some of these instruments are subject to market risks that the Group typically hedges with derivative financial instruments, such as interest rate swaps, forward rate agreements, caps, floors, futures and options. At December 31, 2006, DaimlerChrysler had short-term and long-term credit lines totaling €34.7 billion, of which €18.2 billion were not utilized. These credit lines include a US $18 billion credit facility with a syndicate of international banks. This credit facility comprises three tranches. The first tranche is a 5-year credit line maturing in May 2008, allowing DaimlerChrysler AG and various subsidiaries to draw a total of US $7 billion under this facility. DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, can draw a total of US $6 billion under a 364-day facility maturing in May 2007. The third tranche is a 5-year credit line of DaimlerChrysler AG with a volume of US $5 billion. This credit line had an original maturity of December 2009. In December 2005 and 2006, DaimlerChrysler made use of the contractual option to extend this facility for another year. The new maturity of this credit line is December 2011. For the period from December 2009 until December 2011, the volume of the third tranche is US $4.9 billion. A part of the US $18 billion credit facility serves as back-up for commercial paper drawings. In addition, the Group maintains a broad variety of other funding sources. Depending on its cash needs and market conditions, the Group issues bonds, notes and commercial papers or executes securitization transactions in various currencies.

From an operating point of view, the management of the Group’s liquidity exposures is centralized by a daily cash concentration process. This process enables DaimlerChrysler to manage its liquidity surplus and liquidity requirements according to the actual needs of the Group and each subsidiary company. The Group’s short-term and mid-term liquidity management takes into account the maturities of financial assets and financial liabilities and estimates of cash flows from the operating business.

Detailed information on the Group’s financing liabilities is provided in Note 24 to the consolidated financial statements.

The liquidity runoff shown in the following table provides an insight into how the liquidity situation of the Group is affected by the cash flows from financial liabilities as of December 31, 2006. It comprises a runoff of the

•      undiscounted principal and interest cash outflows of the financing liabilities,

•      undiscounted sum of the net cash outflows of the derivative financial instruments for the respective time band,

•      undiscounted cash outflows of the trade payables,

•      undiscounted payments from other financial liabilities and

•      the maximum amount to be drawn from irrevocable loan commitments of the Financial Services segment.

(in millions of €)	Total	2007	2008	2009	2010	2011	> 2012
Financing liabilities	119,407	49,690	23,340	15,097	5,427	7,457	18,396
Derivative financial instruments	2,417	533	1,110	142	64	72	496
Trade payables	13,716	13,714	2	—	—	—	—
Other financial liabilities	9,860	8,268	821	509	130	48	84
Irrevocable loan commitments from the Financial Services segment	2,458	2,458	—	—	—	—	—
Total	147,858	74,663	25,273	15,748	5,621	7,577	18,976

The undiscounted cash outflows of this runoff are subject to the following conditions:

•                  If the counterparty can request payment at different dates, the liability is included on the basis of the earliest date on which DaimlerChrysler can be required to pay. The customer deposits of DaimlerChrysler Bank are considered in this analysis to mature within the first year if appropriate according to their contractual maturity although their economic term until maturity may be longer.

•                  Besides derivative financial instruments bearing a negative fair value, this analysis also comprises derivative financial instruments with a positive fair value due to the fact that all derivative financial instruments and not necessarily derivative financial instruments of negative fair value only may contain net cash outflows.

•                  The cash flows of floating interest financial instruments are estimated on the basis of forward rates as this complies with the calculation of fair values of other financial instruments.

The available liquidity, short-term and long-term credit lines and the possibility to generate cash flows by securitizing receivables give DaimlerChrysler adequate flexibility to cover the Group’s refinancing requirements. Due to the diversification of financing sources and the liquid assets, DaimlerChrysler is not exposed to any concentration risk regarding liquidity.

Finance market risks

The global nature of its businesses exposes DaimlerChrysler to market risks resulting from changes in foreign currency exchange rates and interest rates. Accordingly, changes in foreign currency exchange rates and interest rates may adversely affect the Group’s operating results and financial situation. Other than equity price risks resulting from investments accounted for under the equity method, which are not considered in the following quantitative and qualitative analysis, the Group is only exposed to equity price risk to a minor extent. DaimlerChrysler seeks to manage and control these market risks primarily through the Group’s regular operating and financing activities, but also uses derivative financial instruments when deemed appropriate.

These market risks are evaluated by monitoring changes in key economic indicators and market information on an ongoing basis. In addition, the Group is exposed to commodity price risk associated with its business operations.

Any market sensitive instruments, including equity and interest bearing securities that the pension and other post-retirement benefit plans hold are not included in this quantitative and qualitative analysis. Please refer to Note 22 for additional information regarding DaimlerChrysler’s pension and other post-retirement benefit plans.

As part of its risk management system, DaimlerChrysler employs value-at-risk analyses as recommended by the Bank for International Settlements. In performing these analyses, the market risk exposure to changes in foreign currency exchange rates, interest rates and equity prices is quantified on a continuous basis by predicting the maximum loss with a given holding period and confidence level. The value-at-risk calculations employed

•      express potential losses in fair values

•      are based on the variance-covariance approach and

•      assume a 99% confidence level and a holding period of five days.

When the value-at-risk of the Group’s portfolio of financial instruments is calculated, first the current fair value of these financial instruments is computed. Then the sensitivity of the Group’s portfolio value to changes of the relevant market risk factors, such as foreign currency exchange rates or interest rates, is quantified. Based on expected volatilities and correlations of these market risk factors which are obtained from the RiskMetrics™ dataset, potential changes of the portfolio value are computed by applying the variance-covariance approach. The variance-covariance approach is a statistical method used to quantify the total impact of all relevant market risk factors on the portfolio’s present value. Through these calculations, and by assuming a 99% confidence level and a holding period of five days, the Group’s value-at-risk is obtained. The 99% confidence level and the five-day holding period indicate that there is only a 1% statistical probability that the value-at-risk will be exceeded by losses at the end of the five-day holding period. In accordance with the organizational standards of the international banking industry, DaimlerChrysler maintains risk management control systems independent of Corporate Treasury and with a separate reporting line.

Exchange rate risk. Transaction risk and currency risk management. The global nature of DaimlerChrysler’s businesses exposes operating businesses and reported financial results and cash flows to risks arising from fluctuations in exchange rates. These risks primarily relate to fluctuations between the US dollar and the euro.

The Group holds financial assets in foreign currencies. However, in accordance with internal rules, DaimlerChrysler generally refinances such assets in the respective foreign currencies, thus avoiding significant exchange rate risk.

The Group’s exchange rate risk arises, in contrast, primarily from operating businesses when revenues are generated in a currency that is different from the currency in which the costs of generating those revenues are incurred (so-called transaction risk). Once the revenues are converted into the currency in which the costs are incurred, the revenues may be inadequate to cover the costs if the value of the currency in which the revenues are generated declined in the interim relative to the value of the currency in which the costs were incurred. This risk exposure primarily affects the Mercedes Car Group segment, which generates a significant portion of its revenues in foreign currencies and incurs manufacturing costs primarily in euros. The Truck Group segment is also subject to transaction risk, but only to a minor degree because of its global production network. The Chrysler Group segment generates almost all its revenues and incurs most of its costs in US dollar. Therefore, the transaction risk of this segment is relatively low compared to that of the Mercedes Car Group segment. The Van, Bus, Other segment is directly exposed to transaction risk as far as the van and bus businesses are concerned, but only to a minor degree compared to the Mercedes Car Group and the Truck Group segments. In addition, the Van, Bus, Other segment is indirectly exposed to transaction risks through its equity investment in EADS, which is accounted for using the equity method.

Cash inflows and outflows of the business segments are offset if they are denominated in the same currency. This means that the exchange rate risk resulting from revenues generated in a particular currency can be offset by costs in the same currency, even if the revenues arise from a transaction independent of that in which the costs are incurred. As a result, only the unmatched amounts are subject to transaction risk. The overall currency exposure is additionally reduced through the natural hedging potential arising from the mutual offsets of the Chrysler Group’s euro exposure with the US dollar exposure of the Mercedes Car Group and Truck Group segments and the van and bus businesses. This natural hedging potential is given when currency exposures from the operating businesses of individual segments partially offset each other at the Group level, thus avoiding the need for hedging to the extent of the matched exposures. To provide an additional natural hedge against any remaining transaction risk exposure, DaimlerChrysler strives, where appropriate, to increase cash outflows in the same currencies in which the Group has a net excess inflow.

In order to mitigate the impact of currency exchange rate fluctuations for the operating business (future transactions), DaimlerChrysler continually assesses its exposure to exchange rate risks and hedges a portion of those risks by using derivative financial instruments. DaimlerChrysler’s currency exposures and the use of currency derivatives is managed by the Group’s Currency Committee. The Currency Committee consists of members from the Corporate Treasury department, the vehicle businesses and the Corporate Controlling department. The Corporate Treasury department assesses foreign currency exposures and carries out the Currency Committee’s decisions concerning foreign currency hedging through transactions with international financial institutions. The Risk Controlling department regularly informs the Board of Management of the actions of the Corporate Treasury department that are based on the Currency Committee’s decisions.

The Group’s targeted hedge ratios for forecasted operating cash flows in foreign currency are indicated by a reference model. On the one hand, the hedging horizon is naturally limited by the uncertainty related to cash flows that lie far ahead, and on the other hand it may be limited by the fact that appropriate currency contracts are not available. This model aims to protect the Group from unfavorable movements of exchange rates while preserving some flexibility to participate simultaneously in favorable developments. Based on this model and depending on the market outlook, the Currency Committee determines the hedging horizon, which usually varies from one to three years, as well as the average hedge ratios. Reflecting the character of the underlying risks, the hedge ratios decrease with increasing maturities. At year end 2006, the centralized foreign exchange management showed an unhedged position in the automotive business of calendar year 2007 amounting to 23% of the underlying forecasted cash flows in US dollars.

The hedged position is determined by the amount of derivative currency contracts held. The derivative financial instruments used to cover foreign currency exposure are primarily forward foreign exchange contracts and currency options. DaimlerChrysler’s guidelines call for a mixture of these instruments depending on the view of market conditions. Value-at-risk is used to measure the exchange rate risk inherent in these derivative financial instruments.

The following table shows the period-end, high, low and average value-at-risk figures for the 2006 and 2005 portfolio of these derivative financial instruments. The average exposure has been computed on an end-of-quarter basis. The offsetting transactions underlying the derivative financial instruments are not included in the following value-at-risk presentation.

				2006				2005
(in millions of €)	Period-end	High	Low	Average	Period-end	High	Low	Average
Exchange rate risk	208	326	208	261	281	322	173	253

The average value-at-risk of the Group’s derivative financial instruments used to hedge exchange rate risk in 2006 is comparable to that in 2005. The decrease in the period-end value-at-risk is primarily a result of lower exchange rate volatilities.

Effects of currency translation. Many of DaimlerChrysler’s subsidiaries are located outside the euro zone. Since the Group’s financial reporting currency is the euro, the income and expenses of these subsidiaries are translated into euros so that their financial results can be included in the consolidated financial statements. Period-to-period changes in the average exchange rates may cause translation effects that have a significant impact on, for example, revenues, segment profit/loss (EBIT) and net profit. Unlike the effect of exchange rate fluctuations on transaction exposure, the exchange rate translation risk does not affect local currency cash flows.

Due to its subsidiaries, DaimlerChrysler has significant assets and liabilities outside the euro zone. These assets and liabilities are denominated in local currencies and reside primarily at the US holding subsidiary, DaimlerChrysler North America Holding Corporation and at the Financial Services companies. When the net asset values are converted into euros, currency fluctuations result in period-to-period changes in those net asset values. The Group’s equity position reflects these changes in net asset values and the long-term exchange rate risk inherent in these investments is continually assessed and evaluated. DaimlerChrysler generally does not hedge against this type of risk.

Interest rate risk. DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities results from the leasing and sales financing business which is operated by the Financial Services segment. The Financial Services companies enter into transactions with customers which primarily result in fixed rate receivables. DaimlerChrysler’s general policy is to match funding in terms of maturities and interest rates, if economically feasible. However, for a limited portion of the receivables portfolio, the Group does not match funding in terms of maturities in order to take advantage of market opportunities. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates.

Concerning its lease and financing activities, an asset-liability committee that consists of members of the business segment, the Corporate Treasury department and the Corporate Controlling department manages these risks by quarterly setting interest rate exposure targets for Financial Services companies, either on a country or regional level. The Treasury Risk Management department and the local Financial Services companies are jointly responsible for achieving these targets. As a separate function, the Global Portfolio Management department of Financial Services monitors on a monthly basis whether the interest rate risk positions taken as a result of this process are in line with the targets to be achieved.

In order to achieve the targeted interest rate risk positions in terms of maturities and interest rate fixing periods, DaimlerChrysler also uses derivative financial instruments, such as interest rate swaps, forward rate agreements, swaptions, or caps and floors. The interest rate risk position is assessed by comparing assets and liabilities for corresponding maturities, including the impact of the relevant derivative financial instruments.

Derivative financial instruments are also used in conjunction with the refinancing of the industrial business. DaimlerChrysler coordinates funding activities of both the industrial business and financial services at the Group level.

The following table shows the period-end, high, low and average value-at-risk figures for the 2006 and 2005 portfolio of interest rate sensitive financial instruments, including the leasing and sales financing business. The value-at-risk corresponds to the interest rate risk position of the Group. The average exposure has been computed on an end-of-quarter basis.

				2006				2005
(in millions of €)	Period-end	High	Low	Average	Period-end	High	Low	Average
Interest rate risk	32	78	32	48	89	92	86	90

In 2006, the average and the period-end value-at-risk of the Group’s portfolio of interest rate sensitive financial instruments decreased, primarily due to lower interest rate volatilities and a reduction of risk positions.

Equity price risk. DaimlerChrysler holds investments in marketable equity securities and equity derivatives. According to international banking standards, the Group does not include investments in marketable equity securities which it classifies as long-term investments in its equity price risk assessment. Equity derivatives used to hedge the market risk of investments accounted for using the equity method are also not included in this assessment, because changes in the fair market value of these derivatives essentially offset changes in the value of the underlying investment accounted for using the equity method. The remaining equity price risk in the years 2006 and 2005 was not, and is not currently, material to DaimlerChrysler. Thus, no value-at-risk figures are presented for the equity price risk.

Commodity price risk. DaimlerChrysler is also exposed to the risk of changes in prices of commodities used in manufacturing.

To a minor extent, derivative commodity instruments are used to reduce some of the Group’s commodity price risk, mainly the risk associated with the purchase of precious metals. The risk resulting from these derivative commodity instruments in 2006 and 2005 was not, and is not currently, significant to DaimlerChrysler. Therefore, no value-at-risk figures are presented for these derivative commodity instruments.

33. Segment reporting

DaimlerChrysler has determined four reportable segments that are largely organized and managed separately according to nature of products and services provided, brands, distribution channels and profile of customers. Information with respect to the Group’s segments is presented below:

Mercedes Car Group. This segment includes activities primarily related to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach as well as related parts and accessories.

Chrysler Group. This segment includes activities related to the development, design, manufacture, assembly, and sale of passenger cars, off-road vehicles, and light trucks under the brand names Chrysler, Jeep®, and Dodge as well as related parts and accessories.

Truck Group. This segment includes activities primarily related to the development, design, manufacture, assembly and sale of trucks under the brand names Mercedes-Benz, Freightliner and Mitsubishi Fuso as well as related parts and accessories.

Financial Services. The activities in this segment primarily extend to the marketing of financial services in the area of retail and lease financing for vehicles, dealer financing, and insurance brokerage. This segment also includes the Group’s equity method investment in Toll Collect.

Van, Bus, Other. Van, Bus, Other comprises all other operations of the Group. It primarily includes the Group’s van and bus operating units, which are sold under the brand name Mercedes-Benz (for vans additionally under the brand names Freightliner and Dodge; for buses additionally under the brand names Setra and Orion), the real estate activities, and the equity method investment in EADS. Prior to its sale, the Off-Highway business and the Group’s investment in Mitsubishi Motors Corporation (MMC) formed part of Van, Bus, Other (see also Notes 3 and 7).

Management Reporting and Controlling Systems. The Group’s management reporting and controlling systems use accounting policies that are the same as those described in Note 1 in the summary of significant accounting policies under IFRS.

The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as “EBIT” in our management and reporting system.

EBIT comprises gross profit, selling and general administrative expenses, research and non-capitalized development costs, other operating income, net, and share of profit (loss) from companies accounted for using the equity method, net, as well as other financial income (expense), net. If applicable, the result from discontinued operations (before interest and taxes) is also included in EBIT.

EBIT is a new measure of segment profit or loss introduced in 2007 and has replaced “operating profit,” which was the former performance measure of the Group’s segments disclosed in DaimlerChrysler’s previously issued consolidated financial statements which had been prepared in accordance with US GAAP. For purposes of these financial statements, DaimlerChrysler has recast the segment profit or loss for the years 2006 and 2005 to be consistent with the new measure EBIT. The main changes between EBIT and former operating profit relate to (i) differences between previous GAAP and IFRS, (ii) the complete incorporation of the share of profit (loss) from investments accounted for using the equity method, net, (iii) the incorporation of all other financial income (expense) in EBIT, and (iv) the implementation of an accounting policy for revenue recognition for sales between the industrial business segments and the Financial Services segment which is in accordance with IFRS.

Intersegment revenues are generally recorded at values that approximate third-party selling prices.

Segment assets principally comprise all assets. The industrial business segments’ assets exclude income tax assets, assets from defined benefit plans and certain financial assets (including liquidity).

Segment liabilities principally comprise all liabilities. The industrial business segments’ liabilities exclude income tax liabilities, liabilities from defined benefit plans and certain financial liabilities (including financing liabilities).

Information in the table below about capital expenditures and depreciation / amortization comprises intangible assets (excluding goodwill) as well as property, plant and equipment (excluding finance lease).

With respect to information about geographical regions, revenues are allocated to countries based on the location of the customer; non-current assets are disclosed according to the physical location of these assets.

Segment information as of and for the years ended December 31, 2006 and 2005:

	Mercedes	Chrysler	Truck	Financial	Van, Bus,	Total
(in millions of €)	Car Group	Group	Group	Services	Other	Segments	Reconciliation	Consolidated

2006
Revenues	49,707	46,952	28,925	15,434	11,791	152,809	—	152,809
Intersegment revenues	1,703	31	2,864	615	1,360	6,573	(6,573)	—
Total revenues	51,410	46,983	31,789	16,049	13,151	159,382	(6,573)	152,809

Segment profit / (loss) (EBIT)	1,783	(468)	1,851	1,639	1,327	6,132	(643)	5,489

Segment assets	28,323	29,332	16,281	118,207	13,998	206,141	11,493	217,634

Segment liabilities	21,365	21,543	9,734	109,386	5,318	167,346	12,839	180,185

Capital expenditures	2,303	3,246	1,202	50	395	7,196	—	7,196
Thereof investments in property, plant and equipment	1,698	2,857	912	29	378	5,874	—	5,874
Depreciation and amortization	2,719	2,948	841	46	615	7,169	—	7,169

	Mercedes	Chrysler	Truck	Financial	Van, Bus,	Total
(in millions of €)	Car Group	Group	Group	Services	Other	Segments	Reconciliation	Consolidated

2005
Revenues	46,277	50,092	27,644	13,904	12,873	150,790	—	150,790
Intersegment revenues	1,554	34	2,278	610	1,394	5,870	(5,870)	—
Total revenues	47,831	50,126	29,922	14,514	14,267	156,660	(5,870)	150,790

Segment profit / (loss) (EBIT)	(787)	2,218	1,564	1,443	1,867	6,305	(229)	6,076

Segment assets	29,798	31,951	16,417	122,388	16,662	217,216	10,796	228,012

Segment liabilities	21,339	24,728	10,116	112,972	6,952	176,107	15,845	191,952

Capital expenditures	2,273	3,631	1,179	66	910	8,059	(29)	8,030
Thereof investments in property, plant and equipment	1,633	3,015	979	45	837	6,509	(29)	6,480
Depreciation and amortization	2,757	2,747	788	62	535	6,889	—	6,889

Mercedes Car Group. Associated with the decisions to terminate the production of the smart forfour and to realign the business model for smart, EBIT of the Mercedes Car Group for 2006 and 2005 includes charges of €946 million and €1,111 million, respectively. From the charges incurred in 2006 and 2005, €127 million (2005: €535 million) is attributable to impairment losses and €819 million (2005: €576 million) is attributable to payments already made in 2005 and 2006 or expected to be made in future periods (see Note 5).

In 2006, EBIT of the Mercedes Car Group includes charges of €286 million (2005: €570 million) for the headcount reduction initiative at the Mercedes Car Group. Of these amounts, €783 million (2005: €70 million) was already paid in 2006 (see Note 5).

A provision established in connection with a case alleging infringement of EU competition law was reduced by €60 million as a result of a favorable court decision. This amount is included in EBIT of the Mercedes Car Group in 2005.

Chrysler Group. In 2006, the financial support provided to supplier Collins & Aikman resulted in expenses of €66 million (2005: €99 million) (see Note 30).

In 2005, the Chrysler Group recorded a €240 million gain on the sale of its Arizona Proving Grounds vehicle testing facility.

Truck Group. In 2005, a settlement with MMC associated with quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in EBIT of the Truck Group.

Financial Services. In 2006, capital expenditures for noninventory related equipment on operating lease amount to €15,741 million (2005: €12,347 million), related depreciation charges amount to €5,750 million (2005: €4,619 million).

Van, Bus, Other. In 2006 and 2005, EBIT of Van, Bus, Other includes the Group’s share in the net profit (loss) of EADS of €(193) million and €489 million, respectively. In addition, EBIT comprises the earnings effects from the valuation of derivatives relating to EADS. The mark-to-market valuation of these derivatives resulted in unrealized gains of €519 million in 2006 and unrealized losses of €197 million in 2005 (see Note 13). The equity investment in EADS included in segment assets amounts to €4,371 million in 2006 (2005: €4,706 million).

In 2006, EBIT of Van, Bus, Other includes gains on the sale of real estate investments of €271 million.

Furthermore, EBIT of the Group was positively impacted by €266 million due to the disposal of the Off-Highway business in 2006, of which €253 million was attributable to Van, Bus, Other (see Note 3).

In 2005, a gain of €692 million realized on the sale of DaimlerChrysler’s remaining share in MMC had a positive effect on EBIT. As a result of the repurchase of a note by MTU Aero Engines Holding AG, a gain of €53 million is included in EBIT of Van, Bus, Other for 2005 (see Note 6).

Reconciliations. Reconciliations of the total segment measures to respective items included in financial statements are as follows:

(in millions of €)	2006	2005
Total segments’ profit (EBIT)	6,132	6,305
Corporate items and eliminations	(643)	(229)
Group EBIT	5,489	6,076
Interest expense, net	(401)	(998)
Profit before income taxes	5,088	5,078

Total segments’ assets	206,141	217,216
Income tax assets	5,436	5,645
Unallocated financial assets (including liquidity) and assets from defined benefit plans	13,518	12,756
Other corporate items and eliminations	(7,461)	(7,605)
Group assets	217,634	228,012

Total segments’ liabilities	167,346	176,107
Income tax liabilities	(2,151)	(2,735)
Unallocated financial liabilities and liabilities from defined benefit plans	21,772	26,005
Other corporate items and eliminations	(6,782)	(7,425)
Group liabilities	180,185	191,952

The reconciliation includes items that are by definition not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example issues at corporate level. Transactions between the segments are eliminated in the reconciliation.

The reconciliation to Group EBIT includes for the year 2006 corporate items of €(714) million (2005: €(236) million) and eliminations of €71 million (2005: €7 million).

Revenues and non-current assets by region. Revenues from external customers are as follows:

				Other
		Western		American		Other
(in millions of €)	Germany	Europe(1)	United States	countries	Asia	countries	Consolidated
2006	22,387	27,965	65,176	14,933	12,448	9,900	152,809
2005	21,381	26,191	67,955	13,727	12,606	8,930	150,790

(1) Excluding Germany.

Germany accounts for €28,548 million of non-current assets (2005: €30,171 million), the United States for €77,148 million (2005: €82,443 million) and other countries for €31,507 million (2005: €33,117 million).

34. Earnings per share

The computation of basic and diluted earnings per share for income from continuing operations is as follows:

(in millions of € or millions of shares, except earnings per share)	2006	2005
Profit attributable to shareholders of DaimlerChrysler AG	3,744	4,149
Diluting effects in net profit	—	—
Net profit–diluted	3,744	4,149

Weighted average number of shares outstanding – basic	1,022.1	1,014.7
Dilutive effect of stock options	5.2	3.0
Weighted average number of shares outstanding – diluted	1,027.3	1,017.7

Earnings per share for profit attributable to shareholders of DaimlerChrysler AG
Basic	3.66	4.09
Diluted	3.64	4.08

For the years 2006 and 2005 no result from discontinuing operations was disclosed. Therefore, earnings per share from net profit correspond to the earnings per share from income from continuing operations.

Stock options to acquire 46.4 million and 65.7 million DaimlerChrysler ordinary shares that were issued in connection with the 2000 Stock Option Plan were not included in the computations of diluted earnings per share for 2006 and 2005, respectively, because the options’ underlying exercise prices were higher than the average market prices of DaimlerChrysler ordinary shares in these periods.

35. Related party transactions

The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of business. These suppliers include companies in which the Group holds an ownership interest as well as companies that are affiliated with some members of the Supervisory Board or the Board of Management of DaimlerChrysler AG or its subsidiaries.

As described in more detail in Note 30, DaimlerChrysler has provided a number of guarantees with respect to Toll Collect, a joint venture in which DaimlerChrysler holds an equity interest of 45%. Furthermore, Mr. Bernhard Walter, a member of the Supervisory Board of DaimlerChrysler AG, is also a member of the Supervisory Board of Deutsche Telekom AG, one of the other investors in Toll Collect.

Mr. Mark Wössner, a member of DaimlerChrysler’s Supervisory Board, received payments in 2006 and 2005 in the amount of €1 million, respectively, for the rental of premises to Westfalia Van Conversion GmbH, a wholly-owned subsidiary of DaimlerChrysler.

DaimlerChrysler engages in commercial transactions with its equity investee EADS. The Group does not consider these transactions to be material either individually or in the aggregate. Mr. Bischoff and Mr. Lagardère are both members of the Supervisory Board of DaimlerChrysler AG and are also co-chairmen of the Board of Directors of EADS.

From time to time, DaimlerChrysler Group companies may purchase goods and services (primarily advertising) from, and sell or lease vehicles or provide financial services to, Lagardère Group companies in the ordinary course of business. Arnaud Lagardère, who became member of the Supervisory Board in April 2005, is the general partner and Chief Executive Officer of Lagadère SCA, a publicly traded company and the ultimate parent company of the Lagardère Group.

The following represent transactions with DaimlerChrysler shareholders:

DaimlerChrysler incurred expenses of US $0.8 million in 2006 (2005: US $0.8 million) for advertising and related marketing activities with a US magazine. Earl G. Graves, a member of DaimlerChrysler’s Supervisory Board and a shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine’s ultimate parent company.

DaimlerChrysler Canada Inc. paid CAD 0.8 million in 2006 (2005: CAD 1.2 million) to a subsidiary of Mosaic Sales Solutions Holding Company for field marketing services. The chief executive officer of that company, Tony LaSorda, is the brother of Thomas LaSorda, a member of the Board of Management of DaimlerChrysler AG, who assumed responsibility for the Chrysler Group in September 2005.

36. Compensation of the members of the Board of Management and the Supervisory Board and additional information concerning German Corporate Governance Code

Board of Management. The total compensation paid by Group companies to the members of the Board of Management of DaimlerChrysler AG is calculated from the amount of compensation paid in cash and from benefits in kind. The latter primarily comprise the provision of company cars and the reimbursement of expenses for security precautions.

€16.7 million are paid as short-term due payments (€7.5 million as fixed compensation, €9.2 million as annual bonus) and €3.8 million as long-term payments in connection with variable performance-related compensation components granted in previous years, which became due for payment in 2006. This totalled an amount of €20.5 million for the year 2006 (2005: €34.9 million).

In 2006, 276,160 phantom shares were granted to the members of the Board of Management from the long-term share-based compensation component (2005: 454,914 phantom shares). The granting in 2006 was based on a value of €46.17 (2005: €35.41) per phantom share. Before being paid out in the year 2010, the number of phantom shares may change, depending on internal and external performance targets and continuous activity in the Board of Management. Since payment continues to depend on the share price at the time of payment, this element of compensation will not be shown in the total compensation of the Board of Management until it is actually paid out in 2010. For detailed information on stock-based compensation programs, see Note 21.

In 2006, stock options granted in 2003 were exercisable. In this context, Members of the Board of Management exercised 148,000 stock options.

Until the year 2005, the pension agreements of the German Board of Management members included a commitment for an annual retirement pension, calculated contingent on the years of service as a proportion of the latest determined base salary (70% for Dr. Dieter Zetsche, 69% for Günther Fleig, 60% for Dr. Rüdiger Grube and Dr. Thomas Weber as well as 50% for Andreas Renschler and Bodo Uebber). Those pension rights remain, but have been frozen at that level. The pension payments begin in the form of a retirement pension when a member’s contract of service ends on or after his 60th birthday, or in the form of an invalidity pension when a member’s contract of service ends before his 60th birthday due to disability. An annual increase of 3.5% is effected. Similar to the retirement pension of the German workforce, arrangements for widows and orphans are included.

Effective January 1, 2006, those pension agreements were converted into a defined-contribution pension system, in line with the existing pension systems for senior management at the Group. Each Board of Management member is credited with a capital component each year. This capital component comprises an amount equal to 15% of the sum of the Board of Management member’s fixed base salary and the annual bonus that was actually achieved, multiplied by an age factor equivalent to a certain rate of return, at present 6%. This pension plan is payable at the age of 60 at the earliest.

US Board of Management members are entitled to annual pension benefits under two plans applicable to senior management of DaimlerChrysler Corporation. For the first plan, the benefit is based on the individual’s prior contributions (a percentage of base salary deductions) and years of service and final average salary. In principle, with this plan, 2.25% of the base salary is earned as a pension payment for each year of credited service. For the second plan, benefits are based on a percentage of annual bonuses (currently 4%).

The company fulfilled its obligations for benefits earned last year relating to bonuses by providing investment contracts that will make payments at retirement equivalent on an after-tax basis to payments the company would have otherwise had to make.

The service costs incurred in connection with pension plans of the members of the Board of Management for the year 2006 amounted to €4.0 million.

No severance payments are foreseen for Board of Management members in the case of early termination of their service contracts. Solely in the case of early termination of a service contract by mutual consent, the Board of Management service contracts include a commitment to payment of the base salary and to provision of a company car until the end of the original service period. Such persons are only entitled to payment of the performance-related component of compensation, pro rata, for the period until the day when the Board of Management member leaves the company. Entitlement to payment of the performance-related component with a long-term incentive effect is defined by the exercise conditions specified in the respective plans.

The German Board of Management members with pension agreements concluded with DaimlerChrysler AG before the year 2006 can also receive pension payments and the use of a company car for the period beginning after the end of the original service period.

Irrespective of the above provisions, if DaimlerChrysler AG terminates Mr. Sidlik’s contract without cause or if he terminates it for good reason, he would then be entitled to receive an amount equal to twice the sum of his annual base salary and average annual bonus over the prior three years. He would also be entitled to receive a payment equal to the incremental value of the retirement benefits that he would have otherwise been entitled to receive at the end of the contract and certain other pension benefits at termination.

If Mr. LaSorda’s contract is similarly terminated, he would then be entitled to receive compensation equal to twice the sum of his annual base salary and annual bonus. He would also be entitled to receive pension credit for two additional years of service and certain other pension benefits at termination.

The payments made in 2006 to former members of the Board of Management of DaimlerChrysler AG and their surviving dependants amount to €25.1 million (2005: €16.9 million). The total obligation as of December 31, 2006, to provide pension, retirement and similar benefits for the former members of the Board of Management and their surviving dependants was €255.4 million (2005: €292.9 million).

In 2006, no advances or loans existed to members of the Board of Management of DaimlerChrysler AG.

Supervisory Board. The compensation paid in 2006 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted to €2.1 million (2005: €2.0 million).

Apart from the compensation and other payments of employee representatives arising from their employment contracts, no compensation was paid for personal services provided in 2005 and 2006 beyond the aforementioned board and committee activities, or in particular for advisory or agency services. The members of the Supervisory Board receive only short-term payments. The compensation and other payments of employee representatives arising from their employment contracts are exempted.

In 2006, no advances or loans existed to members of the Supervisory Board of DaimlerChrysler AG.

37. Subsequent events

On February 14, 2007, DaimlerChrysler announced the Chrysler Group’s three-year “Recovery and Transformation Plan.” This plan aims to return the Chrysler Group to profitability by 2008 and redesign the business model for the Chrysler Group. The plan identifies a combination of measures including workforce reductions by 13,000 employees over three years and reduction in production capacity by eliminating work shifts and idling plants. DaimlerChrysler expects these recovery measures to result in restructuring charges of up to €1 billion to be recognized in its financial statements for 2007, with a cash impact for the year 2007 of about €0.8 billion.

DaimlerChrysler
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 26, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
DaimlerChrysler AG

We consent to the incorporation by reference in the registration statement (No. 333-123535, which includes Post-Effective Amendment No. 1 to Registration Statement No. 333-13160) on Form F-3 of DaimlerChrysler North America Holding Corporation and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of DaimlerChrysler AG of our report dated April 26, 2007, with respect to the consolidated balance sheets of DaimlerChrysler AG as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2006, according to International Financial Reporting Standards (IFRS).  Our report with respect thereto refers to the fact that IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America and that the information relating to the nature and effect of such differences is presented in Note 2 to the consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Stuttgart, Germany
April 26, 2007